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DAT : 5/12/08

TOMRA

Helping the world recycle

Contents

This TOMRA publication is printed with paper and inks satisfying the environmental requirements of the Nordic Swan Label (www.ecolabel.no)
Print : RK Grafisk AS

Design: TOMRA
Photos: Main: Jarle Nyttingnes. Others: TOMRA; TiTech; Stephen Mallon, Getty Images (p. 9); www.fotografjonassen.no

Tomra Systems ASA
Drengsrudhagen 2
P.O. Box 278, 1372 Asker, Norway
Telephone: +47 66 79 91 00

		IFRS (continued operations)				NGAAP (including discontinued operations)	
		2007	2006	2005	2004	2004	2003
Operating revenues	NOK million	3,490	3,965	2,413	2,142	2,512	2,463
EBITDA	NOK million	606	828	310	336	339	415
Profit before other items	NOK million	445	655	133	199	173	242
Ordinary profit before taxes	NOK million	442	656	148	273	197	285
Net profit	NOK million	292	440	22	195	161	163
Total assets	NOK million	2,952	3,310	2,994	3,257	3,261	3,387
Equity	NOK million	1,624	1,972	2,166	2,564	2,270	2,594
Return on equity, ex. other items	%	16.2	21.3	0.9	6.4	4.7	6.7
Return on total assets, ex. other items	%	15.2	21.0	4.9	7.1	6.3	9.6
Earnings per share	NOK	1.76	2.48	0.05	0.92	0.82	0.81
Earnings per share fully diluted	NOK	1.76	2.48	0.05	0.92	0.82	0.81
Net cash flow from operating activities	NOK million	526	344	230	408	381	217
Number of employees as of 31 December		2,040	2,022	1,906	1,824	1,972	1 976
Female employees	%	20	18	19	17	17	20
Female managers (of all managers)	%	19	17	17	16	16	18
Ethnic minority employees	%	32	35	34	33	33	21
Number of reportable injuries		167	116	153	178	178	253
Carbon dioxide emissions	Metric tons	28,900	26,000	21,000	22,000	30,900	27,300
Waste generation	Metric tons	1,745	1,585	1,580	1,460	1,470	1,650

We have moved from a company focused primarily on reverse vending activities to one that can provide a variety of advanced solutions for recovering and recycling materials, within both deposit and non-deposit market infrastructures.




100
20
80
35
65
2003
2007
2011
Deposit-related business
Non-deposit business

TOMRA'S BUSINESS EVOLUTION 2003-2011

The pie charts above illustrate TOMRA's ongoing evolution from a supplier of reverse vending solutions to a provider of recycling solutions. In 2003 100% of TOMRA's revenues were derived from its deposit activities. Now, 20% of the company's revenues come from non-deposit activities. At the same time, overall revenues have increased from 2003 to 2007 by more than 50%. We expect overall revenues to increase by more than 50% again within 2011, and for the revenue distribution between our deposit and non-deposit activities at that time to be 65/35.

On track

TOMRA achieved good results in all business segments in 2007, generating 20% growth overall both in revenues and profit (adjusted for extraordinary sales to Germany in 2006). Most importantly, we confirmed that the business is going in the right direction in all segments, and is on course to achieving our long-term financial targets.

Over the next four years we have set a goal of increasing our overall revenues by 50%. This can be achieved essentially by: maintaining our leading position as a supplier of reverse vending technology and related services; continuing to implement further operational efficiencies within the Materials Handling segment; maintaining the growth curve within the Industrial Processing Technology segment; and, transitioning our Collection Technology Non-Deposit Solutions segment from its status as an incubator for new business, to that of a solid profit-driving operational entity. With the successes we achieved in each of our business segments in 2007, I have every reason to believe these goals will be accomplished.

Following its extraordinary results in 2006, the Collection Technology Deposit Solutions segment again turned in a good year. The Nordic region in particular delivered a strong performance, executing very well on the sales opportunities arising from the implementation of deposit on non-refillable plastic beverage containers in Finland.

Revenue growth was also achieved in North America, with the Materials Handling business noting its best year ever. The development and introduction of new Orwak compaction solutions for our rePlanet recycling centers in California was another major initiative, which will help to reduce operational costs and CO_2 emissions through more efficient material transport.

Within the Industrial Processing Technology segment, TiTech once again achieved an all-time high in revenues. TiTech, along with Commodas, Orwak and Presona, now represent TOMRA's fastest growing business segment, which has gone from revenues of less than NOK 100 million in 2004 to almost NOK 650 million in 2007. I have no doubt that this growth rate will continue, and may be further enhanced through potential acquisitions.

Significant progress was also made in 2007 within the Collection Technology Non-Deposit Solutions segment. A new pilot for automated recycling centers was signed with Waste Management Inc., North America's leading provider of waste and environmental services. Our operations in Japan are also progressing well, and the business partnership with Sumitomo works well. We believe this business segment is now in a good position to break even by the end of 2009, and thereafter deliver profits and continued growth.

Today TOMRA is a substantially different company than it was just a few years ago. We have moved from a company focused primarily on reverse vending activities to one that can provide a variety of advanced solutions for recovering and recycling materials, within both deposit and non-deposit market infrastructures. In recognition of these changes we developed and implemented a new corporate logo and visual identity in 2007 which we feel successfully expresses the breadth of TOMRA's business now and into the future.

This is an exciting time for TOMRA. Positive momentum is building, the call for new recycling solutions is getting louder, and we have a very solid foundation on which to reach our ambitions for the future. We are on track, and look forward to bringing the business further ahead in 2008.

Amund Skarholt
President & CEO

Håkan Erngren
Vice President,
Tomra Nordic
Joined TOMRA in 2001 and member of Group Management since 2005.
External board affiliations: none.
Number of TOMRA shares/ options held: none.

Heiner Bevers
Managing Director,
Tomra Germany
Joined TOMRA in 2001 and member of Group Management since 2005. MBA, Westfälische Wilhelms-Universität, Münster.
External board affiliations: none.
Number of TOMRA shares/ options held: 2,000/none.

Rune Marthinussen
Managing Director,
TiTech Visionsort AS
Joined TOMRA in and member of Group Management since 2001. MBA, Norwegian School of Management, Oslo; M.Sc., Norwegian University of Science and Technology, Trondheim / Von Karman Institute for Fluid Dynamics, Brussels.
External board affiliations: none.
Number of TOMRA shares/ options held: 10,000/none.

Espen Gundersen
Chief Financial Officer,
Tomra Systems ASA
Joined TOMRA in 1999 and member of Group Managemer since 2001. MBA, Norwegian School of Management, Oslo; CPA, Norwegian School of Economics and Business Administration, Bergen.
External board affiliations: non
Number of TOMRA shares/ options held: 10,000/none.

Greg Knoll
President and Chief Executive Officer, Tomra North America
Joined TOMRA in and member of Group Management since 2002. B.S. Marketing, Pennsylvania State University.
External board affiliations: Advisory Board, Rock Ethics Inst., Penn State University. Board Member, New Taste Dimensions, Inc.
Number of TOMRA shares/ options held: none.

Amund Skarholt
President and Chief Executive Officer, Tomra Systems ASA
Joined TOMRA in and member of Group Management since 2005.
External board affiliations: Vice Chairman of the Board, TANDBERG asa.
Number of TOMRA shares/ options held: 30,000/none.

Trond Johannessen
Senior Vice President, Tomra Systems ASA
Joined TOMRA in 2002 and member of Group Management since 2005. M. Sc. Norwegian School of Economics and Business Administration, Norway; and Northwestern University, USA.
External board affiliations: none.
Number of TOMRA shares/ options held: 15,000/none.

Ton Klumper
Vice President, Tomra Westerr and Eastern Europe
Joined TOMRA in 1985 and has been a member of Group Managements since July 2007
External board affiliations: nor
Number of TOMRA shares/ options held: none.



Group Structure

Harald Henriksen
Senior Vice President Technology, Tomra Systems ASA
Joined TOMRA in and a member of Group Management since 2004. B.Sc. Electronics, University of Salford, Manchester.
External board affiliations: none.
Number of TOMRA shares/ options held: none/30,000.

Fredrik Witte
Chief Financial Officer, Tomra North America
Joined TOMRA in 2001 and member of Group Management since 2005. B.S. Economics, Wharton School of Finance & Commerce.
External board affiliations: none.
Number of TOMRA shares/ options held: 1,100/none.



TOMRA SYSTEMS ASA

This is the parent company for all the subsidiaries within the Tomra Group. Personnel includes the CEO and administrative support staff, and approximately 100 technical specialists and managers within the Technology Department. Tomra Systems ASA and its subsidiary Tomra Production AS (TOMRA's primary production facility in Lier, Norway for its reverse vending machines) together have about 230 employees.

COLLECTION TECHNOLOGY, DEPOSIT SOLUTIONS

North America: All of TOMRA's activities in the USA and Canada are organized under Tomra North America Inc. based in Shelton, Connecticut. Principal markets in the US include California, Connecticut, Delaware, Hawaii, Iowa, Maine, Massachusetts, Michigan, New York and Vermont; in Canada: British Columbia and Quebec. Total employees: app. 1,150.

Germany: Due to the size of our operations in this country, the German market is organized as a separate business unit within the Group administrated by Tomra Systems GmbH. The company is based in Hilden, Germany and includes approximately 220 employees.

Nordic Region: This unit consists of the sales and service subsidiaries operating in Norway (Tomra Butikksystemer AS), Sweden (Tomra Systems A/B), Finland (OY Tomra AB), Denmark (Tomra System A/S) and the Baltics (Tomra Baltic OÜ). Total employees: app. 100.

Western Europe: Includes subsidiaries in The Netherlands (Tomra Systems B.V.), Belgium (Tomra Systems N.V.) and France (Tomra Systems S.A.). Also has administrative responsibility for distributors within certain developing markets in Europe. Total employees: app. 60.

Eastern Europe: Includes subsidiaries in Austria (Tomra Leergutsysteme GmbH) and Poland (Tomra Orwak Polska Sp.z.o.o.). Also has administrative responsibility for distributors within certain developing markets in Europe. Total employees: app. 20.

COLLECTION TECHNOLOGY, NON-DEPOSIT SOLUTIONS

Tomra Japan: TOMRA's subsidiary in Japan is based in Tokyo and has a partnership with the Sumitomo Corporation, one of Japan's largest conglomerates. Total employees: 6.

Tomra UK: Established in 2006, Tomra UK is responsible for the installation and operation of TOMRA's automated outdoor recycling centers placed at Tesco Supermarkets in the UK. Total employees: 4.

MATERIALS HANDLING

TOMRA's Materials Handling activities are located in various easterns states, Quebec and California, and report to the North American headquarters in Connecticut. The number of employees working within this segment are included in the total above for North America.

INDUSTRIAL PROCESSING TECHNOLOGY

TiTech/Commodas: Headquartered in Norway, these companies have sales activities in over 20 countries and R&D functions in Norway and Germany. Total employees: app. 110.

Orwak/Presona: Headquarted in Sweden, these companies are represented in over 40 countries worldwide. Total employees: app. 160.

The enormous challenges related to managing our waste

The enormous amounts of waste generated by the world's more economically developed populations poses major challenges for society. More and more people are consuming more and more products and services every year as the global standard of living increases.

The situation in the EU is an example which shows our inability to fulfill the goals that have been set relative to waste management. The EU has set a target that each inhabitant should not generate more than 300 kilograms of waste on average per year. The reality however is that the average in the EU today is more than 500 kilograms per inhabitant per year. And despite an increased focus on efforts to reuse and recycle in recent years, the majority of waste is unfortunately still being dumped at landfills. A number of research studies in Europe and the USA show in fact that more than 60 percent of normal household waste is being taken to landfills.

Toward more efficient technology-based recycling systems

A key prerequisite for addressing the challenges related to waste management is choosing the right mechanisms for efficient collection and recycling. Many different approaches have been tried during the past 20 years with varying degrees of success. Most recycling systems have either been too costly to operate or have had insufficient participation on the part of consumers to have any significant effect.



Fortunately there are recycling systems in operation today that can address these issues. These systems have in common the fact that they fulfill the three basic criteria of every efficient recycling system:

- Participation: High recycling rates can only be achieved if consumers and organizations are given sufficient incentive to participate in the system. A financial incentive, for example deposit, has proven to be very effective. But there are also other types of incentives that can also be effective, such as product or service discount coupons, lotteries, point systems, etc.
- Sorting: Used materials have at the outset an inherent value. To maximize this value, they need to be reliably sorted according to their specific material fraction. Pure sorted aluminum for example has a much higher value than a mixture of aluminum and steel. In addition, even a small amount of an unwanted material in a particular fraction can ruin its ability to be recycled or used in energy recovery applications.

- Volume reduction: Reducing the volume of collected materials is also critical to lowering the costs associated with storage and transport. And here it is important to emphasize that efficient volume reduction can only occur after materials have been sorted into their separate fractions. Compacting unsorted materials makes it almost impossible to sort the materials afterwards, thereby diminishing their value.

There are different ways to fulfill these three basic criteria, and indeed, there are many different kinds of systems in operation. Nevertheless, the most efficient systems have in common the fact that they utilize technology to solve the challenges related to sorting and volume reduction. Technology makes it possible to completely automate processes that previously were in large part achieved manually. With increasing labor costs and stricter requirements relative to work environments and conditions, the implementation of automated solutions offers an effective way to address these issues. Moreover, certain tasks can only be effectively solved by using technology, for example accurately sorting different plastic compositions which to the human eye appear the same.

TOMRA as a leading supplier of recycling technology

As of today there is no other company in the world that is as well-positioned as TOMRA when it comes to being able to provide technology for efficient recycling. While TOMRA previously only focused on providing solutions for collecting used deposit beverage containers, the company can today offer a wide spectrum of different technological solutions for efficiently recycling a large variety of materials within diverse system frameworks. TOMRA is today a leading provider both in respect to automated collection solutions and so-called "back-end" sorting and compaction technology for mixed material streams.

A key prerequisite for addressing the challenges related to waste management is choosing the right mechanisms for efficient collection and recycling.



OVERALL STRATEGY	MISSION	VISION	MARKETS	SOLUTIONS
	Helping the world recycle	A leading global provider of advanced solutions enabling recovery and recycling of materials	All markets with developed or emerging recycling value chains	TECHNOLOGY › Recognition › Sorting › Volume reduction SOLUTIONS › Field support › Logistics › Processing



TOMRA's strategy and financial goals

TOMRA's vision is to be a leading global provider of advanced technology enabling recovery and recycling of materials. In order to realize this vision the company has positioned itself as a supplier of material recognition, sorting and compaction technology.

The strategy is relatively simple: TOMRA is going to sell products based on these technologies and associated services in all markets with a developed or relatively developed value chain for recycling. In connection with recycling infrastructures based on its technology, TOMRA may also engage in material handling and processing activities where this is deemed to be strategic in establishing the use of its technology.

As a pioneer within the area of recycling technology, TOMRA has for many years been a large player in a small industry. This is in the process of changing–TOMRA is on the way to becoming a market leader in a large industry. The company's business model must therefore be adapted to new challenges. TOMRA previously had few competitors, delivered tailor-made solutions and was a technology-driven company. In the future TOMRA will most likely have many and quite different competitors. The solutions that are offered must be market-oriented and in addition well-suited for large-scale industrial production.



TOMRA has a good foundation for being able to meet these new challenges. During recent years new products have been added to the portfolio, a new organizational structure has been implemented, new people have been recruited for key management positions, and production flexibility and efficiency have increased. TOMRA also has all the most important technological building blocks that are needed to offer our customers good solutions. Additionally the company has the necessary financial resources for ensuring that lack of capital will not be a reason for attaining further growth.

TOMRA's goal in a financial perspective is to achieve "profitable growth." The easiest way to achieve this is to increase revenues, increase the gross margin and reduce costs. TOMRA established therefore in 2005 a goal of increasing its operating profit by 15 to 25% annually, given stable currency rates. This would be achieved by increasing revenues by at least 10% annually, holding a stable gross margin, and keeping operating costs under control. Sales in Germany related to the implementation of its national deposit system for non-refillable containers in 2006 have been held outside of this equation, applying the goals instead on the underlying base business of the organization.

The targets for 2006 and 2007 have been attained, and the goals forward to 2010 remain unchanged.

FINANCIAL GOALS (annual averages for the period exclusive machine sales in Germany)

	2005 - 2007	2008-2010
Revenue growth:	15-20%	> 10%
Gross margin:	stable	stable
Increase in operating costs:	0-8%	4-6%
Increase in operating profit:	20-50%	15-25%
Return on capital employed*	22-33%	> 20%

*Operating profit/(Total assets - cash - non interest-bearing debt)

TOMRA in the Recycling Value Chain

OPERATIONS

> Operation of collection centers for beverage containers in California


It Pays to Recycle

> Pick-up and transportation of used beverage containers in North America



Materials Handling operations (since 1992/30% of total revenue)



COLLECTION

The process of obtaining recyclable materials from the public



TRANSPORT

The process of picking up and transporting recyclable materials to sorting and processing facilities

TECHNOLOGY

Deposit (since 1972/50%) Non-Deposit (since 2007/2%)




Metal

> Sale and service of automated collection solutions for used beverage containers and/or packaging waste

> Sorting and compaction of used beverage containers in North America





SORTING & PROCESSING

The process of ensuring that materials are separated according to specific fractions and compacted for efficient transport

Industrial Processing Technology (since 2004/18%)





> Sale of optical recognition & sorting solutions and mechanical compaction equipment for processing of household or industrial waste

RECYCLING

The process of transforming materials into a form that can be used to produce new product

TOMRA has installed more than 60,000 systems for handling the return of deposit containers around the world.


Alkoholfritt øl
Classic







Collection Technology, Deposit Solutions

TOMRA's reverse vending technology provides an efficient and convenient system for collecting and handling deposit beverage containers in retail stores.

Over the years, deposit on beverage containers in combination with a return to retail scheme has been implemented either by law or through independent industry initiatives as a way to encourage high container return rates. Numerous countries in Europe, as well as regions in the United States, Canada, Australia and elsewhere, currently have deposit systems in operation.

The incentive of the deposit, i.e. a fee that is paid by the consumer at the time of purchase and redeemed when the empty container is returned, has proven to be very effective in achieving high return rates. The consequent high number of containers and deposit transactions create the need for an efficient handling system, and it is this need that forms the foundation for TOMRA's reverse vending machine business.

Today, TOMRA has more than 60,000 reverse vending systems installed in retail stores in over 40 countries worldwide. Approximately 45,000 of these have been installed in European countries, 14,000 in North America and 1,000 in South America.

Amounts in NOK million

COLLECTION TECHNOLOGY, DEPOSIT SOLUTIONS	2007	2006
Revenues	1 731	2 429
Nordic	611	422
Central Europe & UK	792	1 616
US East/Canada	326	391
Rest of world	2	-
Gross contribution	754	981
Gross margin	44%	40%
Operating profit	345	564
Operating margin	20%	23%

BUSINESS AREA SUMMARY FOR 2007

Overall

› Improved gross margin, up from 40% in 2006 to 44%

› Solid financial performance with 20% EBIT margin

› Stable competitive environment

Nordic region

› Received app. 80% of machine orders for new Finnish PET deposit system

› 50% revenue increase in Denmark

› New deposit lottery system in Norway - received orders to implement system on 800 machines

Germany

› 70% of new installations in 2006 now signed up for service contracts

› 2,400 new installations in 2007, bringing total up to 17,000

North America

› New product T-63 HCp launched to replace TX2 platform

› Continuing low dollar valuation, negative currency effect of 9% for the year.

Materials Handling is all about getting materials from collection points, processed, and sold to recyclers as efficiently as possible.





Materials Handling

TOMRA's collection and materials handling activities are complementary to its reverse vending business in North America.

A well-functioning deposit system requires more than just automating the collection of used beverage containers in retail stores. When empty containers have been returned to the retail stores they have to be picked up and transported back to the bottlers for reuse (refillable containers) or to plants where they are processed and prepared for recycling (non-refillable containers).

In the eastern US and in Quebec, the costs associated with material handling are paid for by those who own the packaging, i.e. beverage producers or retailers. They pay a fee to the materials handling operator, for example TOMRA, that is linked to the number of containers picked-up, processed and sold. TOMRA's revenues and margins therefore experience seasonal swings in line with varying consumption patterns during the year.

In California, TOMRA also operates its own transportation infrastructure and processing plants. However, in accordance with the California deposit law, the collection center operators such as TOMRA become the owners of the returned containers and therefore have a certain exposure towards the markets for used aluminum and PET.

BUSINESS AREA SUMMARY FOR 2007

US East/Canada

› Revenues of 79 million USD, up 1%
› Higher proportion of lower value materials had a slight negative impact on the gross margin

US West (California)

› Redemption rate increased by 10% due to increase in deposit value
› Current aluminum prices trending app. 4% below 2006, PET prices up 20%
› TOMRA volumes up 12%
› Installation of Orwak compactors for PET and aluminum containers began, gains in operational efficiency expected in 2008.

Amounts in NOK million

MATERIALS HANDLING	2007	2006
Revenues	1 064	1 021
US East/Canada	463	500
US West (California)	601	521
Gross contribution	220	221
Gross margin	21%	22%
Operating profit	105	101
Operating margin	10%	10%

TOMRA is now playing a significant role in applying sorting and compaction technology toward a larger spectrum of materials than used beverage containers.









Industrial Processing Technology

This business segment provides automated solutions for efficiently identifying, sorting and compacting materials within industrial and other commercial settings (e.g. waste processing facilities, factories, etc.).

Based on the acquisitions of TiTech Visionsort in 2004, Orwak Group AB in 2005, and CommoDaS GmbH in 2006, TOMRA is now playing a significant role in non-deposit recycling infrastructures and applying its technology and expertise toward a larger spectrum of materials than used beverage containers.

TiTech's optical sorting solutions enable large material recovery facilities to sort a greater amount of volume of materials such as plastics and paper at a lower cost and with higher precision than with traditional labor-intensive solutions. With the acquisition of Commodas, TiTech expanded its array of material recognition technologies and ability to provide sorting solutions for metals, glass, electronic waste, and other valuable materials. Together the companies have installed 1,700 systems in 35 countries.

Going forward, the companies have made the strategic decision that TiTech will focus its products toward the recycling industry, whereas Commodas will focus on providing sorting solutions to the mining industry (minerals and gemstones).

Amounts in NOK million

INDUSTRIAL PROCESSING, TECHNOLOGY	2007	2006
Revenues	647	504
Nordic	78	65
Central Europe & UK	300	262
Rest of Europe	107	87
US/Canada	34	31
US West	24	-
Rest of world	104	59
Gross contribution	321	240
Gross margin	50%	48%
Operating profit	101	79
Operating margin	16%	16%

The Orwak Group, consisting of Orwak AB and Presona AB, develops, manufactures and sells compactor solutions to various industries. Compaction allows for reduced storage needs for empty packaging and significantly reduced transportation costs. Orwak has a large product portfolio that satisfies waste compaction needs within many market segments, such as food and non-food retail, hotels and restaurants, offices, industry and healthcare. Presona's solutions are directed primarily to industrial customers, such as large baling systems for waste processing facilities. The group has over 50,000 units installed worldwide.

BUSINESS AREA SUMMARY FOR 2007

Recognition & sorting (TiTech, Commodas)

› Represents 60% of IPT revenue
› TiTech achieved over 40% growth in revenues
› Commodas surpassed NOK 100 million in annual revenue

Compaction & baling (Orwak, Presona)

› Orwak achieved 9% organic growth
› Presona still underperforming, ended the year with EBIT loss
› Both companies have improved their order books compared to year-end 2006

TOMRA is pioneering the introduction of automated sorting solutions for collecting non-deposit materials.







Collection Technology, Non-Deposit Solutions

This business segment is focused on applying TOMRA's collection technology expertise to recycling infrastructures that are not based on deposit systems.

The majority of the world's collection and recycling infrastructures are directed toward materials that do not have deposit values attached to them. Typically, manual solutions such as bottle banks/igloos and curbside pick-up systems are utilized to collect these materials. The inefficiencies created by these systems include the mixing of different materials (requiring extensive sorting prior to recycling), and high costs created by pick-up and transportation of non-compacted material. TOMRA has therefore invested significant R&D resources in recent years toward creating new platforms for collecting non-deposit materials from consumers that incorporate material recognition and compaction technology.

The first of these platforms is the Automated Recycling Center (ARC), a system offering very high collection capacity for a wide range of household and consumer product packaging made of plastic, glass or metal. The first contract for this product was signed with Tesco in June 2006 for the delivery of 100 ARCs in the UK. Approximately a third of these have so far been installed, and installation will continue throughout 2008. In 2007 a new contract was signed with Waste Management Inc. in the United States, calling for the delivery of 15 ARCs in 2008. These will be used as part of a pilot program by the company that is planned to run until the middle of 2009.

Amounts in NOK million

COLLECTION TECHNOLOGY, NON-DEPOSIT SOLUTIONS	2007	2006
Revenues	48	11
Central Europe & UK	38	7
Rest of world	10	4
Gross contribution	(13)	(9)
Gross margin	-	-
Operating profit	(90)	(73)
Operating margin	-	-

Operations currently established within this segment are in the UK, Japan, Greece and Mexico. Pilot programs in the US, Bulgaria, and Italy will get underway in 2008, and TOMRA has a strong pipeline of projects that can potentially lead to further pilots in other countries.

BUSINESS AREA SUMMARY FOR 2007

Overall

› Substantial revenue increase achieved, break-even point projected in 2009
› Goal set of achieving NOK 1 billion in annual revenues within 5 years

UK

› Tesco has committed to a total of 106 ARC installations
› Other potential solutions also under discussion for all Tesco stores
› Increasing interest in ARC concept among other potential customers

Japan

› Achieved average return volume of 1,000 bottles per day per reverse vending machine
› Partnership agreement with Sumitomo extended until 1 April 2008, joint venture discussions ongoing

Other markets

› 50 installations ordered/delivered to date to Greece
› Entry into North America with Waste Management Inc. contract
› Order for 40 Automated Recycling Kiosks from Bulgaria
› Order for 10 Automated Recycling Kiosks from Italy

Helping the world recycle

Our solutions are used to sort out valuable and resource-intensive materials from waste streams. In doing so, we play a significant role in helping the world recycle valuable resources, promoting a cleaner and more sustainable world.

RECYCLING - A REAL CONTRIBUTION TO REDUCTION OF CLIMATE CHANGE EMISSIONS
While the popular focus for reduction of climate change emissions has been the use of fossil fuels in the transportation and energy sectors, it is clear that closing the loop on resource-intensive products such as plastics, aluminum and other packaging material helps to avoid the emission of millions of tons of carbon dioxide every year.

In fact, recycling one metric ton of aluminum cans saves more than nine metric tons of carbon dioxide emissions, equivalent to driving 45,000 kilometers in an ordinary car with emissions of 200 grams carbon dioxide per kilometer.
The equivalent saving from recycling one metric ton of PET plastic bottles is 1.7 metric tons of carbon dioxide, equivalent to driving almost 9,000 kilometers in the same car.

Collection and recycling of used packaging is not necessarily profitable when undertaken in traditional ways and many traditional collection and recycling systems, aimed at achieving politically determined recycling targets, are therefore organized in a suboptimal way and operated at a financial loss.

Enabling efficient and cost-effective collection and recycling methodologies for used packaging is therefore an important element in the race against climate change, and TOMRA has taken the lead, investing about NOK 200 million annually in research and development.

CLIMATE AND RESOURCE CONSERVATION
The volume of used material diverted from unproductive to productive use through solutions provided and/or operated by TOMRA continues to increase.

Collection Technology Deposit Solutions
Reverse vending machines provided by TOMRA, and owned by customers, collected around 30 billion beverage containers in 2007. The volume potential within this segment is closely linked to introduction and amendment of deposit-refund legislation.

Carbon dioxide avoidance in this segment is related to a reduced need for extracting and processing natural resources and the reduced need for waste treatment and storage facilities. The material replacement effect alone helps to avoid around two million metric tons of carbon dioxide emissions annually.

Collection Technology Non-Deposit Solutions
Automated Recycling Centers provided by TOMRA for the markets in Japan, UK and Greece collected around 100 million beverage containers and other household product packaging during 2007. The volume collected in the non-deposit markets is increasing rapidly as new and optimized equipment and recycling business models are introduced in more markets. Carbon dioxide emission reductions in this segment are estimated at 7,500 metric tons in 2007.

Materials Handling
TOMRA's materials handling facilities in the United States and Canada received and processed around 370,000 metric tons of used packaging material for recycling in 2007, up from 295,000 metric tons

For more than a decade TOMRA has been at the forefront in implementing comprehensive managerial systems and programs for outlining and achieving environmental and social responsibility objectives. To place an even greater emphasis on this important work, TOMRA has now established a separate Corporate Responsibility Committee on its Board of Directors, whose task will be to further develop the company's corporate responsibility objectives and reporting procedures.

in 2006. Most of the volume comes from TOMRA's Collection Technology Deposit Solutions operations in the United States and Canada.

Carbon dioxide emission avoidance in this segment relates to volume reduction of the collected material prior to transportation from materials handling facilities to material recyclers, and the effects of replacing virgin material with secondary material. The latter effect is estimated at one million metric tons of carbon dioxide annually, some of which will already have been included in the Collection Technology segments.

Industrial Technology

> Optical sorting segment

Optical sorting technology is applied in material recovery facilities and enables the identification and removal of recyclable material from the more general waste stream, thereby ensuring that used material can be recycled, reducing the need for waste processing and storage facilities.

The material throughput capacity of TiTech and Commodas equipment was around 15 million metric tons at the end of 2007. During 2007, 3.9 million metric tons of recyclables was sorted out for material recycling, and almost 900,000 metric tons of material was sorted into refuse-derived fuel (RDF), which is used as a replacement for traditional fossil fuels in industrial processes.

The carbon dioxide emission avoidance, relating to the volume of material brought back into productive use, is estimated at more than five million metric tons for 2007.

> Volume reduction segment

Volume reduction of sorted recyclable and general waste prior to transportation reduces the need for transport movements and, therefore, the use of fossil fuels. It is estimated that equipment manufactured by the Orwak Group in use today can compact around 85 million metric tons of material daily, saving more than 45,000 transport movements and 700,000 liters of fuel each day. The carbon dioxide emission saving from this avoided fuel use is potentially worth 600,000 metric tons of carbon dioxide annually.

The total avoided emission of carbon dioxide resulting directly and indirectly from TOMRA's operations and solutions amounted to almost nine million metric tons during 2007. This is a significant number and equals, for example, around 10% of the total annual emission of TOMRA's homeland, Norway.

So, what does this mean? TOMRA is certainly not claiming the full credit for this emission avoidance; it is merely used to illustrate the power of recycling activities when it comes to fighting global warming. While it is reasonable to say that TOMRA has contributed directly and indirectly towards these fantastic numbers, it is actually TOMRA's technology customers and partners and, not least, the general public that participate in attractive recycling activities who should be credited.

OUR ENVIRONMENTAL FOOTPRINT

While the positive environmental impact resulting from TOMRA's operations and the use of its solutions is significant, TOMRA is also focused on minimizing the environmental costs generated from its internal processes. This year the reporting scope has been expanded and adjusted compared to previous years.

Energy usage

TOMRA's energy usage is related to the operation of the vehicle fleet, use of other forms of transportation, operation of buildings and machinery and, from this year, we also include the estimated energy consumption of TOMRA's products during their use phase, though limited in this report to the reverse vending machines used in the Collection Technology segments. In future years, the energy usage of other product groups may also be included in order to more accurately illustrate the net environmental contribution of the TOMRA Group by taking into account the environmental costs as well as the savings.

Energy consumption is from 2007 presented as Barrels of oil equivalents in order to make the energy consumption measurement easier to understand.

> Vehicle fleet

The reporting format for vehicle fuel usage has been modified and now includes usage of employee-owned vehicles for business purposes. Reporting of fuel usage for company vehicles has also been altered and is now based solely on actual fuel consumption instead of mileage driven.

> Air transport

Air transportation for TOMRA's group functions in Norway and the operations in the US are included in the report.

> Fuel generated energy

Energy generated from fossil fuel based sources at TOMRA facilities are included.

> Grid electricity

Energy purchased from energy utilities is included.

A small number of TOMRA locations have utility costs included in the total property rental cost, and these have not been included in the report. Emission factors for grid electricity have been simplified into groups -- Norway, EU25, North America, Other, Certified renewable (0-emission) -- based on the GHG Indicator framework.

> Energy consumption related to the use of TOMRA products

It has been estimated that 50 percent of the installed base of around 60,000 RVMs include compactors. The estimated annual energy consumption of RVMs with compactors is 2,000 kWhs, based on an average of 720,000 packaging units collected per unit. The estimated consumption for non-compacting RVMs is 1,000 kWhs per annum.

Waste generation

Waste is generated in TOMRA's offices, factories, materials handling facilities and in the sales and service operations worldwide, most of which is sorted locally for recycling. The increase in the waste generation from 2006 to 2007 is estimated to be in line with increased activity levels across the organization.

Water usage

Water usage has been included by TOMRA since the initial environmental report in 1998. However, with the divestment of the aluminum reclamation plant in Brazil in 2004, water usage is now seen as insignificant from an industrial point of view and the reporting of water usage has therefore been discontinued.

Material input and product recycling

TOMRA has traditionally not reported the material input into manufacturing processes for reverse vending machines or other products groups, or the resource usage generated inside the operations of supplier organizations.

TOMRA will evaluate the feasibility and relevance of initiating such reporting, which would be based on estimated rather than actual data.

The rate of TOMRA product take-back and recycling as defined by the EU WEEE directive (on a per unit rather than weight basis) in 2007 was 70% overall. Broken down by region, the product take-back rate was about 100% in the Nordic region, 75% in remaining parts of the EU. In the US most products are refurbished or otherwise re-used after their initial lease period.

ECO-INTENSITY AND IMPROVEMENT TARGETS

Traditionally, TOMRA has reported its performance across its environmental footprint in the form of eco-intensity measured against an improvement target. In the annual report for 2006, the five year improvement program running from 2001-2006 was concluded, and summed up as a moderate success, although we recognize that the targets established in the year 2000 could have been more ambitious.

A new improvement program will be presented in the 2008 annual report. TOMRA's Board of Directors has formally established a Corporate Responsibility Committee that will guide the development of the new improvement program.

DEVELOPING MORE EFFICIENT TECHNOLOGY, SOLUTIONS AND RECYCLING METHODOLOGIES

TOMRA's business revolves around making recycling more efficient and attractive and in 2007 an innovative project in California clearly took the lead in illustrating the efficiencies that can be gained by innovative use of technology.

Cooperation between two TOMRA group organizations, TOMRA Pacific and Orwak USA, resulted in the introduction of new compaction technology at TOMRA's rePlanet collection centers in California, cutting the number of transport movements from more than 6,000 to less than 2,000 per annum and reducing carbon dioxide emissions by almost 1,000 metric tons per year.

Considering that the total transportation-derived carbon dioxide emission of the TOMRA group is around 23,000 metric tons per year, this is clearly a significant step in the right direction. Further information about this innovative project can be found in TOMRA's news magazine RETURN, issue 02/2007.

ECONOMIC VALUE CREATION

TOMRA is not only a provider of recycling solutions, but also of employment opportunities and salaries for employees, tax contributions to governments and dividends to shareholders. Like most business organizations, TOMRA has a wide-spread economic effect on society.

TOMRA reports its economic contribution in terms of value distribution. In this term we include the value added generated in the reporting year as well as any extraordinary distribution of value previously generated such as extraordinary dividends and share buyback programs.

Value added within TOMRA's operations in 2007 amounted to NOK 1,372 million, down from NOK 1,524 million in 2006, while the value distributed (including share buyback) amounted to NOK 1,563 million, down from NOK 1,572 million in 2006.

VALUE DISTRIBUTED 2007
(Value added, dividend and share buy back)



Financial expenses 1.4%
Minority interest 0.8%
Share buy back 25.7%
Salaries 58%
Dividend 4.5%
Taxes 9.7%

In 2007, salaries accounted for 58% (NOK 907 million) of value distributed, while TOMRA's share buyback program and dividend to shareholders combined to account for 30% (NOK 471 million). Taxes to governments represented 9.7% (NOK 151 million).

TOMRA INVESTOR RELATIONS CONTACT :

Espen Gundersen
Chief Financial Officer
Telephone: +47 66 79 92 41
Fax: +47 66 79 92 50
E-mail: espen.gundersen@tomra.no

TOMRA is interested in your feedback or comments to its corporate responsibility reporting program, please do not hesitate to contact us at:

Tomra Systems ASA
Corporate Responsibility
P.O. Box 278, 1372 Asker, Norway
impact@tomra.com

CLIMATE CHANGE STATEMENT

CARBON DIOXIDE EMISSIONS FROM OPERATIONS

METRIC TONS CARBON DIOXIDE	2007	2006
Emission from stationary sources	**100**	**200**
Heating oil	100	200
Natural gas	0	0
Emission from purchased grid electricity	**5,500**	**6,100**
Norway	0	0
Europe EU25	1,000	1,000
North America	4,500	5,100
Other world average	0	0
Certified low-carbon or renewable	0	0
Emission from transportation	**23,300**	**19,700**
Petrol vehicles	4,800	4,300
Diesel vehicles	18,100	15,400
Airfare	400	n/a
Total direct emissions	**28,900**	**26,000**
Emission from products during use-phase	**45,900**	**45,900**
RVMs owned and operated by TOMRA and customers	45,900	45,900
Total direct and indirect emissions	**75,000**	**72,000**

AVOIDED CARBON DIOXIDE EMISSIONS THROUGH PRODUCT USE AND OPERATIONS

METRIC TONS CARBON DIOXIDE	2007	2006
Beverage container collection through RVMs and ARCs [1]	**2,086,000**	**2,070,000**
Plastic bottles	347,000	344,000
Glass bottles	677,000	672,000
Aluminium cans	1 047,000	1 039,000
Steel cans	15,000	15,000
Packaging material transport and handling [2]	**951,000**	**860,000**
Glass bottles	55,000	38,000
Aluminium cans	782,000	717,000
Plastic bottles, PET	111,000	101,000
Plastic bottles, HDPE	1,000	2,000
Cardboard and fiber	2,000	2,000
Steel cans	0	0
Other materials	0	0
Packaging material sorted for recycling from mixed sources, Titech [3]	**5,344,000**	**1,492,000**
Glass	36,000	n/a
Aluminium	1,298,000	n/a
PET	1,849,000	991,000
HDPE	516,000	276,000
Fiber	567,000	113,000
Refuse-derived fuel	800,000	0
Other	278,000	112,000
Reduction of transport due to material compaction, Orwak [4]	**598,000**	**549,000**
25 billion tonnes compacted annually	598,000	549,000
Total emission avoidance	**8,980,000**	**4,970,000**
Net carbon dioxide emission/(avoidance)	**(8,900,000)**	**(4,900,000)**

ENERGY CONSUMPTION

ENERGY CONSUMPTION IN MANUFACTURING, SALES, SERVICE AND OPERATIONAL PROCESSES

BARRELS OIL EQUIVALENT	2007	2006
Energy consumption, stationary sources	**270**	**350**
Heating oil	250	330
Natural gas	20	20
Propane	0	0
Energy consumption, purchased grid electricity	**9,200**	**9,720**
Norway	2,670	2,540
Europe EU25	1,670	1,620
North America	4,760	5,460
Other world average	20	10
Certified low-carbon or renewable	80	90
Energy consumption, transportation	**56,420**	**47,820**
Petrol vehicles	12,940	11,660
Diesel vehicles	42,600	36,160
Airfare	880	n/a
Total direct energy consumption	**65,890**	**57,890**
Energy consumption, products during use-phase	**54,980**	**54,980**
RVMs owned by TOMRA and customers	54,980	54,980
Total direct and indirect energy consumption	**120,870**	**112,870**

WASTE GENERATION

WASTE GENERATION FROM MANUFACTURING, SALES, SERVICE AND OPERATIONS

METRIC TONS WASTE	2007	2006
Waste generation	**1,745**	**1,585**
Paper	70	50
Cardboard	80	25
Plastics	870	865
Wood	155	115
Electric and electronic waste	40	45
Metal scrap	415	395
Batteries	20	0
Hazardous waste	0	5
Unsorted	95	85

IMPACT ON PEOPLE

WITHIN THE TOMRA GROUP

		2007	2006
Key data			
Number of employees	(#)	2,040	2,022
Female employees	(%)	20	18
Female managers	(%)	19	17
Ethnic minority employees	(%)	32	35
Reportable injuries	(#)	167	116

NOTES

Emission factors are based on Greenhouse Gas Protocol (www.ghgprotocol.org), and "Waste Management Options and Climate Change" (www.ec.europa.eu/environment/waste/studies/pdf/climate_change.pdf).

1. Beverage container collection through RVMs and ARCs.

The carbon dioxide saving is calculated based on the total unit of beverage containers collected through TOMRA's over 60,000 RVM and ARC installations, which is estimated to be about 28 billion units annually. All beverage containers are assumed to be non-refillable, hence the weight used for calculations is significantly lower than in practice. The split between packaging types is estimated based on beverage consumption data and TOMRA estimates. The full benefit of collection and recycling the beverage container material into new material, as opposed to being deposited in landfill, is included in the calculation.

2. Packaging material transport and handling.

The carbon dioxide saving is calculated based on the tonnage of beverage container material transported and handled by TOMRA in USA. The full benefit of collection and recycling of the beverage container material into new material, as opposed to being deposited in landfill, is included in the calculation and this leads to an element of double reporting when seen in relation to the saving reported under "Beverage container collection through RVMs and ARCs."

3. Packaging material sorted for recycling from mixed sources, TiTech.

Estimated material throughput in TiTech installations is used in the calculation of avoided carbon dioxide emissions. The full benefit of sorting and recycling of the material into new material is included in the calculation, as well as the the replacement of fossil fuels by refuse-derived fuel.

4. Reduction of transport due to material compaction, Orwak Group.

It is estimated that the installed base of Orwak Group products can compact around 85 million metric tons of material daily, reducing both transport kilometers and fuel usage each year. This is estimated to save over 45,000 transport movements and 700,000 liters of fuel each day. This calculation does not take into account the carbon dioxide benefit of material recycling.

The provision of information on carbon dioxide emission avoidance is illustrative only, and intended solely as an aid to illustrate the benefit to society generated by the Tomra Group. The above information does not constitute a full life cycle analysis. The methodology and assumptions used in calculating carbon dioxide avoidance are available upon request.

CORPORATE GOVERNANCE POLICY

1. CORPORATE GOVERNANCE REPORTING
   The report is included in the annual report. TOMRA has established a code of conduct for managers within the Group.
2. BUSINESS DESCRIPTION
   TOMRA's scope of business and strategy is established in the bylaws, and is described in further detail within the annual report and the web site.
3. EQUITY AND DIVIDENDS
   All material recommendations are fulfilled.
4. EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES
   All material recommendations are fulfilled. No material transactions between the company and related parties that requires a third party evaluation have taken place during 2007.
5. FREELY TRADED SHARES
   No form of restrictions on trading of the company's shares exist.
6. GENERAL MEETINGS
   All material recommendations are fulfilled.
7. NOMINATION COMMITTEE
   All material recommendations are fulfilled.
8. CORPORATE ASSEMBLY AND BOARD OF DIRECTORS
   All material recommendations are fulfilled. Independent board members are appointed by the shareholders.
9. THE BOARD OF DIRECTORS' ACTIVITIES
   Currently, no deputy chairman has been appointed and the Board continually evaluates the need for such a position. The Board has established the following committees; audit, compensation, nomination and corporate responsibility.
10. RISK MANAGEMENT AND INTERNAL CONTROL
    All material recommendations are fulfilled.
11. REMUNERATION OF THE BOARD OF DIRECTORS
    All material recommendations are fulfilled.
12. REMUNERATION OF THE EXECUTIVE MANAGEMENT
    All material recommendations are fulfilled.
13. INFORMATION AND COMMUNICATION
    All material recommendations are fulfilled.
14. TAKEOVERS
    All material recommendations are fulfilled.
15. AUDITOR
    All material recommendations are fulfilled.

CORPORATE GOVERNANCE

In TOMRA, corporate governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders and other stakeholders such as employees, suppliers and customers. TOMRA's Corporate Governance Policy has been approved by the Board of Directors and is available on TOMRA's corporate website (www.tomra.com).

Values, code of conduct and quality systems

Integrity, Innovation, Personal Initiative, Fighting Spirit, and Enthusiasm. These five elements stand at the center of TOMRA's value structure, representing the core values of the corporation. We consider these principles to be of vital importance for the success of our organization and the basis for the way we conduct ourselves as we strive to achieve our business goals. TOMRA has also developed and implemented an internal code of conduct which sets out key principles for employees in terms of behavior as TOMRA representatives.

TOMRA's quality and environmental management systems are based on the international ISO 9001 and ISO 14001 management systems standards. All units within the Technology division of Tomra Systems have been certified according to these standards. This ensures that our internal systems and procedures are aligned with international "best-practice" and that responsibility and authority is allocated for all important tasks.

Corporate governance policy

TOMRA has implemented a corporate governance program in accordance with the Norwegian recommendation for corporate governance ("Norsk anbefaling til eierstyring og selskapsledelse"). On the left is a short summary with references to the chapters in the recommendation dated 28 November 2006, focusing on discrepancies between TOMRA's practices and those recommended.

Principles for remuneration of Group Management

The guiding principle is that remuneration and other employment terms for Group Management shall be competitive to ensure that TOMRA can attract and retain skilled personnel.

Salary should include both a fixed and a variable part. The fixed salary should reflect the individual's area of responsibility and performance over time. The variable salary may amount to a maximum of 55% of the fixed annual salary and be based on the TOMRA Group's and/or the executive's unit's fulfillment of certain performance goals.

The performance goals for the CEO are defined by the Board of TOMRA. The goals for the other Group Management Members are defined by the CEO and reviewed by the TOMRA Compensation Committee. The goals may be related to financial targets, such as operating profit, or other performance related objectives.

The CEO's remuneration package, and adjustments of this, is agreed between the CEO and the Chairman of the Board and approved by the Board of TOMRA. The remuneration packages for the other Group Management members, including adjustments of these, are agreed between each member and the CEO, reviewed by the Compensation Committee and finally reviewed by the Board of TOMRA.

No new option programs will be established in 2008, neither for managers nor employees in TOMRA. However, given approval from the annual general assembly, a share saving program might be introduced, where managers and employees within the Group can invest in TOMRA shares at a discounted price, under the assumption that the shares are kept and the employment continued for a given period of time.

In 2006 a Long Term Incentive Plan (LTIP) was implemented for Group Management members and other senior managers within TOMRA. For Group Management members, the LTIP is tied to the achievement of profit growth by the Group. Potential earnings under the LTIP are capped. The LTIP has been established and approved by the Board of TOMRA and the Compensation Committee monitors the plan to ensure it is implemented in line with the mandate and objective.

In addition to fixed and variable salary, other benefits such as company car, health insurance, interest- and installment free loans, free newspaper and telephone might be provided. The total value of these benefits should be moderate and only account for a limited part of the total remuneration package.

There should be no special pension plans for Group Management members as they participate at the same terms as other employees in the company in which they are employed, except where pension plans had been established before TOMRA acquired an entity and the Group Management member was party to the plan at the date of acquisition.

The notification period for Group Management members should be three to six months, excluding US based Members where fixed length assignments might be established.

The CEO should be entitled to 12 months severance pay. No other automatic severance pay or post employment arrangements for Group Management members should exceed 24 months.

A detailed account of the remuneration of each member of Group Management, including the LTIP, is found in disclosure note 13.

The 2008 principles and guidelines for management remuneration do not deviate materially from those approved by the annual general assembly in 2007, for the calendar year 2007. The policies and principles followed through 2007 have been in line with the established guidelines.

Internal Control Environment and Risk Management Systems

The Board is ultimately responsible for TOMRA's systems of internal control and for reviewing their effectiveness. Responsibility for individual areas of control has been allocated through the CEO down to senior management. The systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable but not absolute assurance against material misstatement or loss. A process for identifying, evaluating and managing the significant risks faced by the Group has been established. The process used by the Board and the audit committee to review the effectiveness of the systems of internal control includes the following:

- reviewing the external and internal audit work plans;
- considering reports from management and internal and external auditors on the systems of internal control and any identified control weaknesses;
- discussing with management the actions taken on problem areas.

The Board is represented on the Audit Committee and the Board chairman receives minutes from each Audit Committee meeting.

The main features of the risk and control framework are outlined below:

Risk Management

The Board is responsible for approving the Group's strategy, its principal markets and the level of acceptable risk. It has established a risk management process which identifies the key risks facing the business and ensures those risks are managed effectively.

Control Environment

An organizational structure with defined levels of responsibility and delegation of authority to appropriately qualified management has been established. A chart of authority documents each level of authority throughout the organization. Matters reserved for the Board are clearly defined and appropriate authorization limits and reporting procedures have been implemented.

Information and Communication

The Group has a system for planning and financial reporting. Budgets are approved annually by the Board. Actual results compared with budget and prior periods, including management's written comments, are reviewed monthly by the Board. Strategic business initiatives and investment spending plans are also individually approved by the Board.

Control Activities

Internal control procedures have been tailored to the requirements of individual business activities. Controls in areas with significant risks include clear parameters for delegation of authority, segregation of duties, regular reporting and reviews.

The Audit Committee assists the Board in overseeing the process for identifying, evaluating and managing risks, considering internal and external audit reports, and reviewing the Group's financial statements.

Monitoring Systems

The operation of the system of internal control is the responsibility of line management. It is subject to independent review by internal audit and, where appropriate, by the Group's external auditor and external regulators. The reports of all of these bodies on internal control are reviewed by the Audit committee on behalf of the Board. The Audit Committee ensures that, where necessary, appropriate corrective action is taken.

The internal audits are performed by the Group Controller and the Group Accounting manager and, in their role as internal auditors, they report directly to the audit committee. The internal audit team carries out independent assessments of risk and the adequacy of related controls within the Group. Findings and recommendations for strengthening the control framework are agreed with management and the implementation of agreed changes is monitored by the internal audit team. The Audit Committee reviews internal audit coverage and performance and considers significant findings and recommendations. The internal audit team has unrestricted access to all records, personnel and property of the Group to collect such information as is necessary for the performance of its work.

The Audit Committee, on behalf of the Board, has reviewed the effectiveness of the Group's systems of internal control for the year and up to the date of approval of the annual report and accounts. As might be expected in a group of this size and complexity, a small number of internal control irregularities occurred during the period under review. These were identified on a timely basis and appropriate actions taken. None of these irregularities in internal control resulted in any material losses which require disclosure.



Jan Chr. Opsahl
Chairman
Board member since 1988.
Number of TOMRA shares/options held: 90,000/0.
Other board affiliations: Chairman of the Board of TANDBERG and Dallas Asset Management.



Jørgen Randers
Board member since 1991.
Number of TOMRA shares/ options held: 32,100/0.
Other board affiliations: YA Bank ASA, Miljøforskningssenteret AS and WWF International. Member of the "sustainability councils" of the Dow Chemical Company and British Telecom.



Hanne de Mora
Board member since 2002.
Number of TOMRA shares/ options held: 6,000/0.
Other board affiliations: Sandvik, a-connect (group) ag.



Jo Lunder
Board member since 2007.
Number of TOMRA shares/ options held: 0/0.
Other board affiliations: VimpelCom Russia (NYSE), Pronova BioPharma ASA (OSE), Aibel Group Ltd and Swix Sport AS (Chairman).

SUMMARY AND HIGHLIGHTS

- Operating revenues equaled NOK 3,490 million, a reduction of 12 percent compared to 2006. Operating profit was NOK 445 million in 2007, down from NOK 655 million in 2006.
- Cash flow from operations was NOK 526 million, up from NOK 344 million in 2006.
- 2,400 reverse vending machines were delivered to Germany, down from 8,800 in 2006 when the country implemented its national deposit system for non-refillable beverage containers. Revenues increased by 20 percent in 2007, excluding reverse vending machine sales in Germany.
- Sales in the Nordic market grew by 45 percent compared to 2006, impacted largely by the implementation of deposit on non-refillable containers in Finland from 1 January 2008.



lege Marie Norheim
oard member since 2007.
lumber of TOMRA shares/
ptions held: 1,000/0.
ther board affiliations: Nordea
lorway, World Petroleum
ouncil, Det Norske Teater.



Marit Christensen
Employee representative
Board member since 2007.
Number of TOMRA shares/
options held: 0/3,600.



David Williamson
Employee representative
Board member since 2008.
Number of TOMRA shares/
options held: 0/1,200.

› TiTech delivered for the fourth year in a row increased revenues and profit. The company also fully integrated Commodas, acquired in 2006, into its operations.

› TOMRA's activities in California recorded the best year ever with operating revenues of NOK 601 million, an increase of 26 percent measured in local currency.

› At year-end a total of 30 Automated Recycling Centers (ARCs) were installed at Tesco supermarkets in the UK. The centers have been well received by Tesco and consumers, but TOMRA incurred extraordinary deployment costs.

› TOMRA entered into an agreement with Waste Management Inc. in the US for delivery of 15 ARCs, to be installed in 2008.

› TOMRA repurchased 9.2 million shares of its stock, financed partly through loans and partly from operational cash flow.

FINANCIAL PERFORMANCE 2007

Operating revenues amounted to NOK 3,490 million in 2007. This represents a reduction of 12 percent in relation to 2006. If adjusted for the extraordinary machine sales to Germany in 2006, operating revenues showed an increase of 20 percent.

Operating profit was NOK 445 million in 2007, down from NOK 655 million in 2006. If adjusted for machine sales to Germany, the operating profit also showed an increase of 20 percent in relation to 2006.

Net financial items were reduced from NOK 1 million in 2006 to minus NOK 3 million in 2007 as a result of increased debt obligations within the Group. The profit for 2007 was positively influenced by a foreign exchange profit of NOK 13 million.

Net profit after taxes equaled NOK 292 million compared to NOK 440 million the previous year. Earnings per share in 2007 equaled NOK 1.76, versus NOK 2.48 in 2006.

TOMRA's balance sheet as of 31 December 2007 was NOK 2,952 million. This represented a reduction of 11 percent relative to the balance at the beginning of the year. This was due in part to a lower amount of working capital and a lower level of investment, combined with a lower balance sheet value measured in NOK on assets denominated in USD. Cash flow from operations was strong and finished at NOK 526 million compared to NOK 344 million in 2006. The equity ratio was 55 percent at year-end.

Tomra Systems ASA had a reduction in operating revenues from NOK 1,532 million in 2006 to NOK 836 million in 2007. Operating profit was at the same time reduced from NOK 206 million til NOK 47 million. The reduction was due primarily to lower sales of technology to the German market. After subsidiary dividends of NOK 203 million, the net profit for 2007 equaled NOK 269.2 million after taxes. The Board of Directors recommends the following profit allocation for 2007, including a proposed dividend distribution of NOK 0.45 per share, which is an increase of NOK 0.05 compared to 2006:

Dividend:	NOK	69.9	million
Retained earnings:	NOK	199.3	million
Total amount applied:	NOK	269.2	million

The Board of Directors confirms that the accounts have been prepared on a going concern basis and in accordance with IFRS for the Tomra Group companies and NGAAP for Tomra Systems ASA. The Board is of the opinion that the financial accounts give a correct representation of the company's activities in 2007.

THE FRAMEWORK GOVERNING TOMRA'S OPERATIONS

TOMRA's reverse vending technology provides an efficient collection and handling system for deposit beverage containers in retail locations. Correct recognition as well as automated sorting and storage of empty containers reduces retailers' handling costs to a minimum. This idea formed the basis for the establishment of TOMRA in 1972. The company's growth since its inception has mainly been driven by the implementation of beverage container deposit systems in new markets, either through voluntary or legislatively enforced arrangements.

Early in the 1990s TOMRA expanded its activities with the addition of comprehensive solutions to cover a greater part of the beverage container recycling value chain. Automated compaction of used non-refillable containers contributes to the reduction of transport costs and subsequent handling. Electronic collection and processing of transaction data from the reverse vending machines also provides a secure and cost-effective way to administrate the deposit refunds and materials. This expansion of the business model was, and still is, key to TOMRA's growth in the North American market.

Despite all the documented advantages of a deposit system, few markets besides Germany







have implemented deposit in recent years. Recognizing that it could take time before new markets accepted deposit as an effective means of recycling used packaging, TOMRA decided to start developing collection and sorting technology that could also be utilized in markets without deposit on beverage packaging. The results of the company's efforts in this regard have been positive, and in 2007 TOMRA's revenues from non-deposit activities represented 20 percent of the company's total revenues, up from 13 percent in 2006. This percentage is expected to increase in the years ahead.

The implementation of deposit on non-refillable beverage containers in Germany in 2006 resulted in an extensive automation of collection systems in German food retail outlets. Such deposit initiatives will always open an opportunity for strong temporary growth in TOMRA's reverse vending machine sales, which will then subside after the automation process has been completed. There are a number of examples where this has occurred throughout TOMRA's history. Following this pattern, TOMRA has experienced a drop in its operating revenues and profit in 2007 after the extraordinary sales figures achieved in Germany in 2006.

Today the company's operations are more robust and less dependent on temporary opportunities in individual markets. Even though short-term swings in demand for TOMRA's solutions may occur, the company will in the long run be able to capitalize on strong macro trends that are working in favor of the recycling industry. This includes such fators as increasing per capita waste levels, stricter waste recycling regulations, greater corporate responsibility and environmental awareness, and the growing view that used materials are in fact valuable resources rather than waste. In some markets these factors will result in the implementation of deposit systems, in others different solutions will be developed.

Regardless of which solutions are selected, TOMRA is of the opinion that more ambitious recycling rates require increased use of technology. In this sense, TOMRA is in a unique position as being one of the world's leading providers of high-tech solutions in an industry that will undoubtedly grow in the years ahead.




panto

Technology, Non-Deposit Solutions; and Industrial Processing Technology. The first two segments are related to TOMRA's activities in markets with deposit on beverage containers. The latter two segments represent the company's activities in markets without beverage container deposit systems and other material streams beyond beverage packaging.

KEY ACTIVITIES

TOMRA's mission statement is "Helping the world recycle." In pursuit of this, TOMRA has become an international corporation with a presence in more than 45 countries around the world. The company's headquarters are located in Asker, Norway, and its principal markets lie in North America and Europe.

The company's activities are organized within four business segments: Collection Technology, Deposit Solutions; Materials Handling; Collection

Collection Technology, Deposit Solutions

TOMRA's activities within this business segment include the sale, lease and servicing of reverse vending machines, primarily in Europe and North America. In addition TOMRA provides data administration systems which monitor the volume of collected materials and associated deposit transactions.

In 2007 the revenues within this segment amounted to NOK 1,731 million, down from NOK 2,429 the previous year. The gross contribution increased from 40 percent to 44 percent and the operating profit was reduced from NOK 564 million to NOK 345 million.

TOMRA maintained its position as the leading supplier of reverse vending machines in Europe in 2007. Revenues from the European operations amounted to NOK 1,403 million, down from NOK 2,038 million in 2006. This decrease represents a return to the normal sales levels in the German market following the extraordinary sales peak experienced last year due to the implementation of deposit on non-refillable beverage containers in this country on 1 May 2006.

TOMRA installed a total of 8,800 machines in Germany in 2006. The automation of collection systems for non-refillable containers at retail markets continued in 2007, but at a lower tempo. In all TOMRA installed 2,400 machines in Germany in 2007, 200 of which were of the UNO model. This resulted in TOMRA also maintaining its market share in the German market in 2007. At year-end several of the larger grocery chains in Germany had yet to automate their collection systems, and these still represent an opportunity for TOMRA. It is expected therefore that TOMRA's installed machine base in Germany will continue to grow in the coming years.

The decrease in sales in Germany was partly offset by increased sales in the Nordic region. Deposit on non-refillable plastic beverage containers was implemented in Finland on 1 January 2008, resulting in an opportunity for TOMRA to sell new machines and upgrade existing installations with expanded backroom solutions. As a result revenues in the Nordic market increased from NOK 422 million in 2006 to NOK 611 million in 2007. Sales in the Finnish market will normalize again in 2008 as the majority of shops have now upgraded their systems. There are however other opportunities in the Nordic market, including for example the implementation of a deposit lottery system where consumers can use the deposit value from beverage containers to play in a lottery instead of having the deposit refunded to them. Such a system was approved by the Norwegian Ministry of Culture in 2007 and installations of the lottery equipment on reverse vending machines in Norway will begin in 2008.

The reverse vending activities in North America generated total revenues of NOK 326 million in 2007, a decrease of 9 percent measured in USD. TOMRA operates with two different business models in the North American market. One is a sales model, in which machines are sold to grocery stores in the same way as is done in Europe, and the other is a leasing model, where TOMRA maintains ownership of the installed machines and receives payment based on the number of cans and bottles that are handled by the machines. The installed base within these two models remains stable with about 6,400 sold machines and 7,200 leased machines. Revenues from the leasing portfolio were stable in 2007, but machine sales declined which contributed to the overall revenue reduction in the US in 2007. This reduction was expected since several of the larger chains in Michigan and New York upgraded their installations in 2006, something which contributed to the unusually high sales activity that year.

As described in the Directors' Report for 2006, the EU Commission has accused TOMRA of having hindered competition in the reverse vending market within Austria, Germany, Holland, Norway and Sweden by having implemented an exclusive strategy during the period 1998 to 2002. In March of 2006 the Commission decided to impose a fine of EUR 24 million on TOMRA. Since the TOMRA Board of Directors considered the EU Commissions' decision to be without foundation, the decision was appealed to the EU Court of First Instance. The appeal is expected to be considered by the Court of First Instance during 2008.

No allocations have so far been made in the accounts relative to this case (see also note 5 in the financial statements).

Materials Handling

TOMRA picks up, transports, processes and markets used beverage packaging on behalf of beverage producers on the East Coast of USA and in Canada. In California, TOMRA also owns and operates a network of collection centers situated outside retail locations.

In 2007 this business segment contributed total revenues of NOK 1,064 million, an increase of 4 percent over 2006. The increase measured in USD was 14 percent. Operating profit increased to NOK 105 million (NOK 101 million in 2006). The net profit margin was stable at 10 percent.

Revenue growth from the materials handling operations on the East Coast of USA and Canada was essentially flat with a 1% increase in USD. The trend toward increased consumption of bottled water, which is not subject to deposit in many states, as opposed to deposit beverages like beer and soft drinks, is resulting in lower return volumes and could lead to reduced potential for growth in this segment.

The collection operations in California on the other hand experienced significant growth in 2007. Revenues increased by 15 percent compared to 2006, going up to NOK 601 million. Measured in USD the increase was 26 percent. This large increase was driven by higher return volumes and attractive commodity prices. A regulatory change that was adopted in California in 2006 resulted in the deposit amount on containers being raised in 2007, which in turn has made the return of used containers more attractive for consumers.

Industrial Processing Technology (IPT)

TOMRA established this business segment through the acquisition of TiTech Visionsort in 2004, Orwak Group AB in 2005, and Commodas GmbH in 2006. TiTech's solutions allow large material processing facilities to sort greater amounts of materials such as plastic and paper, at a lower cost and with greater precision than with traditional labor-intensive methods. With the acquisition of Commodas TOMRA has added a leading provider of advanced technology for recognizing and sorting high value materials such as metals, plastic, glass, minerals and gem stones. Together TiTech and Commodas represent the largest supplier in the world of sensor-based systems for material recognition and sorting. This group has delivered 1,700 systems in 35 countries on all continents. In 2007 the two companies integrated their product portfolios, and going forward TiTech will market an expanded portfolio toward the recycling industry whereas Commodas will focus exclusively on selling systems to the mining industry. Additionally a new subsidiary, QVision, was established with the goal of developing the same sensor technology for a variety of quality control applications within the food industry.

The Orwak Group develops, manufactures and sells compaction solutions for recyclable materials such as cardboard, paper and plastic for use in a number of different industries. The company has activities in more than 30 countries. Although TiTech/Commodas and Orwak have an international customer base, their primary markets are in Europe and North America.

Revenues and operating profit for IPT in 2007 were NOK 647 million (NOK 504 million in 2006) and NOK 101 million (NOK 79 million in 2006) respectively. The increase in income and operating profit was driven by strong organic growth as well as the acquisition of Commodas in 2006.

The TiTech Group had a record year in 2007, the fourth in a row with regard to revenues and operating profit. Revenues increased by over 40 percent compared to the previous record year in 2006. Strong development of its traditional activities combined with increased sales to new segments and markets was a decisive factor in achieving the good results. The prospect for continued strong growth is good.

Orwak Group AB consists of two units: Orwak AB, which is focused on the production and sale







of smaller vertical compactors; and Presona AB, which produces and sells large horizontal balers. Orwak AB developed positively in 2007, achieving almost 10 percent growth in both revenue and operating profit. Systematic development of its marketing, product development and production processes has made an impact and is expected to contribute to further improvements in the years ahead. Presona AB did not achieve satisfactory development in 2007. Revenues fell by 11 percent and the company reported an operating loss. The company's management was replaced in 2007 and a number of measures have been taken to improve the company's profitability. The financial statements for 2007 have in addition been charged with NOK 7 million in capitalized development costs and goodwill related to the acquisition of the company in 2005.

Collection Technology, Non-Deposit Solutions
This segment includes activities connected to TOMRA's new technology solutions for collection of packaging in markets without deposit. Revenues came in at NOK 48 million in 2007 compared to NOK 11 million in 2006. The majority of revenues came from activities in the UK and Japan. Due to the significant costs associated with the development of technology and markets, the segment had an operating loss of NOK 90 million in 2007, compared to an operating loss of NOK 73 million in 2006.

In 2006 Tomra Systems ASA signed a contract with Tesco in the UK for the installation of TOMRA's Automated Recycling Center (ARC). ARC is a product for collecting rigid beverage and household product containers in markets without deposit. The product has a large storage capacity and is installed outdoors. The contract with Tesco was for 100 such centers, and at the end of 2007 a total of 30 had been installed. The centers have been a success relative to the expectations Tesco and TOMRA had prior to the rollout regarding the degree of consumer acceptance. Some of the centers by the end of 2007 were receiving 500,000 items per month, exceeding original estimates. But the installation process has been costly for TOMRA following the replacement of the principal subcontractor and delays in getting building permits. Tesco has also expressed a need to resolve operational issues, and is working with TOMRA to improve collection logistics and increase the return level of higher value materials.







The order from Tesco was the first commercial contract for this type of technology. In November 2007 TOMRA signed an agreement with Waste Management Inc. in the USA for the delivery and maintenance of 15 ARCs. Waste Management is North America's leading supplier of waste handling services to municipalities, commercial and industrial enterprises, and private households. Waste Management will utilize the TOMRA ARCs in a pilot program for markets without deposit in North America with the purpose of studying how consumers respond to recycling solutions that provide an incentive to participate. This represents the first introduction of the ARC technology in the North American market. According to the agreement, the 15 centers will be installed in three test markets during 2008. The pilot is expected to run until the middle of 2009.

In Japan, one of the primary goals for TOMRA in providing its outdoor recycling centers was to deliver solutions that would reduce the collection costs for municipalities and at the same time lead to an increase in the amount of materials collected. In 2006 TOMRA and Sumitomo Corporation entered into a strategic partnership which set a short term goal of installing 100 machines in Tokyo by the summer of 2007. This target was achieved during the first quarter 2008. The business model in Japan is based on leasing the machines to the municipalities, and the leasing fee is adjusted according to the return volume going through the machines. TOMRA and Sumitomo are experiencing a steadily increasing return volume and believe that the model is working well as the municipalities are reducing their container collection costs, while the costs for TOMRA and Sumitomo are being sufficiently covered through the leasing income. The goal going forward is to further build on the momentum that has been created in the market and increase the installed machine base. To this end, TOMRA has developed a new machine platform, CITY, especially for the Japanese market, that is very compact and has a high compaction ratio capability.

TOMRA has in addition received orders from other markets without deposit frameworks, including Greece, Bulgaria, Italy, Mexico and South Korea. Although these orders do not represent large amounts, they do show the potential that exists for further growth in this segment.

Research and development activities

Research and development activities plus other future-oriented projects were expensed at NOK 157 million. The comparative figure for 2006 was NOK 132 million. These activities are directed foremost toward the development of reverse vending technology (Collection Technology, Deposit Solutions); new collection technology for non-deposit markets such as USA and the UK (Collection Technology, Non-Deposit Solutions); and the recognition and sorting technology provided by TiTech and Commodas (Industrial Processing Technology).

FINANCIAL RISK

TOMRA faces normal business risks related to contractual agreements with customers and suppliers. There are however several conditions that could affect the industry in which TOMRA operates. A reduction in recycling targets and ambitions, lower labor costs, and falling material commodity prices would negatively influence TOMRA's business as the need for advanced recycling technology would become less obvious. Falling prices on aluminum and plastic will also have a direct effect on the profitability of our activities in California, where TOMRA owns the materials that are collected through our collection centers. Fluctuations in the price of aluminum have the largest effect, where a change of $100 per ton for example would affect the Group's operating profit by almost one million dollars per year.

TOMRA's operations are also to a large extent influenced by political decisions, specifically with regard to deposit legislation. If a country or state decides to remove its existing deposit system there will be limited incentives for TOMRA's customers to maintain current or invest in new TOMRA equipment. In some markets, like for example in the United States, an elimination of the deposit legislation would immediately dissolve the foundation for TOMRA's daily operations. On the other hand, the implementation or expansion of deposit systems in a country or state will create new growth opportunities for TOMRA.

Responsibility for financing, cash management and financial risk management is handled by the finance department within Tomra Systems ASA. Historically speaking, TOMRA has seldom experienced losses on accounts receivable, and the Group's routines concerning credit approval are considered satisfactory. TOMRA's surplus cash is placed primarily in Norwegian crowns (NOK) with duration of less than six months. Interest-bearing debt is mainly taken up in NOK, normally at interest rates fixed for a period of less than six months.

TOMRA is exposed to fluctuations in currency exchange rates. With 97 percent of its income in foreign currencies, a strengthening of the Norwegian crown will lead to reduced earnings for the Group when measured in this currency. The majority of risk is connected to swings in the euro and U.S. dollar. TOMRA takes advantage of forward exchange contracts to hedge future cash flows in foreign currencies. As of the end of 2007, no hedge accounting was applied to any of TOMRA's contracts.

In addition TOMRA has implemented the financial risk management systems one would expect given the size and complexity of the company's operations. A more extensive description of TOMRA's internal control procedures and systems for evaluating financial risk are provided on page 61 in this report.

CORPORATE RESPONSIBILITY

Through its operations TOMRA is helping the world to recycle and reuse, rather than waste, valuable resources. This is the company's most important contribution to a cleaner and more sustainable society. This contribution is important because it is an integral part of TOMRA's operational development and because it is a motivating factor for the company's employees. It also sends a signal to investors and the world at large that TOMRA is playing a role in solving the challenges of the future.

Tomra Systems ASA is certified according to the ISO 14001 standard for environmental leadership and has publicly communicated its environmental targets since 1998. TOMRA's positive impact on the environment is achieved primarily through the energy and material savings resulting from the use of the company's recycling solutions. TOMRA's negative impact on the environment is principally connected to consumption of energy in buildings, industrial processes and motor vehicles, waste generation and greenhouse gases from use of fossil fuels. Overall TOMRA's environmental balance sheet shows a very positive net impact on the environment.

Further details about TOMRA's impact on the environment are presented on page 22 in this report. TOMRA's social and environmental report is also reproduced in its entirety on www.tomra.com under "Our Organization/Corporate Responsibility."

Organization, health, environment and safety

The number of employees in the Tomra Group was 2,040 at the end of 2007. In 2006 the number of employees was 2,022 at year-end. In Norway the number of employees went from 242 at the end of 2006 to 258 at the end of 2007.

TOMRA facilitates equal opportunity for professional and personal development for all employees. Employment at TOMRA is based on qualifications, merits, abilities and potential. TOMRA does not discriminate the promotion of opportunities or development of its employees on the basis of race, color, religion, gender, natural origin, age, disability, sexual orientation or any other physical attribute.

Female employees made up 20 percent of TOMRA's work force and held 19 percent of its management positions at the end of 2007, an increase from 18 percent and 17 percent respectively in 2006. Three of TOMRA's seven board directors are women. The number of employees that are considered ethnic minorities in the countries in which they are employed went down from 35 percent in 2006 to 32 percent in 2007.

The absence rate due to sickness within Tomra Systems ASA went down from 3.0 percent in 2006 to 2.0 percent in 2007. The number of job-related injuries in TOMRA requiring medical attention beyond basic first aid increased from 116 in 2006 to 167 in 2007. Most of these instances occurred within TOMRA's material handling activities in the USA, which involve handling crushed glass and heavy lifting. TOMRA has placed greater focus on implementing measures that will prevent injuries in this area, and expects improvement going forward as a result. In 2007 TOMRA carried out a job satisfaction survey among its employees, and the results were positive and showed improvement from the previous year.

Tomra Systems ASA is certified according to ISO 9001. This standard is used as guidance for the company's quality assurance procedures. TOMRA also applies an internal management system that incorporates goal- and result-orientation throughout the entire organization, including performance and leadership evaluation.

Corporate Governance

TOMRA defines corporate governance as those processes and control structures which are established to protect the interests of the company's shareholders and other stakeholder groups. TOMRA's guidelines for corporate governance, core values and leadership principles are aligned to ensure sustainable development of the company. These guidelines include the role of



the Board and its various committees, requirements concerning the impartiality of its board members, and board compensation. TOMRA's corporate governance policy is included in this report on page 27 and can also be found on TOMRA's website www.tomra.com under "Investor Relations/Corporate Governance."

SHAREHOLDERS AND CAPITAL

The number of TOMRA shareholders fell from 12,218 at the end of 2006 to 9,990 at the end of 2007. The amount of shares held by non-Norwegian residents at the end of 2007 was 45 percent, up from 35 percent at year-end 2006. The TOMRA share price dropped 11 percent from NOK 43.00 at the end of 2006 to NOK 38.50 at the end of 2007. A total of 411 million shares were traded in 2007, down from 601 million the year before. In September TOMRA was awarded the Stockman Prize within the class of small to medium-sized companies on the Oslo Stock Exchange. This prize is awarded to companies listed on the Oslo Stock Exchange that have produced the best annual report and interim reports from a financial analysis perspective, and which have demonstrated exemplary informational activities toward investors and the financial community.

The face value of each share is one Norwegian crown (1 NOK). The total number of outstanding shares at year-end 2007 was 155.4 million, adjusted for the 9.3 million treasury shares held by TOMRA. The Board of Directors received approval at the extraordinary general shareholders meeting in December 2006 to buy back up to 10 million shares of TOMRA stock. By year-end 2007 this authority was essentially fully exercised. The Board of Directors will at the annual general meeting in April this year recommend that these shares be cancelled.

The share buyback program is financed partially by operating cash flow, and partially through a five-year bank loan of up to NOK 500 million, taken out in 2006. Even after this loan, TOMRA has a very solid balance and the necessary financial flexibility for ensuring that growth initiatives can be realized. In order to ensure further flexibility in adjusting the capital structure, the Board of Directors will request a new authority to buy back a further 15 million shares at the annual general meeting in April 2008.

The Board of Directors also wishes to motivate TOMRA employees to invest in their own workplaces by becoming shareholders in the company. With the general assembly's approval, the board recommends that a share purchase program be established in which each employee will have the opportunity to buy discounted shares from the company's running balance of treasury shares acquired through the buy-back program.

Asker, 20 February 2008

Jan Chr. Opsahl	Jørgen Randers	Hanne de Mora	Jo Lunder	Hege Marie Norheim	Marit Christensen	David Williamson	Amund Skarholt
Chairman	Board member	Board member	Board member	Board member	Employee representative	Employee representative	President & CEO

Profit and loss statement

Tomra Systems ASA NGAAP					Group IFRS		
2007	2006	2005	Amounts in NOK million	Note	**2007**	2006	2005
836.2	**1,531.6**	**399.4**	**Operating revenues**	**1**	**3,489.5**	**3,965.0**	**2,413.1**
530.9	1,135.0	332.3	Cost of goods sold	2	1,635.4	1,966.3	1,019.8
132.7	127.3	140.7	Employee benefits expenses	3,16	906.8	862.2	794.6
13.1	9.8	7.8	Ordinary depreciation	8,9	154.0	162.2	139.7
-	-	125.3	Loss on disposal of subsidiaries	14	-	-	-
-	-	-	Write-down of non-current assets	9	6.9	11.2	37.2
112.4	53.7	50.6	Other operating expenses	7	341.3	308.1	288.8
789.1	**1,325.8**	**656.7**	**Total operating expenses**		**3,044.4**	**3,310.0**	**2,280.1**
47.1	**205.8**	**(257.3)**	**Operating profit**		**445.1**	**655.0**	**133.0**
-	-	-	Profit from associates	15	1.9	1.6	2.0
202.5	30.8	120.4	Dividend from subsidiaries		-	-	-
67.1	52.0	49.3	Financial income		17.5	5.6	17.7
20.5	10.5	6.1	Financial expenses		22.2	6.0	5.2
249.1	**72.3**	**163.6**	**Net financial items**	**4**	**(2.8)**	**1.2**	**14.5**
296.2	**278.1**	**(93.7)**	**Ordinary profit before taxes**		**442.3**	**656.2**	**147.5**
27.0	60.6	(15.3)	Taxes	10	150.6	216.3	55.2
269.2	**217.5**	**(78.4)**	**Net profit continuing operations**		**291.7**	**439.9**	**92.3**
			Loss on discontinued operations	**23**	**-**	**-**	**(70.4)**
			Net profit for the period		**291.7**	**439.9**	**21.9**
			Attributable to:				
			Shareholders of the parent		279.6	427.2	8.3
			Minority interest		12.1	12.7	13.6
			Net profit for the period		**291.7**	**439.9**	**21.9**
			Allocated as follows:	20			
69.9	65.8	60.9	Dividend				
199.3	151.7	(139.3)	Other equity				
269.2	**217.5**	**(78.4)**	**Total allocated**				
			Earnings per share	20	1.76	2.48	0.05
			Earnings per share, fully diluted	20	1.76	2.48	0.05

Balance sheet as of 31 December

	Tomra Systems ASA NGAAP				Group IFRS	
	2007	2006	**Amounts in NOK million**	Note	**2007**	2006
ASSETS	22.5	16.4	Deferred tax assets	10	52.8	63.0
	-	-	Goodwill	9,22	565.9	619.4
	-	-	Development costs	9	50.9	60.9
	-	-	Other intangible assets	9	32.2	32.5
	22.5	**16.4**	**Total intangible non-current assets**		**701.8**	**775.8**
	19.4	23.7	Property, plant and equipment	8	392.3	411.3
	-	-	Leasing equipment	8	80.1	117.9
	19.4	**23.7**	**Total tangible non-current assets**		**472.4**	**529.2**
	1,592.1	1,592.1	Investment in subsidiaries	14,22	-	-
	419.3	531.3	Loan to subsidiaries	14	-	-
	-	-	Investments in associates	15	35.6	40.6
	-	-	Other investments		0.7	0.8
	2.9	-	Pensions	16	2.9	-
	-	-	Long term receivables		134.3	180.2
	2,014.3	**2,123.4**	**Total financial non-current assets**		**173.5**	**221.6**
	2,056.2	**2,163.5**	**Total non-current assets**		**1,347.7**	**1,526.6**
	61.1	**17.5**	**Inventory**	**2**	**529.1**	**524.5**
	13.1	-	Trade receivables		732.8	813.9
	625.0	605.4	Intra-group receivables		-	-
	24.7	25.3	Other short-term receivables		151.8	158.7
	662.8	**630.7**	**Total receivables**	**7**	**884.6**	**972.6**
	116.4	**209.2**	**Cash and cash equivalents**	**17**	**190.8**	**286.4**
	840.3	**857.4**	**Total current assets**		**1,604.5**	**1,783.5**
	2,896.5	**3,020.9**	**Total assets**		**2,952.2**	**3,310.1**
LIABILITIES AND EQUITY	164.7	173.6	Share capital		164.7	173.6
	(9.3)	(9.2)	Treasury shares		(9.3)	(9.2)
	1,418.3	1,418.3	Share premium reserve		1,418.3	1,418.3
	1,573.7	**1,582.7**	**Paid-in capital**		**1,573.7**	**1,582.7**
	299.9	**491.7**	**Retained earnings**		**50.1**	**388.9**
	-	**-**	**Minority interest**		**56.3**	**65.8**
	1,873.6	**2,074.4**	**Total equity**	**20**	**1,680.1**	**2,037.4**
	-	-	Deferred tax liabilities	10	30.3	19.8
	-	7.7	Pension liabilities	16	-	7.7
	389.9	325.0	Interest-bearing liabilities	6	410.1	372.3
	-	-	Other long-term liabilities		3.0	12.8
	389.9	**332.7**	**Total non-current liabilities**		**443.4**	**412.6**
	5.8	-	Interest-bearing liabilities	6	7.1	7.8
	24.5	26.9	Trade payables		241.5	257.0
	355.5	404.4	Intra-Group debt		-	-
	31.8	26.9	Income tax payable	10	103.3	107.5
	25.3	13.9	Provisions	12	91.8	118.6
	190.1	141.7	Other current liabilities	11	385.0	369.2
	633.0	**613.8**	**Total current liabilities**		**828.7**	**860.1**
	1,022.9	**946.5**	**Total liabilities**		**1,272.1**	**1,272.7**
	2,896.5	**3,020.9**	**Total liabilities and equity**		**2,952.2**	**3,310.1**
	360.8	355.7	Warranty liabilities		363.4	355.7

Asker, 20 February 2008

Jan Chr. Opsahl	**Jørgen Randers**	**Hanne de Mora**	**Jo Lunder**	**Hege Marie Norheim**	**Marit Christensen**	**David Williamson**	**Amund Skarholt**
Chairman	Board member	Board member	Board member	Board member	Employee representative	Employee representative	President & CEO

Statement of recognized income and expense

Amounts in NOK million	Group IFRS 2007	2006
Foreign exchange translation differences	(170.3)	(87.7)
Net income recognized directly in equity	**(170.3)**	**(87.7)**
Profit for the period	291.7	439.9
Total recognized income and expense for the period	**121.4**	**352.2**
Attributable to:		
Shareholders of the parent company	118.1	344.9
Minority interest	3.3	7.3
Total recognized income and expense for the period	**121.4**	**352.2**
Reported minority	12.1	12.7
Exchange variations minorities	(8.8)	(5.4)
Total	**3.3**	**7.3**

Cash flow analysis

Tomra Systems ASA NGAAP				Group IFRS		
2007	2006	2005	**Amounts in NOK million**	**2007**	2006	2005
			CASH FLOW FROM OPERATIONS			
296.2	278.1	(93.7)	Ordinary profit before taxes	442.3	656.2	147.5
(28.2)	(9.2)	-	Income taxes paid	(144.4)	(91.5)	(23.9)
-	-	-	(Gains)/losses from sales of fixed assets	-	(8.2)	(0.2)
13.1	9.8	7.8	Ordinary depreciations	154.0	162.2	139.7
-	-	125.3	Write-down non-current assets	6.9	11.2	37.2
(43.6)	(14.3)	1.8	Net change in inventory	(36.8)	(198.4)	(2.1)
(12.5)	(16.5)	18.8	Net change in receivables	28.4	(316.0)	(59.4)
(2.4)	12.1	3.9	Net change in payables	3.3	45.0	31.0
(10.6)	(6.4)	(6.3)	Difference between booked costs on pension funds and actual cash payments to these funds	(10.6)	(6.4)	(6.3)
-	-	-	Exchange rate effects	18.7	(6.0)	(8.2)
-	-	-	Profit before tax from affiliated companies	(1.9)	(1.7)	(2.0)
-	-	-	Dividend from affiliated companies	1.4	1.3	1.9
126.1	(25.2)	33.5	Changes in other balance sheet items	49.9	98.4	(12.7)
(35.7)	(43.0)	(41.7)	Interest income/expense	14.9	(1.8)	(12.1)
302.4	**185.4**	**49.4**	**Net cash flow from operating activities**	**526.1**	**344.3**	**230.4**
			CASH FLOW FROM INVESTING ACTIVITIES			
-	-	0.8	Proceeds from sales of non-current assets	14.4	89.5	27.1
-	-	163.5	Disposal of subsidiary	-	3.2	112.2
-	2.0	(125.4)	Acquisition of subsidiary	-	(112.8)	(111.3)
(8.8)	(14.4)	(8.9)	Net investments in non-current assets	(157.3)	(234.9)	(204.6)
-	-	-	Proceeds from sales of shares	-	2.6	0.1
(8.8)	**(12.4)**	**30.0**	**Net cash flow from investing activities**	**(142.9)**	**(252.4)**	**(176.5)**
			CASH FLOW FROM FINANCING ACTIVITIES			
(6.2)	(78.6)	(51.6)	Loan payments (to)/from subsidiaries	-	-	-
-	-	-	Payment of long term loans	-	-	(26.2)
-	(2.5)	(5.0)	Repayment of long-term loans	(18.0)	(13.0)	-
50.0	325.0	-	Proceeds from issuance of long term debt	50.0	325.0	-
-	-	-	Dividend minorities	(12.7)	(16.7)	(12.1)
-	-	-	Net change bank overdraft	-	(25.7)	4.6
(408.3)	(421.7)	(211.1)	Purchase of treasury shares	(408.3)	(421.7)	(211.1)
7.1	6.4	-	Sale of treasury shares	7.1	6.4	-
54.3	51.2	45.6	Interest received	4.7	4.8	14.1
(18.6)	(8.2)	(3.9)	Interest paid	(19.6)	(3.0)	(2.0)
-	(33.5)	-	Option payments	-	(93.8)	-
(64.7)	(60.8)	(321.3)	Dividend paid	(64.7)	(60.8)	(321.3)
(386.4)	**(222.7)**	**(547.3)**	**Net cash flow from financing activities**	**(461.5)**	**(298.5)**	**(554.0)**
-	-	-	Currency effect on cash	(17.3)	1.6	8.5
(92.8)	(49.7)	(467.9)	Net change in cash and cash equivalents	(95.6)	(205.0)	(491.6)
209.2	258.9	726.8	Cash and cash equivalents per 1 January	286.4	491.4	983.0
116.4	209.2	258.9	Cash and cash equivalents per 31 December	190.8	286.4	491.4

From 1 January 2007 TOMRA has changed its principle for classification of interest in the cash flow statement. According to IFRS 7.31 and NRS(F) Cash Flow 2.6 we have chosen to show interest as cash flow from financing activities. The amounts from 2005 and 2006 have been reclassified with the following effects:

2006	2005		2006	2005
		Cash flow from operating activities:		
(43.0)	(41.7)	Interest income/expense	(1.8)	(12.1)
		Cash flow from financing activities:		
51.2	45.6	Interest received	4.8	14.1
(8.2)	(3.9)	Interest paid	(3.0)	(2.0)

Consolidation and accounting principles
Group - IFRS

GENERAL

Business concept and customers
Tomra Systems ASA (the "Company") is a company domiciled in Norway. TOMRA designs and operates cost-effective systems for recovering packaging and other used material for reuse and recycling. Added value is created for each customer through excellence in service and innovation.

TOMRA's customers are mainly located in Europe and North America.

Significant accounting policies
The consolidated financial statements of the Company for the year ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates. The financial statements consist of the income statement, statement of recognized income and expense, balance sheet, cash flow statement and notes to the accounts.

The financial statements were authorized for issue by the Directors on February 20th 2008, and will be presented for final approval in the general meeting on April 23rd 2008. Until the final approval by the general meeting, the board can change the financial report.

(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and appropriate interpretations as adopted by EU, The Norwegian Accounting Act and stock exchange regulations.

(b) Basis of preparation
The financial statements are presented in NOK, rounded to the nearest one hundred thousand.

They are prepared based on the fundamental principles governing historical cost accounting, comparability, continuing operations and congruence. Transactions are recorded at their value at the time of transaction. Income is recognized at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognized.

The financial statements are prepared based on historical cost, except for financial instruments recognized at fair value through profit or loss.

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expense. The estimates and associated assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of determining carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The accounting policies have been applied consistently by each Group entitiy.

REPORTING STRUCTURE

The Group's consolidated amounts comprise the following units:

Tomra Systems ASA

Europe
Tomra Europe AS (N)
Tomra Butikksystemer AS (N)
Tomra Systems AB (S)
OY Tomra AB (FIN)
Tomra System AS (DK)
Tomra Systems BV (NL)
Tomra Systems GmbH (D)
Tomra Leergutsysteme GmbH (A)
Tomra Systems SA (F)
Tomra AG (SWI) (50.5 %)
Tomra Systems NV (BEL)
B-burken AB (S)
Tomra s.r.o (CHE) (40%)
Halton System GmbH (D)
Tomra Baltic OÜ (Est) (40%)
Tomra Production AS (N)
Retail Services GmbH (D)
Titech Visionsort AS (N)
Titech Visionsort GmbH (D)
Titech Visionsort Espana (E)
Titech Visionsort Limited (UK)
QVision AS (N)
Commodas Mining GmbH (D)
Orwak Group AB (S)
Presona AB (S)
Morinders Verkstäder AB (S)
Compactus AB (S)
Presona GmbH (D)
Orwak Danmark AS (DK)
Orwak Polen ZPZOO (P)
Tomra Systems Ltd. (UK)

North America
Tomra North America Inc. (CT)
Tomra Systems Inc. (CAN)
Tomra Metro LLC (CT, NY)
Mobile Redemp. Inc. (CT, MA)
BICS LLC (72%) (NY)
TNYR LLC (70%) (NY)
Upstate Tomra LLC (55%)
Tomra Mass. (55%) (MA)
Halton System Inc. (ME)
Les Systems Inc. (CAN)
Camco Recycling Inc. (CAN)
Tomra Canada Inc (CAN)
Tomra Pacific Inc. (CA)
UBCR (51%) (MI)
UltrePET LLC (49%)
Orwak LLC (CT)

Asia
Tomra Japan Asia Pacific KK (JAP)
Titech Visionsort Co., Ltd. (KOR)

Tomra AG (SWI) was discontinued in 2006, see also note 14. B-burken AB (S) was liquidated in 2007.

CONSOLIDATION PRINCIPLES

(a) Consolidated companies
The consolidated accounts include the parent company Tomra Systems ASA and companies in which the parent company has a controlling influence. Subsidiaries acquired or sold during the course of the year are included in the profit and loss statement as of the date of purchase, or up to and including the date of sale.

(b) Elimination of shares in subsidiaries
Shares in subsidiaries are eliminated on the basis of the past equity method. The difference between the book value of shares in subsidiaries and book value of the subsidiaries' equity at the time such shares were acquired is analyzed and posted to the balance sheet items to which the excess amounts relate. Goodwill represents the excess of the purchase price paid for acquisitions above net assets acquired and is tested for impairment at least annually.

(c) Currency translation for foreign subsidiaries
The profit and loss statements for foreign subsidiaries prepared in foreign currencies are translated on the basis of average exchange rates for the year. The balance sheet is converted on the basis of the exchange rates on December 31. Translation differences are shown as a separate item and charged directly to the Group's equity.

When foreign subsidiaries are sold, completely or partially, the associated translation difference is recognized in the profit and loss.

(d) Minority interests
The minority interests' share of the net profit and equity are classified as separate items in the profit and loss statement and balance sheet.

(e) Changed ownership in subsidiaries
With successive acquisitions in subsidiaries, fair values of assets and liabilities are established the first time consolidation takes place. Fair values of assets and liabilities are not adjusted on subsequent acquisitions, with the exception of goodwill, which is analyzed at the time of each purchase. Additional goodwill is charged to equity.

(f) Internal transactions/intercompany items
All purchases and sales between Group companies, intra Group expenses, as well as receivables and liabilities have been eliminated in the consolidated statements.

(g) Associates
Associates, in which TOMRA has an ownership interest of 20-50% and significant influence over operational and financial decisions, are included in the consolidated accounts based on the equity method. The Group's share of the profit from associates is reported under financial items in the income statement.

VALUATION AND CLASSIFICATION PRINCIPLES

Estimations
The preparation of the annual accounts of TOMRA involves the use of estimates. The estimates are based on a number of assumptions and forecasts that, by their nature, involve uncertainty. Various factors could cause TOMRA's actual results to differ materially from those projected in the estimates. This includes, but is not limited to: 1) cash flow forecast from business units supporting the carrying amount of goodwill and deferred tax assets, 2) provisions for warranty, 3) assumptions for calculation of pension obligation.

(a) Revenue recognition
Revenue on product sales and sales-type leases of the company's products is generally recognized at the time of installation. Revenue on service contracts and operating leases of the company's products is recognized over the terms of the related agreements. Other service revenue is recognized when services are provided.

(b) Cost recognition
Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

(c) Expenses

Operating lease payments
Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the income statement.

Interest income is recognized in the income statement as it accrues, using the effective interest method. Dividend income is recognized in the income statement on the date the entity's right to receive payments is established. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

(d) Derivative financial instruments
When qualifying for hedge accounting in accordance with IAS 39, the effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the income statement. Amounts taken to equity are transferred to the income statement when the hedging transaction affects the income statement, such as when the hedged sale occurs. Cash flow hedging in accordance with IAS39 has only been applied once in 2006, see disclosure note 18.

All other derivative financial instruments are recognized initially at cost and are subsequently stated at fair value. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss.

(e) Property, plant and equipment
Owned assets
Items of property, plant and equipment are entered in the accounts at original cost, with deductions for accumulated depreciation and impairment losses. If the fair value of an item of property, plant and equipment is lower than book value, and the decline in value is not temporary, the asset will be written down to fair value. Based on the acquisition cost, straight-line depreciation is applied over the economic life of the non-current assets. When relevant, the acquisition cost includes future dismantling cost.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets
Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs
The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognized in the income statement as an expense as incurred.

(f) Intangible assets
Intangibles consist of goodwill, development cost, entitlement to trademarks and non-competition agreements.

Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. With respect to business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. With respect to acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortized but is tested annually for impairment. With respect to associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized immediately in profit or loss.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and overhead costs directly attributable to preparing the asset for use. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

We have not received any material government grants.

Other intangibles
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses. Other intangibles are amortized over the term of the contract. Impairment-testing was performed at year end where there were indications of impairment, see note 9.

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditure
Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(g) Shares
Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost, unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

(h) Inventory
Inventories of raw materials are valued at the lower of the cost of acquisition and the fair value. Work in progress and finished products are valued at the lower of the cost to manufacture or net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Spare parts and parts held by service agents are valued at cost. A deduction is made for obsolescence where necessary.

The cost of inventories is based on the weighted average cost principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(i) Receivables and liabilities in foreign currencies
Receivables and liabilities are booked at the exchange rate at the date of the balance sheet.

(j) Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less. The parent company presents total bank deposits in the international cash pool, while the subsidiaries present their share of the international cash pool as intra-group balances.

(k) Pension obligations
Pension obligations related to insured pension, as well as the pension premium reserve, are included in the balance sheet using the net principle. See Note 16 for further details concerning pension obligations.

Defined benefit plans
The Group's net obligation with respect to defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine its present value, and any unrecognized past service costs and their fair value of any plan assets are deducted. The discount rate is equal to the recommendation from the Norwegian Accounting Standards Board, since there are no factors indicating a deviation from the recommendation. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

Actuarial gains and losses are required to be recognized when the cumulative unrecognized amount thereof at the beginning of the period exceeds a "corridor." The corridor is 10 percent of the greater of the present value of the obligation and the fair value of the assets. The corridor is calculated separately for each plan.

Defined contribution plans
A defined contribution plan is a plan where TOMRA pays a fixed contribution to a pension fund and where TOMRA has no obligation to pay anything more than the contribution. The contribution is recognized as employee benefits expenses in profit and loss.

(l) Warranty allocations
A general provision has been made for future warranty costs based on the previous year's turnover in all Group companies.

(m) Taxes

The tax charge in the income statement includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after offsetting negative timing differences and losses carried forward under the liability method. See Note 10 "Taxes."

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Earnings per share
Earnings per share have been computed based upon the weighted average number of common shares and share equivalents outstanding during each period. Common share equivalent recognizes the potential dilutive effects of future exercises of common share warrants and employee incentive programs payable in company shares.

(o) Cash flow statement
The cash flow statement is compiled using the indirect method. Cash and cash equivalents include cash, bank deposits and other short-term investments with terms not exceeding three months that can immediately, and with no material exchange rate exposure, be exchanged for cash.

(p) Impairment
The carrying amounts of the Group's assets, other than inventory and deferred tax assets (see separate accounting policies), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated on an annual basis, ref. note 9.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units), on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss relative to goodwill is not reversed.

With respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(q) Dividends
Dividends are recognized as a liability in the period in which they are declared.

(r) Interest-bearing borrowings
Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

(s) Share-based payment transactions
The share option program allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model based on the Black & Scholes-formula, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(t) Provisions
A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(u) Trade and other payables
Trade and other payables are stated at cost.

(v) Segment reporting
A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented for both business segments and geographical segments, with business segments as the primary segment.

(w) Discontinued operations
A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

On initial classification as discontinued operations, non-current assets are classified as held for sale and recognized at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

(x) Business combinations involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

In the absence of more specific guidance, the Group consistently applied the book value measurement method to all common control transactions.

(y) Share Capital
Ordinary shares
Incremental costs directly attributable to issue of ordinary shares and share options are recognized as a deduction from equity.

Preference share capital
Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Company's option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss.

Repurchase of share capital
When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity.

(z) New standards and Interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not effective for the year ended 31 December 2007, and have not been applied in preparing these consolidated financial statements:

IFRS 8 Operating Segments
Revised IAS 23 Borrowing costs
Revised IAS 1 Presentation of Financial Statements
IFRIC 11 IFRS 2 Share-based Payment
IFRIC 12 Service Concession Arrangements
IFRIC 13 Customer loyalty Programmes
IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Accounting principles
Tomra Systems ASA - NGAAP

GENERAL

BASIC PRINCIPLES
The financial statements, which have been presented in compliance with the Norwegian Companies Act, the Norwegian Accounting Act and Norwegian generally accepted accounting principles, consist of the profit and loss statement, balance sheet, cash flow statement and notes to the accounts.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations and congruence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognized.

Estimates and assumptions that may affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the period, are prepared by management based upon their best knowledge at reporting date. Actual results may differ from those estimates.

VALUATION AND CLASSIFICATION PRINCIPLES

REVENUE RECOGNITION
Machines and parts are sold Ex-works, and revenues are recognized when risk is transferred to the customer. Other service revenue is recognized when services are provided.

COST RECOGNITION
Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

START-UP AND DEVELOPMENT COSTS
Start-up and research and development costs are expensed as they are incurred.

TANGIBLE FIXED ASSETS
Fixed assets are entered in the accounts at original cost, with deductions for accumulated depreciation and write-down. If the fair value of a fixed asset is lower than book value, and the decline in value is not temporary, the fixed asset will be written down to fair value. Based on the acquisition cost, straight-line depreciation is applied over the economic life of the fixed assets.

SHARES
Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES
Receivables and liabilities are booked at the exchange rate at the date of the balance sheet. Long term loans to subsidiaries in foreign currency are considered part of the net investment, and are booked at cost in NOK.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less.

Tomra Systems ASA presents total bank deposits in the international cash pool, while subsidiaries present their share of the international cash pool as intra-group balances.

PENSION OBLIGATIONS
Pension obligations related to insured pensions, as well as the pension premium reserve, are included in the balance sheet using the net principle. Ref. note 16.

Actuarial gains and losses are required to be recognized when the cumulative unrecognized amount thereof at the beginning of the period exceeds a "corridor." The corridor is 10 percent of the greater of the present value of the obligation and the fair value of the assets. The corridor is calculated separately for each plan.

TAXES
The tax charge in the profit and loss account includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after offsetting negative timing differences and losses carried forward under the liability method in accordance with the rules set out in the Norwegian Accounting Standard.

CASH FLOW STATEMENT
The cash flow statement is compiled using the indirect method. Cash and cash equivalents include cash, bank deposits and other short-term investments with terms not exceeding three months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

SHARE-BASED PAYMENTS
The share option program allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model based on the Black & Scholes-formula, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting.

NOTE 1 SEGMENT INFORMATION

TOMRA GROUP - IFRS

Amounts in NOK million	Collection Technology Deposit Solutions	Materials Handling	Industrial Processing Technology	Collection Technology Non-Deposit Solutions	Group functions	TOTAL	Assets	Investments
2005								
Nordic	377		83			460	886	188
Central Europe	433		203			636	303	9
Rest of Europe			30			30	0	0
US East & Canada	373	469	23			865	1,040	118
US West		379				379	168	9
Rest of the world			40	3		43	5	0
Operating revenues	1,183	848	379	3	0	2,413		
Gross contribution	541	196	174	0	0	911		
- in %	46 %	23 %	46 %			38 %		
Operating expenses	424	131	137	66	20	778		
Profit before other items	117	65	37	(66)	(20)	133		
- in %	10 %	8 %	10 %			6 %		
Share of profit from associates	2	0	0	0	0	2		
Investments	109	72	142	2	0	325		
Investments in associates	0	44	0	0	0	44		
Assets	1,226	694	477	5	592	2,994		
Liabilities	465	118	70	2	97	752		
Depreciations	86	41	12	0	0	140		
Impairment losses recognized in P&L	37	0	0	0	0	37		
Other significant non-cash expenses	10	13	3	0	0	26		
2006								
Nordic	422		65			487	1,214	195
Central Europe & UK	1,616		262	7		1,885	624	14
Rest of Europe			87			87	0	0
US East & Canada	391	500	31			922	942	148
US West		521				521	172	9
Rest of the world			59	4		63	9	5
Operating revenues	2,429	1,021	504	11	0	3,965		
Gross contribution	981	221	240	(9)	0	1,433		
- in %	40 %	22 %	48 %			36 %		
Operating expenses	417	120	161	64	16	778		
Profit before other items	564	101	79	(73)	(16)	655		
- in %	23 %	10 %	16 %			17 %		
Share of profit from associates	2	0	0	0	0	2		
Investments	109	103	155	5	0	371		
Investments in associates	0	41	0	0	0	41		
Assets	1,545	700	698	18	349	3,310		
Liabilities	564	93	114	2	500	1,273		
Depreciations	98	49	15	1	0	162		
Impairment losses recognized in P&L	11	0	0	0	0	11		
Other significant non-cash expenses	0	0	0	0	0	0		
2007								
Nordic	611		78			689	1,345	45
Central Europe & UK	792		300	38		1,130	345	4
Rest of Europe			107			107	0	0
US East & Canada	326	463	34			823	809	96
US West		601	24			625	194	9
Rest of the world	2		104	10		116	15	3
Operating revenues	1,731	1,064	647	48	0	3,490		
Gross contribution	754	220	321	(13)	0	1,282		
- in %	44 %	21 %	50 %			37 %		
Operating expenses	409	115	220	77	16	837		
Profit before other items	345	105	101	(90)	(16)	445		
- in %	20 %	10 %	16 %			13 %		
Share of profit from associates	2	0	0	0	0	2		
Investments	71	69	14	3	0	157		
Investments in associates	1	35	0		0	36		
Assets	1,297	623	696	92	244	2,952		
Liabilities	550	59	133	21	509	1,272		
Depreciations	94	44	15	1	0	154		
Impairment losses recognized in P&L	0	0	7	0	0	7		
Other significant non-cash expenses	0	0	0	0	0	0		

TOMRA has divided its primary reporting format into four business segments: Collection Technology Deposit Solutions, Materials Handling, Industrial Processing Technology and Collection Technology Non-Deposit Solutions. In addition the corporate overhead costs are reported in a separate column. The split is based upon the risk and return profile of the Group's different activities, also taking into consideration TOMRA's internal reporting structure.

Collection Technology Deposit Solutions consists of the sale, lease and servicing of RVMs to stores in Europe and North America, and data management systems, which monitor container collection volumes and related cash flow.

Materials Handling consists of pick-ups, transport and processing of empty beverage containers on behalf of beverage producers/fillers in US East and Canada. In addition the segment includes the collection activities in California, where TOMRA owns and operates collection centers outside stores.

Industrial Processing Technology consists of TiTech Visionsort/Commodas, which produces optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastics.

Collection Techonology Non-Deposit Solutions consists of other non-deposit development areas such as Japan and UK. The segment includes the activities related to the development of the Tomra Automated Recycling Center (ARC), a fully automated low cost recycling center for non-deposit markets.

Group functions consists of corporate functions at TOMRA headquarters.

Assets and liabilities are distributed to the different reporting segments, except for cash, interest-bearing debt and tax positions, which are allocated to Group functions.

There is no material segment revenue from transactions with other segments.

The income from service activities was NOK 850 million of total NOK 3,490 million in 2007. The income from service activities was in 2006 and 2005 respectively NOK 772 million and NOK 572 million of total income of respectively NOK 3,965 million and NOK 2,413 million.

NOTE 2 INVENTORY/COST OF GOODS SOLD

Tomra Systems ASA NGAAP 2007	2006	2005	Amounts in NOK million	Group IFRS 2007	2006	2005
			COST OF GOODS SOLD			
530.9	1,135.0	332.3	Cost of goods sold, gross	1,633.7	1,809.7	989.9
-	-	-	Change in inventory	1.7	156.6	29.9
530.9	**1,135.0**	**332.3**	**Cost of goods sold, net**	**1,635.4**	**1,966.3**	**1,019.8**

Cost of goods sold includes adjustment of inventory write-down of minus NOK 1.2 million (2006: minus NOK 6.3 million) for the parent company and NOK 4.4 million (2006: NOK 2.0 million) for the group.

Tomra Systems ASA NGAAP 2007	2006	2005	Amounts in NOK million	Group IFRS 2007	2006	2005
			INVENTORY			
-	-		Raw materials	124.1	121.2	
-	-		Work in progress	10.2	10.9	
61.1	17.5		Finished goods	182.6	194.1	
-	-		Spare parts	212.0	198.3	
61.1	**17.5**		**Total inventory**	**529.1**	**524.5**	
-	-		Inventory stated at fair value less costs to sell	-	10.9	

Inventories are not subject to rentention of title clauses.

NOTE 3 EMPLOYEE BENEFITS EXPENSES

Tomra Systems ASA NGAAP 2007	2006	2005	Amounts in NOK million	Group IFRS 2007	2006	2005
96.7	90.9	94.1	Salary	733.1	695.7	629.6
20.6	17.7	20.8	Social security tax	119.8	117.1	95.7
11.1	14.7	14.2	Pension cost	26.2	23.8	21.6
-	-	7.7	Equity-settled transactions[1]	-	(1.0)	25.5
4.3	4.0	3.9	Other social expenses	27.7	26.6	22.2
132.7	**127.3**	**140.7**	**Total employee benefits expenses**	**906.8**	**862.2**	**794.6**
137	132	132	Number of man-years	2,020	2,006	1,920

1) Ref. note 19

NOTE 4 FINANCIAL ITEMS

Tomra Systems ASA NGAAP 2007	2006	2005	Amounts in NOK million	Group IFRS 2007	2006	2005
202.5	30.8	92.4	Dividend from subsidiaries	-	-	-
-	-	28.0	Group contributions from subsidiaries	-	-	-
202.5	**30.8**	**120.4**	**Dividend from subsidiaries**	**0.0**	**0.0**	**0.0**
54.3	51.2	45.6	Interest income[1]	4.7	4.8	14.1
12.8	0.8	3.7	Foreign exchange gain	12.8	0.8	3.6
67.1	**52.0**	**49.3**	**Total financial income**	**17.5**	**5.6**	**17.7**
18.6	8.2	3.9	Interest expenses[1]	19.6	3.0	2.0
1.9	2.3	2.2	Other financial expenses	2.6	3.0	3.2
20.5	**10.5**	**6.1**	**Total financial expenses**	**22.2**	**6.0**	**5.2**

1) Interest income and expenses for the parent company includes interest income and expenses from subsidiaries of NOK 44.0 million (2006: NOK 48.8 million) and NOK 4.2 million (2006: 5.9 million) respectively.

Borrowing costs are recognized as an expense in the period in which they are incurred.

NOTE 5 CONTINGENT LIABILITIES

EU Commission
In September 2004, TOMRA received the EU Commission's Statement of Objections (SO) relating to the EU Commission investigation in 2001. The Commission was of the opinion that TOMRA had exploited its dominant market position in several European markets by entering into certain supply agreements with customers. The alleged abuse is partly due to having entered into exclusive purchase agreements with customers and partly due to use of loyalty rebate schemes.

In November 2004, TOMRA filed its written response to the Statement of Objections where TOMRA rejected the Commission's arguments.

The EU Commission concluded in March 2006 that TOMRA in their opinion had foreclosed competition in the period 1998 to 2002 on the market for reverse vending machines in Austria, Germany, the Netherlands, Norway and Sweden by implementing an exclusionary strategy.

Consequently, the Commission decided to fine TOMRA EUR 24 million.

TOMRA has appealed the decision into the European Court of Justice. The court case is expected to take place during 2008.

Supported by legal opinions, TOMRA believes it is more likely than not that we will win the appeal. Consequently, no accrual has been made in the balances as of December 31st related to the penalty.

Sale of Tomra South America SA
Tomra Systems ASA has in connection to the sale of Tomra South America SA in 2005 given warranties in line with what is normal in such transactions. If the warranties are breached, Tomra Systems ASA has to indemnify the buyer, limited upwards to USD 5 million.

Please also see disclosure note 12.

NOTE 6 INTEREST-BEARING LIABILITIES

Tomra Systems ASA NGAAP 2007	Tomra Systems ASA NGAAP 2006	Amounts in NOK million	Group IFRS 2007	Group IFRS 2006
		Non-current liabilities		
375.0	325.0	Unsecured bank loans	375.8	336.9
-	-	Finance lease obligation	-	-
14.9	-	Other non-current interest-bearing liabilities	34.3	35.4
389.9	**325.0**	**Total non-current interest-bearing liabilities**	**410.1**	**372.3**
0.0	0.0	Due more than 5 years after balance day	0.0	0.0
		Current liabilities		
-	-	Current portion of finance lease liabilities	-	-
-	-	Current portion of unsecured bank loans	-	7.8
5.8	-	Other current interest-bearing liabilities	7.1	-
5.8	**0.0**	**Total current interest-bearing liabilities**	**7.1**	**7.8**

Tomra Systems ASA established in October 2006 a revolving bilateral five-year credit facility of NOK 500 million. As of 31 December 2007, NOK 375 million was drawn on the facility. The loan has floating rate of interest, and has been submitted with a negative pledge commitment. The loan agreement comprises an equity covenant, equal to 40% of total assets, measured at the end of each quarter.

NOTE 7 RECEIVABLES

Tomra Systems ASA NGAAP 2007	Tomra Systems ASA NGAAP 2006	Amounts in NOK million	Group IFRS 2007	Group IFRS 2006
13.1	-	Trade receivables, gross	739.3	824.1
675.1	605.4	Intra group short-term receivables	-	-
24.7	25.7	Other short-term receivables, gross[1]	151.8	158.7
(50.1)	(0.4)	Provision for bad debt	(6.5)	(10.2)
662.8	**630.7**	**Total receivables**	**884.6**	**972.6**

1) Other short-term receivables includes forward contracts of NOK 9.1 million.

Total bad debt written-off in 2007 amounted to NOK 49.7 million (2006: NOK 0.0 million) for the parent company and NOK 7.1 million (2006: NOK 3.2 million) for the Group. Bad debt written off is reported as other operating expenses. Receivables with due dates more than one year after the balance date, are reported as non-current assets.

Trade receivables fall due:

Amounts in NOK million	2007	2006
Not due yet	219.7	236.8
0 - 30 days	391.6	414.8
31- 60 days	65.2	90.7
61 - 90 days	23.2	24.7
Older than 90 days	39.5	57.1
Total trade receivables	**739.3**	**824.1**

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

GROUP - IFRS Amounts in NOK million	Land & buildings[4]	Machinery & Fixtures	Vehicles	Leasing equipment	Total
Cost					
Balance at 1 January 2005	227.1	428.3	77.5	421.5	1 154.4
Acquisitions through business combinations	0.0	9.9	0.0	5.7	15.6
Other acquisitions	13.9	84.2	15.6	51.7	165.4
Disposals	(14.8)	(90.6)	(14.6)	(52.6)	(172.6)
Effect of movements in foreign exchange[1]	18.5	34.6	6.4	54.8	114.4
Balance at 31 December 2005	**244.7**	**466.4**	**84.9**	**481.1**	**1 277.1**
Balance at 1 January 2006	244.7	466.4	84.9	481.1	1 277.1
Acquisitions through business combinations	0.0	7.2	0.1	0.0	7.3
Other acquisitions	5.8	114.4	19.9	47.0	187.1
Disposals	(42.3)	(28.4)	(11.2)	(52.3)	(134.2)
Effect of movements in foreign exchange[2]	(10.9)	(22.8)	(4.9)	(37.5)	(76.1)
Balance at 31 December 2006	**197.3**	**536.8**	**88.8**	**438.3**	**1 261.2**
Balance at 1 January 2007	197.3	536.8	88.8	438.3	1 261.2
Acquisitions through business combinations	0.0	0.0	0.0	0.0	0.0
Other acquistions	7.1	82.5	14.2	29.2	133.0
Disposals	(9.8)	(3.3)	(3.4)	(11.3)	(27.8)
Effect of movements in foreign exchange[3]	(15.3)	(44.6)	(10.4)	(62.2)	(132.5)
Balance at 31 December 2007	**179.3**	**571.4**	**89.2**	**394.0**	**1 233.9**
Depreciation and impairment losses					
Balance at 1 January 2005	34.8	256.3	45.2	281.4	617.7
Depreciation charge for the year[6]	8.9	50.3	12.0	50.8	122.0
Disposals	(1.6)	(52.7)	(10.1)	(39.9)	(104.3)
Effect of movements in foreign exchange[1]	3.7	16.6	2.5	34.8	57.6
Balance at 31 December 2005	**45.8**	**270.5**	**49.6**	**327.1**	**693.0**
Balance at 1 January 2006	45.8	270.5	49.6	327.1	693.0
Depreciation charge for the year	9.4	62.0	11.2	50.4	133.0
Disposals	(4.4)	(10.9)	(4.6)	(32.0)	(51.9)
Effect of movements in foreign exchange[2]	(3.0)	(11.0)	(3.0)	(25.1)	(42.1)
Balance at 31 December 2006	**47.8**	**310.6**	**53.2**	**320.4**	**732.0**
Balance at 1 January 2007	47.8	310.6	53.2	320.4	732.0
Depreciation charge for the year	7.4	65.2	11.4	44.3	128.3
Disposals	(8.6)	(0.7)	(3.4)	(5.2)	(17.9)
Effect of movements in foreign exchange[3]	(4.7)	(23.9)	(6.7)	(45.6)	(80.9)
Balance at 31 December 2007	**41.9**	**351.2**	**54.5**	**313.9**	**761.5**
Depreciation rate[5]	2-4 %	10-33 %	15-33 %	10-20 %	
Useful life	50 yrs	10 yrs	7 yrs	5-10 yrs	
Carrying amounts					
1 January 2006	198.9	195.9	35.3	154.0	584.1
31 December 2006	149.5	226.2	35.6	117.9	529.2
31 December 2007[4]	**137.4**	**220.2**	**34.7**	**80.1**	**472.4**
Finance leases carrying amounts (as included in total carrying amounts)					
1 January 2006	0.0	5.3	0.0	0.0	5.3
31 December 2006	0.0	0.0	0.0	0.0	0.0
31 December 2007	0.0	0.0	0.0	0.0	0.0

1) Exchange rates as of 31 December 2005 are used in calculating tangible assets of foreign subsidiaries.
2) Exchange rates as of 31 December 2006 are used in calculating tangible assets of foreign subsidiaries.
3) Exchange rates as of 31 December 2007 are used in calculating tangible assets of foreign subsidiaries.
4) Including land of NOK 19,6 million as of 31 December 2007
5) All depreciation plans are linear.
6) Not including depreciations from discontinued operations of NOK 4.2 million

Minimum lease payments under operational lease of offices	2007	2006
Not later than one year	39.6	39.1
Between one and five years	128.2	144.2
More than five years	98.4	102.1

Leasing equipment

The companies within the TOMRA group had 7,307 reverse vending machines leased to customers at the end of 2007. The table shows the minimum leasing income from today's lease portfolio. In addition to this income, TOMRA will receive income from materials handling, service contracts etc.

Minimum lease income from leasing equipment	2007	2006
Not later than one year	41.1	47.0
Between one and five years	84.1	98.2
More than five years	0.1	0.8

NOTE 8 cont.

PROPERTY, PLANT AND EQUIPMENT

TOMRA SYSTEMS ASA - NGAAP **Amounts in NOK million**	**Machinery & Fixtures**	**Vehicles**	**Total**
Cost			
Balance at 1 January 2005	85.0	1.3	86.3
Acquisitions	8.9	0.0	8.9
Disposals	0.0	(1.1)	(1.1)
Balance at 31 December 2005	**93.9**	**0.2**	**94.1**
Balance at 1 January 2006	93.9	0.2	94.1
Acquisitions	0.0	1.7	1.7
Disposals	12.7	0.0	12.7
Balance at 31 December 2006	**106.6**	**1.9**	**108.5**
Balance at 1 January 2007	106.6	1.9	108.5
Acquistions	8.2	0.6	8.8
Disposals	0.0	0.2	0.2
Balance at 31 December 2007	**114.8**	**2.3**	**117.1**
Depreciation and impairment losses			
Balance at 1 January 2005	67.0	0.5	67.5
Depreciation charge for the year	7.8	0.0	7.8
Disposals	0.0	(0.3)	(0.3)
Balance at 31 December 2005	**74.8**	**0.2**	**75.0**
Balance at 1 January 2006	74.8	0.2	75.0
Depreciation charge for the year	9.7	0.1	9.8
Disposals	0.0	0.0	0.0
Balance at 31 December 2006	**84.5**	**0.3**	**84.8**
Balance at 1 January 2007	84.5	0.3	84.8
Depreciation charge for the year	12.7	0.4	13.1
Disposals	0.0	0.2	0.2
Balance at 31 December 2007	**97.2**	**0.5**	**97.7**
Depreciation rate[1]	10-33 %	15-33 %	
Useful life	10 yrs	7 yrs	
Carrying amounts			
1 January 2006	19.1	0.0	19.1
31 December 2006	22.1	1.6	23.7
31 December 2007	**17.6**	**1.8**	**19.4**

1) All depreciation plans are linear.

Minimum lease payments under operational lease of offices	**2007**	**2006**
Not later than one year	10.6	10.4
Between one and five years	33.0	34.4
More than five years	54.6	64.0

GROUP - IFRS

Amounts in NOK million	Goodwill	Development costs	Patents	Other	Total
Cost					
Balance at 1 January 2005	719.3	80.4	10.0	38.5	848.2
Acquisitions through business combinations	101.0	1.8	0.0	0.0	102.8
Other acquisitions -internally developed	0.0	35.8	0.0	3.3	39.1
Disposals	(190.8)	0.0	0.0	0.0	(190.8)
Effect of movements in foreign exchange[4]	51.2	0.0	0.0	3.1	54.3
Balance at 31 December 2005	**680.7**	**118.0**	**10.0**	**44.9**	**853.6**
Balance at 1 January 2006	680.7	118.0	10.0	44.9	853.6
Acquisitions through business combinations	124.6	0.0	4.8	0.0	129.4
Other acquisitions -internally developed	0.0	29.1	0.0	18.6	47.7
Disposals	0.0	0.0	0.0	0.0	0.0
Effect of movements in foreign exchange[5]	(29.5)	0.5	0.0	(2.5)	(31.5)
Balance at 31 December 2006	**775.8**	**147.6**	**14.8**	**61.0**	**999.2**
Balance at 1 January 2007	775.8	147.6	14.8	61.0	999.2
Acquisitions through business combinations	0.0	0.0	0.0	0.0	0.0
Other acquisitions -internally developed	0.0	12.1	2.0	10.1	24.2
Disposals [3]	(31.3)	0.0	0.0	0.0	(31.3)
Effect of movements in foreign exchange[6]	(26.7)	0.0	0.0	(5.1)	(31.8)
Balance at 31 December 2007	**717.8**	**159.7**	**16.8**	**66.0**	**960.3**
Depreciation and impairment losses					
Balance at 1 January 2005	184.0	21.3	0.5	21.8	227.6
Depreciation charge for the year	0.0	13.8	1.0	2.9	17.7
Impairment losses[1]	10.2	16.0	0.0	11.0	37.2
Disposals	(30.6)	0.0	0.0	0.0	(30.6)
Effect of movements in foreign exchange[4]	16.3	0.0	0.0	2.8	19.1
Balance at 31 December 2005	**179.9**	**51.1**	**1.5**	**38.5**	**271.0**
Balance at 1 January 2006	179.9	51.1	1.5	38.5	271.0
Depreciation charge for the year	0.0	24.1	1.5	3.7	29.3
Impairment losses[1]	0.0	11.2	0.0	0.0	11.2
Disposals	0.0	0.0	0.0	0.0	0.0
Effect of movements in foreign exchange[5]	(23.5)	0.3	0.0	(1.9)	(25.1)
Balance at 31 December 2006	**156.4**	**86.7**	**3.0**	**40.3**	**286.4**
Balance at 1 January 2007	156.4	86.7	3.0	40.3	286.4
Depreciation charge for the year	0.0	20.0	1.7	4.0	25.7
Impairment losses[1]	5.0	1.9	0.0	0.0	6.9
Disposals	0.0	0.0	0.0	(0.9)	(0.9)
Effect of movements in foreign exchange[6]	(9.5)	0.2	0.0	2.5	(6.8)
Balance at 31 December 2007	**151.9**	**108.8**	**4.7**	**45.9**	**311.3**
Depreciation rate[2]	0 %	14-33 %	10 %	5-33 %	
Useful life	Indefinite	3-7 yrs	10 yrs	3-20 yrs	
Carrying amounts					
1 January 2006	500.8	66.9	8.5	6.4	582.6
31 December 2006	619.4	60.9	11.8	20.7	712.8
31 December 2007	**565.9**	**50.9**	**12.1**	**20.1**	**649.0**

1) Impairment losses are specified as a separate line item in the Income Statement. The impairment losses consist of R&D projects that are no longer in production, and do not give inflow to the Group anymore. For impairment loss on Goodwill see below.
2) All depreciation plans are linear.
3) The disposal of goodwill is reduction of earn-out for the aquisition of Commodas
4) Exchange rate as of 31 December 2005 are used in calculating intangible assets of foreign subsidiaries.
5) Exchange rate as of 31 December 2006 are used in calculating intangible assets of foreign subsidiaries.
6) Exchange rate as of 31 December 2007 are used in calculating intangible assets of foreign subsidiaries.

Specification of goodwill impairment losses	2007	2006	2005
Tomra Switzerland (included in BU Central Europe)	-	-	10.2
Presona (included in Orwak Group)	5.0	-	-
Total impairment losses recognized	**5.0**	**0.0**	**10.2**

In addition NOK 80 million was written down in 2005, related to BU South America, see also note 23

Impairment tests for cash-generating units containing goodwill
The following units have significant carrying amounts of goodwill:

Amounts in NOK million	2007	2006
US West	110.8	124.4
Nordic	16.4	17.4
Central Europe	64.9	66.2
Titech Visionsort	281.7	313.1
Orwak Group[1]	92.0	98.4
Total	565.8	619.4

1) Including NOK 20 million of goodwill in Presona AB (2006: NOK 25 milllion).

The recoverable amount of the cash-generating units is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and the five-year business plan including a residual value. A growth rate is not used on the predicted cash flows. A pre-tax discount rate of 10.1 percent has been used in discounting the projected cash flows, based upon a 10 year risk free interest rate of 4.7 + 5.4 in risk premium.
An impairment loss of NOK 5 million was recognized for the goodwill of Presona AB in 2007. The remaining recoverable amounts exceed the carrying amounts and no additional impairment loss needs to be recognized, as budgets and forecasts for the coming years support the remaining carrying amounts. Reference is also made to the Board of Directors report for further description.

Neither an increase of the interest rate of 2.5 percent points, nor a reduction of forecasted cashflows of 20 percent, will trigger a writedown of goodwill, except for Presona AB.

Research and development expenditure
Research and development expenditure of NOK 156.9 million has been recognzed as an expense (2006: NOK 131.9 million) and NOK 12.1 million is capitalized (2006: NOK 29.1 million).

NOTE 10 TAXES

Tomra Systems ASA NGAAP 2007	2006	2005	Amounts in NOK milion	Group IFRS 2007		2006		2005	
			TAX BASIS						
296.2	278.1	(93.7)	Profit before taxes						
(202.5)	(30.8)	-	Dividend from subsidiaries						
(1.9)	(33.2)	39.0	Permanent differences						
21.8	(87.2)	54.7	Change in temporary differences						
113.6	**126.9**	**0.0**	**Basis for taxes payable**						
			TAXES						
31.8	35.5	-	Taxes payable	129.9		176.7		62.5	
1.3	0.6	-	Over accrued tax last year	-		-		-	
(6.1)	24.5	(15.3)	Net change in deferred taxes	20.7		39.6		(7.3)	
27.0	**60.6**	**(15.3)**	**Tax expense**	**150.6**		**216.3**		**55.2**	
			Effective tax rate						
			Taxes based upon actual tax rates	140.5	31.8 %	202.4	30.9 %	57.6	39.0 %
			Taxes on equity settled transactions	-	0.0 %	31.8	4.8 %	(2.8)	-1.9 %
			Tax effect from permanent differences	10.1	2.3 %	(17.9)	-2.7 %	0.4	0.3 %
			Actual tax expense	**150.6**	**34.0 %**	**216.3**	**33.0 %**	**55.2**	**37.4 %**

Deferred tax represents the net change in deferred tax assets and liabilities through changes in timing differences and loss carried forward. Deferred tax assets and liabilities are presented net of their respective tax effect using tax rate of the applicable jurisdiction applied to amounts which represent future tax deductions or taxes payable and consist of the following as of 31 December.

Tomra Systems ASA NGAAP 2007	2006	Amounts in NOK million	Group IFRS 2007	2006
		DEFERRED TAX ASSETS		
0.3	0.3	Inventory	34.9	39.5
11.9	(0.4)	Other current assets	13.0	3.6
20.7	15.6	Intangible non-current assets	6.3	(9.9)
1.1	(0.1)	Tangible non-current assets	3.0	(26.8)
(22.9)	(10.2)	Financial non-current assets	(23.0)	(7.8)
7.1	3.9	Provisions	8.2	5.4
5.1	5.1	Other current liabilities	8.5	14.7
(0.8)	2.2	Pension reserves	(0.8)	2.2
-	-	Loss carried forward	2.7	42.1
22.5	**16.4**	**Total tax advantage**	**52.8**	**63.0**
		DEFERRED TAX LIABILITIES		
		Inventory	(2.0)	-
		Other current assets	17.0	2.6
		Intangible non-current assets	25.6	3.4
		Tangible non-current assets	5.4	13.8
		Provisions	(9.8)	-
		Loss carried forward	(5.9)	-
		Total deferred tax liabilities	**30.3**	**19.8**

Negative and positive timing differences, which reverse or may reverse in the same period, are offset. Deferred taxes are calculated on the basis of timing differences and losses carried forward which are offset. Timing differences between different subsidiaries have not been offset. During the period that these differences reverse, the companies will have a taxable net income that is sufficient to realize the deferred tax allowance. The loss carried forward is all in countries where we have taxable profit in 2007, and expect taxable profit in the future as well. All loss carried forward is due after 2010.

There has not been any material effects in either deferred tax or tax expenses for the year, related to changes in tax rates in the jurisdictions TOMRA operates.

NOTE 11 OTHER CURRENT LIABILITIES

Tomra Systems ASA NGAAP 2007	2006	Amounts in NOK million	Group IFRS 2007	2006
17.7	14.8	Tax deductions, social security tax, holiday pay	142.1	130.5
48.7	6.9	Advances from customers	122.2	70.9
69.9	65.8	Dividend accruals	-	-
53.8	54.2	Non interest-bearing debt[1)]	120.7	167.8
190.1	**141.7**	**Total other current liabilities**	**385.0**	**369.2**

1) Non interest-bearing debt includes forward contracts of NOK 1.9 million.

NOTE 12 PROVISIONS

TOMRA SYSTEMS ASA - NGAAP

Amounts in NOK million	Warranty	Other	Total
Balance at 1 January 2007	9.8	4.1	13.9
Provisions made during the year	25.9	-	25.9
Provisions used during the year	(8.8)	(0.8)	(9.6)
Provisions reversed during the year	(3.9)	(1.0)	(4.9)
Balance at 31 December 2007	**23.0**	**2.3**	**25.3**

GROUP - IFRS

Amounts in NOK million	Warranty	Other	Total
Balance at 1 January 2007	111.9	6.7	118.6
Provisions made during the year	75.4	-	75.4
Provisions used during the year	(92.3)	(2.6)	(94.9)
Provisions reversed during the year	(6.3)	(1.0)	(7.3)
Balance at 31 December 2007	**88.7**	**3.1**	**91.8**

Warranty provisions relate to accruals for service-expenses assumed to occur during the period sold machines are covered by warranties given to the customer. Other provisions comprise of other provisions for contractual obligations with business partners, accrued social security taxes related to vested, not exercised share options and provisions for known claims covered by Tomra in connection to the sale of its Brazilian operations in 2005.

Amounts in NOK, if not stated otherwise

Identification of related parties
The Group has a related party relationship with its subsidiaries and associates (see disclosure note 14 and 15) and with its directors and executive officers. All transactions with related parties are based on arms length principles.

The tables below show all benefits that were received by board members and group management for the stated years.

2007 Board members	Share-holding[1]	Board fees[4]	Committee fees[5]	Options vested[6]	Salary[7]	Other benefits[10]	Other fees[11]
Jan Chr. Opsahl (Chairman)	90,000	680,000	30,000				
Jørgen Randers (Board member)	32,100	365,000	35,000				
Hanne de Mora (Board member)	6,000	365,000	30,000				
Rune Bjerke (Board member)		365,000	30,000				
Grete Aasved (Board member)		365,000					
Hege Marie Norheim (Board member)	1,000						
Jo Lunder (Board member)[12]							
Svein Jacobsen (Audit Comittee)			35,000				
Halvor Loken (Nomination Comittee)			35,000				200,000
Tom Knoff (Nomination Comittee)			30,000				
Klaus Næro (Employee representative)	3,112	210,000		3,600	409,882	7,006	
Karen Michelet (Employee representative)	2,020	210,000		960	396,762	11,967	
Marit Christensen (Employee representative)				3,600	522,474	7,554	

2007 Group Management	Share-holding[1]	Loan[3]	Salary[7]	Variable salary[8]	Pension premiums[9]	Other benefits[10]
Amund Skarholt (CEO)[2]	30,000		3,240,000	1,560,000	324,000	156,565
Gregory Knoll (President, BU North America)			USD 393,000	USD 210,000	-	USD 16,309
Espen Gundersen (CFO)	10,000		1,860,000	900,000	427,011	228,286
Harald Henriksen (SVP Technology)		1,400,000	1,550,000	684,000	386,612	301,046
Håkan Erngren (VP, Tomra Nordic)			SEK 1,680,000	SEK 650,000	SEK 348,484	SEK 189,319
Heiner Bevers (MD, Tomra Germany)	2,000		EUR 242,000	EUR 118,000	EUR 4,447	EUR 6,528
Rune Marthinussen (MD, TiTech Visionsort)	10,000		1,550,000	732,000	331,021	151,689
Trond Johannessen (SVP Business Development)	15,000	500,000	1,550,000	750,000	210,331	203,062
Fredrik Witte (CFO, BU North America)	1,100		USD 204,712	USD 84,500	194,044	62,536
Ton Klumper (VP, Tomra Western and Eastern Europe)			EUR 138,000	-	EUR 45,173	EUR 21,212

2006 Board members	Share-holding[1]	Board fees[4]	Committee fees[5]	Options vested[6]	Salary[7]	Other Benefits[10]	Other Fees[11]
Jan Chr. Opsahl (Chairman)	90,000	650,000	25,000				
Jørgen Randers (Board member)	32,100	350,000	25,000				
Hanne de Mora (Board member)	6,000	350,000	25,000				
Rune Bjerke (Board member)		350,000	25,000				
Grethe Aasved (Board member)		175,000					
Svein Jacobsen (Audit Comittee)		175,000	25,000				
Halvor Loken (Nomination Comittee)			25,000				30,000
Tom Knoff (Nomination Comittee)			25,000				
Klaus Næro (Employee representative)	3,112	200,000		3,600	364,898	6,676	
Karen Michelet (Employee representative)	2,040	200,000		960	351,696	45,304	

2006 Group Management	Share-holding[1]	Loan[3]	Salary[7]	Variable salary[8]	Option gain	Pension premiums[9]	Other benefits[10]
Amund Skarholt (CEO)[2]			3,058,083	1,125,000	-	312,000	126,525
Gregory Knoll (President, BU North America)			USD 380,000	USD 200,000	4,318,150	-	USD 11,400
Espen Gundersen (CFO)			1,800,000	900,000	2,777,000	413,951	232,007
Harald Henriksen (SVP Technology)		1,400,000	1,368,000	500,000	3,059,450	287,427	114,736
Håkan Erngren (VP, Tomra Nordic)			SEK 1,300,000	SEK 650,000	833,100	SEK 342,396	SEK 99,400
Heiner Bevers (MD, Tomra Germany)	2,000		EUR 234,000	EUR 110,000	1,610,300	EUR 4,480	EUR 20,801
Rune Marthinussen (MD, TiTech Visionsort)			1,464,000	560,000	833,100	411,298	147,549
Trond Johannessen (SVP Business Development)	2,000	500,000	1,500,000	500,000	1,388,500	221,515	164,570
Fredrik Witte (CFO, BU North America)	1,100		USD 190,000	USD 70,000	1,847,982	293,771	USD 11,112

Before 2006 TOMRA had option programs for employees and managers. For further details about the option progams, see disclosure note 19. Harald Henriksen (SVP Technology) was the only member of the Group managment who was in possession of options in 2007; 30,000 options from the 2005-2007 plan, which were not exercised in 2007.

Loan to employees as of 31 December amount to NOK 3.1 million (2006: NOK 3.3 million) for the parent company and NOK 3.1 million (2006: NOK 3.8 million) for the group.

1) Shareholding
The column shows number of shares owned by the Board members, officers and companies controlled by them and their families.

2) Remuneration CEO
Amund Skarholt can in 2007 earn a variable salary up to 50% of his fixed salary, based upon the Group's performance. He also participates in the Long Term Incentive Plan (see below). The CEO is entitled to 12 months salary as severance pay, in the case of dismissal.

3) Loans to management
Loans in NOK as of 31 December 2006 and 31 December 2007. The loans are secured by mortgage in real estate and are interest and installment free.

4) Board fees
The column comprises Board member fees paid out in the year for the previous year.

5) Committee fees
The column comprises the fees related to participation in the Audit, Compensation, and Nomination Committes paid out in the year for the previous year.

6) Options vested
Employee representatives' vested, but not exercised options as of year-end.

7) Salary
The column comprises ordinary salary received in the year.

8) Variable salary
The column comprises bonus to Group Management members received in the beginning of the year, based upon the previous years performance. The amounts do not include payments from the LTIP-program, described below.

9) Pension premiums
The Group Management members participate in pension plans as other employees in the jurisdiction they are employed. The CEO was not included in the defined benefit plan, but received instead a fixed compensation. For further description of the pension plan, see disclosure note 16.

NOTE 13 RELATED PARTIES
cont.

10) Other benefits
The column comprises the value of other benefits received by the Group Management members during the year, including value of interest-free loans, car allowance, health insurance etc.

11) Other fees
Other fees received by Board and Comittee members consist of NOK 200,000 in compensation for recruiting new board members in 2007, and NOK 30,000 for other HR related services in 2006.

12) Shareholding Board member
Board member Jo Lunder holds the position of President in Ferd Industrial Holding, which had a holding of 2,900,000 shares in TOMRA at 31 December 2007.

Extract from principles for remuneration of Group Management
Salary should include both a fixed and a variable part. The variable salary may amount to a maximum of 55% of the fixed salary. Fringe benefits should be moderate and only account for a limited part of the remuneration package. There should be no special pension plans for Group Management members. In 2006 the option program in TOMRA was replaced by a long term incentive plan for Group Management members (see below). The entire principles for remuneration of Group Management are found under the Corporate Governance section of the annual report.

Long Term Incentive Plans (LTIP)
At the end of 2005 TOMRA established a long term cash-based incentive plan, where managers receive bonus based upon yearly growth in the Group's and local unit's profit and performance. The bonus for each year is placed in an interestbearing account in a virtual bonus bank, from which individual holdings will be paid over a period of three years. If a manager resigns, his or her remaining holding is lost. For 2008, the maximum bonus each Group manager can earn is capped at NOK 3,198,000.

	Balance 31.12.2007	Earned 2007	Paid out 2007	Balance 31.12.2006
Amund Skarholt (CEO)	3,420 574	2,104,574	658,000	1,974,000
Gregory Knoll (President, BU North America)	USD 597,769	USD 387,381	USD 105,194	USD 315,582
Espen Gundersen (CFO)	3,420,574	2,104,574	658,000	1,974,000
Harald Henriksen (SVP Technology)	3,420,574	2,104,574	658,000	1,974,000
Håkan Erngren (VP, Tomra Nordic)	SEK 3,928,054	SEK 2,483,805	SEK 722,125	SEK 2,166,374
Heiner Bevers (MD, Tomra Germany)	EUR 423,843	EUR 264,096	EUR 79,874	EUR 239,621
Rune Marthinussen (MD, TiTech Visionsort)	2,762,574	2,104,574	329,000	987,000
Trond Johannessen (SVP Business Development)	3,420,574	2,104,574	658,000	1,974,000
Fredrik Witte (CFO, BU North America)	USD 298,885	USD 193,691	USD 52,597	USD 157,791
Ton Klumper (VP, Tomra Western and Eastern Europe)	EUR 64,123	EUR 64,123	-	-

The collective compensation for key management personnel is as follows (17 managers in 2007, 16 in 2006 and 20 in 2005):

Amounts in NOK million	2007	2006	2005
Short-term employee benefits	35.9	27.1	26.5
Post-employment benefits	2.6	2.3	4.6
Termination benefits	-	-	12.5
Share-based payment*	-	-	5.2
Total	**38.5**	**29.5**	**48.8**

*Share-based payment equals cost charged as an expense in accordance with IFRS2.

Total remuneration is included in "employee benefit expenses" (see disclosure note 3).

Transactions with subsidiaries
Transactions between the Group companies, which are related parties, have been eliminated in the consolidation and are not disclosed in this note.

Auditors' fees

	2007		2006		2005	
Amounts in NOK million	**Parent**	**Group**	**Parent**	**Group**	**Parent**	**Group**
Statutory audit	1.0	6.1	1.1	6.0	0.6	4.4
Other attestation services	-	0.1	-	-	0.1	0.4
Tax consulting	-	1.7	-	1.0	-	1.5
Other services	0.1	0.5	0.2	0.1	0.5	0.6
Total	**1.1**	**8.4**	**1.3**	**7.1**	**1.2**	**6.9**

Statutory audit fees to KPMG for the Group are NOK 4.9 million, and fees to other auditors are NOK 1.2 million.

NOTE 14 SHARES AND INVESTMENTS

TOMRA SYSTEMS ASA - NGAAP

Amounts in NOK million	Country	Year of acquisition	Vote and owner share	Book value
Tomra North America Inc	USA	1992	100.0 %	1,166.2
Tomra Systems Inc	Canada	1988	100.0 %	42.5
Tomra Europe AS	Norway	1998	100.0 %	10.0
Tomra Production AS	Norway	1998	100.0 %	15.0
Tomra Canada Inc	Canada	2000	100.0 %	37.3
Tomra Japan Asia Pacific KK	Japan	2000	100.0 %	0.0
Orwak Group AB	Sweden	2005	100.0 %	110.6
TiTech Visionsort AS	Norway	2004	100.0 %	208.2
Tomra Systems Ltd.	United Kingdom	2006	100.0 %	2.3
Total shares in subsidiaries				**1,592,1**

A long term loan to the subsidiary Tomra North America Inc of NOK 374 million/USD 54 million, is treated as part of net investments in the consolidated amounts. In the parent company it is booked at cost and reported under loans to subsidiaries.

Tomra South America SA was sold in 2005 at a loss of NOK 136.8 million to the parent company. For effect on the consolidated figures, please see note 23.

Tomra Systems OY was liquidated in 2005. The liquidation gave a positive effect of NOK 11.5 million to the parent company. The effect on the consolidated figures was zero.

On 30 November 2006, the Group sold its subsidiary Tomra AG. Tomra AG is included in the P/L with revenues of NOK 3.5 million and a loss before tax of NOK 3.6 million in 2006.

Tomra AG was in 2006 sold at a price equal to the book value of NOK 6.7 million.

NOTE 15 INVESTMENTS IN ASSOCIATES

GROUP - IFRS

Amounts in NOK million	Ultra-PET	Tomra s.r.o.	Tomra Baltic	Total
Book value 31 December 2006	40.3	-	0.3	40.6
Profit 2007	-	1.5	0.4	1.9
Dividends and equity infusions	-	(1.4)	-	(1.4)
Currency translation difference	(5.4)	(0.1)	-	(5.5)
Book value 31 December 2007	**34.9**	**0.0**	**0.7**	**35.6**
Equity at date of acquisition	41.0	0.0	0.0	
Country	USA	Czech Republic	Estonia	
Year of acquisition	1999	1998	2005	
Vote and share ownership	49%	40%	40%	

Summary financial information for associates on 100% basis:

2007				Total
Assets	51.5	9.5	9.3	70.3
Liabilities	31.8	3.3	7.4	42.5
Equity	19.7	6.1	1.8	27.6
Revenues	157.9	16.2	20.8	194.9
Profit/(loss)	0.0	4.6	1.6	6.2

2006				Total
Assets	59.5	7.0	3.9	70.4
Liabilities	36.7	1.8	3.2	41.7
Equity	22.8	5.2	0.8	28.8
Revenues	168.5	17.4	5.8	191.7
Profit/(loss)	0.0	3.8	0.3	4.1

NOTE 16 PENSION AND PENSION OBLIGATIONS

Tomra Systems ASA NGAAP				Group IFRS		
2007	2006	2005	**Amounts in NOK million**	**2007**	2006	2005
			EXPENSE RECOGNIZED IN THE INCOME STATEMENT			
13.3	12.5	11.8	Current service cost	13.3	12.5	11.8
5.3	5.9	5.6	Interest cost of pension obligations	5.3	5.9	5.6
(4.7)	(6.3)	(5.5)	Expected return on plan assets	(4.7)	(6.3)	(5.5)
(7.1)	-	-	Effect from closed plan	(7.1)	-	-
2.4	0.8	0.5	Actuarial gains and losses	2.4	0.8	0.5
1.1	1.8	1.8	Social security tax included in pension cost	1.1	1.8	1.8
10.3	**14.7**	**14.2**	**Net pension costs**	**10.3**	**14.7**	**14.2**
			FINANCIAL STATUS AS OF 31 DECEMBER			
127.6	136.4	128.2	Present value of funded pension obligations	127.6	136.4	128.2
(106.0)	(93.3)	(100.1)	Fair value of plan assets	(106.0)	(93.3)	(100.1)
(24.1)	(36.4)	(15.6)	Unrecognized actuarial gains & losses	(24.1)	(36.4)	(15.6)
(0.4)	1.0	1.7	Social security tax obligation	(0.4)	1.0	1.7
(2.9)	**7.7**	**14.2**	**Pension liability**	**(2.9)**	**7.7**	**14.2**
			BASIS FOR CALCULATION			
4.70%	4.35%	4.70%	Discount rate	4.70%	4.35%	4.70%
4.50%	4.50%	3.00%	Expected wage increase	4.50%	4.50%	3.00%
4.25%	4.25%	3.00%	Expected increase of base amount	4.25%	4.25%	3.00%
5.75%	5.45%	5.70%	Expected return on plan assets 31 December	5.75%	5.45%	5.70%
			MOVEMENTS IN THE NET LIABILITY FOR DEFINED BENEFIT OBLIGATIONS AS RECOGNIZED IN THE BALANCE SHEET			
7.7	14.2	20.5	Net liability at 1 January	7.7	14.2	20.5
(20.9)	(21.2)	(20.5)	Contributions received	(20.9)	(21.2)	(20.5)
10.3	14.7	14.2	Expense recognized in the Income Statement (*)	10.3	14.7	14.2
(2.9)	**7.7**	**14.2**	**Net liability at 31 December**	**(2.9)**	**7.7**	**14.2**
			(*) The expense is recognized in the following line item in the income statement			
8.9	14.7	14.2	Employee benefits expenses	8.9	14.7	14.2

GROUP - IFRS

All employees in Norway have until the end of 2006 been covered by a collective pension plan, where the insured pension plans covered all employees in Norway in permanent positions with at least 50 percent of full time employment and below an age of 57 years at the employment date. The pension plan was structured as a retirement net agreement in that it guaranteed a supplement to the State benefits. There has not been any agreements for compensation of reductions in State benefits. The plan gives right to defined future benefits (defined benefit plan). The benefit is mainly dependent upon years within the plan, salary at date of retirement and compensation from the State. The obligations are covered through Storebrand insurance company. The plan should ensure that the employees would get a pension of about 65% of salary, if they had full contribution time, limited upwards to 12G.

In 2007, TOMRA established a defined contribution plan, where TOMRA contributes with 5% of salary between 1 and 6G and 8% of salary between 6 and 12G. The old defined benefit plan for salary up to 12G was at the same time closed for new members, so all new employees from january 2007 are members of the recently established defined contribution plan instead.

Employees that were members of the defined benefit plan, could choose if they wanted to stay in this plan or join the new defined benefit plan. Employees that chose to change pension plan got a paid up policy for the benefit they had earned under the old plan. In total 65 employees chose to change pension plan.

In addition TOMRA had a separate pension plan for benefits over 12G, with the same coverage as the plan up to 12G. Until the end of 2006 the pension premium for such plans was not taxable for the receiver, but it would be taxable when the pension was paid out. The pension premium was not tax deductible for the company.

Due to changes in the tax regulations the pension premium paid is taxable from 1 January 2007 for the employee, while only the return of the pension is taxable when it is paid out. The pension premium is also tax deductible for the company.

To eliminate the effect of the changes in tax regulation for employees, the pension plan was adjusted to keep the benefit after tax unchanged for the employee. This is done by adjusting the pension premium down to a level where the employee will get the same benefit after tax as under the former pension plan. In addition TOMRA compensates the employees tax on the pension premium.

The pension plans have been treated for accounting purposes in accordance with IAS 19. The parent company's plan, which also covers employees in Tomra Butikksystemer AS, Tomra Production AS, Titech Visionsort AS and Q-vision AS, includes 261 employees and 10 retirees at year-end 2007.

Actual return on plan assets was NOK 7.5 million in 2006.

The table above shows total pension cost for the parent company and the Group's defined benefit plans, and total pension obligations at 31 December for the parent company and the Group's defined benefit plans and defined contribution plans. Net pension obligations at 31 December 2007 are split between net pension assets for the defined benefit plans of NOK 3.1 million, and net pension obligations for the defined contribution plans of NOK 0.2 million.

Total pension cost in note 4 of NOK 11.1 million for the parent company includes pension cost from the defined benefit plans of NOK 7.5 million, and pension cost from the defined contribution plans of NOK 3.6 million. (2006: NOK 14.7 million for the defined benefit plans and NOK 0.0 million for the defined contribution plans).

Total pension cost in note 4 of NOK 26.2 million for the Group includes pension cost from the defined benefit plans of NOK 7.5 million, and pension cost from the defined contribution plans of NOK 18.7 million. (2006: NOK 14.7 million for the defined benefit plans and NOK 9.1 million for the defined contribution plans).

NOTE 16 cont. PENSION AND PENSION OBLIGATIONS

SENSITIVITY ANALYSIS

The sensitivity analysis below shows how changes in the basis for calculation will affect the numbers.

Basis for calculation						
Discount rate	4.70%	4.35%	5.20%	4.20%	4.70%	4.70%
Expected wage increase	4.50%	4.50%	4.50%	4.50%	5.00%	4.00%
Expected increase of base amount	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%
Expected pension regulation	2.00%	1.60%	2.00%	2.00%	2.00%	2.00%
Interest	2.65%	2.71%	3.14%	2.16%	2.65%	2.65%
Expected return on plan assets	5.75%	5.45%	5.75%	5.75%	5.75%	5.75%

Results Amounts in NOK million						
Service costs	12.4	12.9	10.9	14.1	14.1	10.8
Accumulated benefit obligation	81.4	83.1	73.8	90.0	81.4	81.4
Present benefit obligation	127.6	131.9	114.1	143.3	139.0	117.1
Total benefit obligation	320.6	337.9	279.6	369.2	367.1	278.1
Plan assets	106.0	106.0	106.0	106.0	106.0	106.0

TOMRA SYSTEMS ASA - NGAAP

From 1 January 2006 Tomra Systems ASA is obliged to have a pension plan for its employees, and our pension plan meets this requirement.

TOMRA has in accordance with NRS 6A.3 used the option to convert to IAS 19 for its pensions. The change has been implemented with effect from 1 January 2004, and unrecognized actuarial gains and losses are reset.

The conversion has no effect on the consolidated figures. The effect on the Tomra Systems ASA amounts is explained below.

2004
No changes in the P/L between pension costs according to NRS 6 and IAS 19.

2005
The effect of the change in accounting principle for 2005 is shown below with the effect allocated to the affected accounting lines.

2005 NRS 6	Effect	2005 IAS 19	
143.5	(2.8)	140.7	Employee benefits expensed
(16.1)	0.8	(15.3)	Taxes
(80.4)	**2.0**	**(78.4)**	**Net Profit**
25.6	15.3	40.9	Deferred tax assets
40.5	(40.5)	-	Pensions
2,811.6	**(25.2)**	**2,786.4**	**Total assets**
818.6	(39.4)	779.2	Retained earnings
-	14.2	14.2	Pension liabilities
2,811.6	**25.2**	**2,786.4**	**Total liabilities and equity**

NOTE 17 CASH AND CASH EQUIVALENTS

Tomra Systems ASA NGAAP 2007	2006	Amounts in NOK million	GROUP IFRS 2007	2006
116.4	209.2	Cash and cash equivalents	190.8	286.4
116.4	**209.2**	Cash and cash equivalents in the statement of cash flows[1]	**190.8**	**286.4**

1) Includes restricted bank deposits totaling NOK 9.3 million for the Parent company and NOK 10.5 million for the Group.

Tomra Systems ASA and its fully owned subsidiaries participate in an international multi-currency cash-pool, operated by DnB. All the subsidiaries deposit to and withdraw from the pool through the cash-pool agreement as an Intra-Group receivable/payable towards Tomra Systems ASA, and the transactions are classified as such in the financial statement.

NOTE 18 FINANCIAL INSTRUMENTS

The responsibility for financing, cash management and financial risk management is centralized and handled by the Finance Department of Tomra Systems ASA.

Credit risk
Historically the Group has limited bad debt on receivables. The Group has established sufficient routines for credit checks on clients and credit risk is not considered to be significant on outstanding receivables as of 31 December 2007. However, TOMRA's customers comprise both the largest retail chains in the world, as well as large scrap material processors, where outstanding receivables globally can be significant. In a situation where one of these systems collapses, TOMRA might be exposed. Maximum exposed credit risk at year end equals total receivables in the balance sheet.

Interest rate risk
TOMRA's cash surplus is mainly placed in NOK with short duration. According to the adopted financing strategy, the duration of the portfolio should not exceed six months. Interest-bearing liabilities are mainly related to a revolving, bilateral five-year credit facility denominated in NOK and established in October 2006. Maximum facility amount is NOK 500,000,000 and interest is payable at a rate of NIBOR (Norwegian Interbank Offerede Rate) plus 27 basis points. The balance as of December 2007 is NOK 375,000,000. A change of 100 basis points in the interest rate, calculated on the loan amount as pr reporting date, increases/decreases the financial costs by NOK 3,750,000 on an annual basis. At year end the cash and cash equivalents had a duration of zero (mainly bank holdings), and the average duration on the credit facility was two months.

Liquidity risk
TOMRA is exposed to a limited liquidity risk, due to strong cash flows in addition to a solid balance which enables a higher gearing ratio if required.

Foreign currency risk
TOMRA is exposed to changes in NOK relative to other currencies. With 97 percent of its income in foreign currencies, a strengthening of the Norwegian crown will lead to reduced earnings for the Group, measured in NOK. The currencies giving rise to this risk are primarily EURO and U. S. Dollars.

The split of revenues and the balance sheet as of 31 December in currencies, is distributed as:

	Revenues 2007	2006	Balance sheet 2007	2006
USD	37%	34%	39%	54%
EURO	42%	51%	26%	22%
SEK	9%	7%	6%	8%
NOK	3%	3%	22%	12%
OTHER	9%	5%	7%	4%

The split of the balance sheet as of 31 December 2007 by currency is distributed between the balance lines as follows:

	USD	EURO	NOK	SEK	OTHER
Total intangible non-current assets	17.2 %	30.1 %	45.8 %	5.2 %	1.7 %
Total tangible non-current assets	62.7 %	4.9 %	19.0 %	3.5 %	9.9 %
Total financial non-current assets	92.7 %	6.4 %	0.2 %	0.0 %	0.7 %
Inventory	21.0 %	27.6 %	32.8 %	10.0 %	8.6 %
Total receivables	50.0 %	31.1 %	5.5 %	5.6 %	7.8 %
Cash and cash equivalents	13.2 %	54.2 %	0.0 %	10.3 %	22.3 %
Total assets	**39.1 %**	**26.1 %**	**21.5 %**	**5.9 %**	**7.4 %**
Total non-current liabilities	1.8 %	0.3 %	94.2 %	3.2 %	0.5 %
Total current liabilities	19.8 %	35.2 %	29.0 %	8.9 %	7.1 %
Total liabilities	**13.6 %**	**23.1 %**	**51.7 %**	**6.9 %**	**4.7 %**

A weakening/strengthening of the Norwegian crown of 10 percent will normally lead to a 15-25 percent strengthening/weakening in operating profit. Currency fluctuations will in addition affect the book value of assets and liabilities in TOMRA's foreign subsidiaries. A 10 percent weakening/strengthening in the value of the Norwegian crown would have increased/decreased equity by NOK 170 million as per balance 31 December 2007. (This analysis assumes all other variables remain constant.) Such changes in value will however not have a P/L impact as they are booked as translation differences against equity.

The following exchange rates were applied during the year[1]:

	Average rate (P/L rate)		Reporting date rate (Balance rate)	
	2007	2006	**2007**	2006
USD/NOK	5.861	6.414	5.411	6.255
EURO/NOK	8.018	8.047	7.961	8.238
SEK/NOK	0.867	0.870	0.846	0.911

1) Exchange rates distributed by the Norwegian Central Bank

The parent company has forward exchange contracts that economically hedge future cash flows. According to TOMRA's finance strategy economical hedging may be done for up to 12 months of expected cash flows. The forward exchange contracts that economically hedge future cash flows are stated at fair value of NOK 7.2 million at 31 December 2007 and recognized in receivables (fair value derivatives) at NOK 9.1 million and in other current liabilities at NOK 1.9 million in the balance sheet (31 December 2006: NOK 1.6 million as receivable). Changes in the fair value of these forward contracts are recognized in the income statement in 2007. The changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the cash flows in 2007, amount to NOK 12,8 million (see disclosure note 4).

Outstanding forward foreign exchange contracts, as of 31 December:

	2007			2006		
Amount forward (sold) / bought	**Currency (million)**	**Exch.rate**	**Due date**	**Currency (million)**	**Exch.rate**	**Due date**
EURO/NOK	(13.0)	7.961	2008	(40.0)	8.238	2007
USD/NOK	16.0	5.411	2008	5.0	6.225	2007
GBP/NOK	(6.7)	10.810	2008	(6.0)	12.268	2007
JPY/NOK	(1,140.0)	0.048	2008	(760.0)	0.053	2007
CAD/NOK	(7.8)	5.530	2008	(7.5)	5.391	2007
SEK/NOK	(72.0)	0.846	2008			

TOMRA has not entered into any commodity contracts as of 31 December 2007.

Hedge accounting under IAS39
Tomra Systems ASA has not applied hedge accounting in 2007 for the cash flow in accordance with IAS39. (In year 2006 Tomra Systems ASA applied hedge accounting in accordance with IAS39 for the cash flow from deliveries of machines and parts to its subsidiary Tomra Systems GmbH.)

Fair values

	2007		2006	
Amounts in NOK million	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Long term receivables	134.4	126.5	180.2	179.3
Receivables	732.8	732.8	813.9	813.9
Cash and cash equivalents	190.8	190.8	286.4	286.4
Forward exchange contracts	7.2	7.2	1.6	1.6
Finance lease liabilities	0.0	0.0	0.0	0.0
Unsecured bank facilities	(375.9)	(376.0)	(344.7)	(343.6)
Other interest-bearing liabilities	(41.4)	(41.4)	(35.4)	(36.5)
Payables	(241.5)	(241.5)	(257.0)	(256.9)
Total	**406.4**	**398.4**	**645.0**	**644.2**

Estimation of fair values
The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

Derivatives
Forward exchange contracts are either market to market using listed market prices or by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Interest-bearing loans and borrowings
Fair value is calculated based on discounted expected future principal and interest cash flows.

Receivables/payables
For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables/payables are discounted to determine the fair value.

Interest rates used for determining fair value	**2007**	**2006**
Loans and borrowings	6.0%	5.5%
Receivables/payables	5.0%	4.5%

NOTE 19 SHARE-BASED PAYMENTS

GROUP - IFRS

Share option plans for employees
TOMRA has previously had a share bonus program for all employees in fully owned TOMRA companies. Under the plan, all employees were granted up to 1,200 options each year with a strike price equal to the market price at the beginning of the respective year. Share options were granted under a service condition and a non-market performance condition in the form of entities achieving the agreed budget. The vesting period was one year. Vested options could be kept up to 5 years after vesting. No options have been granted under this plan since 2005.

Share option plans for management
TOMRA has also had a share bonus program for management where vesting conditions were tied to specific non-market performance targets (variable plans) in addition to service conditions. Vesting period was one year. Vested options could be exercised up to 2 years after vesting. The strike price was based upon the average closing price on the Oslo Stock Exchange the following three days after the options had been granted. The share bonus program included about 110 managers and key personnel in the Group, with an average of about 20,000 share options per manager each year. No options have been granted under this plan since 2005.

Exercise March 2007
In March 2007, 71,786 employee options and 131,500 management options were exercised. All options were settled with the use of treasury shares held by the company.

Exercise November 2007
In November 2007, 11,799 employee options and 8,000 management options were exercised. All options were settled with the use of treasury shares held by the company.

SHARE-BASED PAYMENTS

The terms and conditions of vested options still not expired:

Plan	Strike	Remaining number of options	Vested	Termination
2002-2007 Employees[1]	86.00	760,241	February 2003	February 2008
2003-2008 Employees[1]	45.10	340,766	February 2004	February 2009
2004-2009 Employees[1]	40.10	87,239	February 2005	February 2010
2005-2010 Employees[1]	33.30	239,536	February 2006	February 2011
2005-2007 Management[2]	27.73	103,000	February 2006	February 2008
Total		**1,530,782**		

1) Vesting conditions: One year of service and entity achieving the agreed budget. Contractual life of options: 5 Years.
2) Vesting conditions: One year of service and specific performance targets. Contractual life of options: 2 Years.

The number and weighted average exercise prices of share options for employees are as follows:

	2007		2006	
	Weighted average strike price	**Number of options**	**Weighted average strike price**	**Number of options**
Outstanding at the beginning of the period	71.10	1,719,226	60.02	4,208,699
Forfeited during the period	129.75	(207,859)	77.64	(936,339)
Exercised during the period	45.59	(83,585)	54.87	(1,553,134)
Granted during the period	n/a	-	n/a	-
Outstanding and exercisable at the end of the period	**64.59**	**1,427,782**	**71.10**	**1,719,226**

The options outstanding at 31 December 2007 have a strike price in the range of 33.30 to 86.00 and a weighted average remaining contractual life of 1 year.

The number and weighted average exercise prices of share options for management are as follows:

	2007		2006	
	Weighted average strike price	**Number of options**	**Weighted average strike price**	**Number of options**
Outstanding at the beginning of the period	28.60	242,500	29.42	2,954,900
Forfeited during the period	n/a	-	30.13	(28,000)
Exercised during the period	46.43	(139,500)	55.32	(2,684,400)
Granted during the period	n/a	-	n/a	-
Outstanding and exercisable at the end of the period	**27.73**	**103,000**	**28.60**	**242,500**

The options outstanding at 31 December 2007 have a strike price of 27.73 and a remaining contractual life of 0.2 years.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black & Scholes model. Expectations of early exercise are taken into account in the Black & Scholes model by reducing the contractual life of the option which is used as an input to this model. The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Share options are granted under a service condition and a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

Fair value of share options and assumptions:

Share options for employees	**2007**	2006	2005
Fair value at measurement date	n/a	n/a	10.15
Share price in NOK			33.30
Exercise price in NOK			33.30
Expected volatility (weighted average volatility used) in %			40%
Average option life (reduced for expectations of early exercise) in years[1]			2.25 yrs
Expected dividends in NOK			0.40
Risk-free interest rate (based on national government bonds) in %[2]			3.05%

1) Average option life for employees is based upon an assumption that 50% of all employees exercise at first opportunity, 25% at next and 25 % at last opportunity.
2) Interest is calculated based upon the average interest rate for the applicable period.

Share options for management	**2007**	2006	2005
Fair value at measurement date	n/a	n/a	6.47
Share price in NOK			27.73
Exercise price in NOK			27.73
Expected volatility (weighted average volatility used) in %			40%
Option life (reduced for expectations of early exercise) in years[1]			1.6 yrs
Expected dividends in NOK			0.40
Risk-free interest rate (based on national government bonds) in %[2]			2.37%

1) Average option life for managers is based upon an assumption that 40% of all managers exercise at first opportunity, and 60% at last opportunity.
2) Interest is calculated based upon the average interest rate for the applicable period.

Employee expenses in million NOK	**2007**	2006	2005
Share options granted in 2004	-	(1.0)	-
Share options granted in 2005	-	-	25.5
Total expense/(income) recognized as employee costs	**0.0**	**(1.0)**	**25.5**

TOMRA SYSTEMS - NGAAP

The share option program for employees in Tomra Systems ASA is identical to those for the rest of the Group, and has been calculated using the same principles under IFRS described above.

The number and weighted average exercise prices of share options for employees are as follows:

	2007		2006	
	Weighted average strike price	**Number of options**	**Weighted average strike price**	**Number of options**
Outstanding at the beginning of the period	59.60	283,815	57.87	466,196
Forfeited during the period	72.37	(11,880)	68.54	(97,964)
Exercised during the period	45.57	(12,600)	39.68	(84,417)
Granted during the period	n/a	-	n/a	-
Outstanding and exercisable at the end of the period	**60.13**	**259,335**	**59.60**	**283,815**

The options outstanding at 31 December 2007 have a strike price in the range of 33.30 to 86.00 and a weighted average remaining contractual life of 1.2 years. Total expense recognized as employee cost in 2007 is NOK zero.

The number and weighted average exercise prices of share options for management are as follows:

	2007		2006	
	Weighted average strike price	**Number of options**	**Weighted average strike price**	**Number of options**
Outstanding at the beginning of the period	28.68	223,500	29.47	1,498,100
Forfeited during the period	n/a	-	n/a	-
Exercised during the period	46.41	(135,500)	29.67	(1,274,600)
Granted during the period	n/a	-	n/a	-
Outstanding and exercisable at the end of the period	**27.73**	**88,000**	**28.68**	**223,500**

The options outstanding at 31 December 2007 have a strike price of 27.73 and a weighted contractual life of 0.2 years.
Total expense recognized as employee costs in 2007 is NOK zero.

NOTE 20 EQUITY

TOMRA SYSTEMS ASA - NGAAP

Amounts in NOK million	Share capital	Treasury shares	Share premium	Paid-in capital	Retained earnings	Total equity	Number of shares
Balance per 31 December 2005	**178.5**	**(4.5)**	**1,418.3**	**1,592.3**	**779.2**	**2,371.5**	**178,486,559**
Net profit					217.5	217.5	
Deleted shares	(4.8)	4.8				0.0	(4,844,695)
Share options exercised, ref. note 19					(33.6)	(33.6)	
Purchase of own shares		(9.8)		(9.8)	(412.0)	(421.8)	
Own shares sold to employees		0.2		0.2	6.2	6.4	
Received dividend on own shares					0.2	0.2	
Dividend to shareholders					(65.8)	(65.8)	
Balance per 31 December 2006	**173.6**	**(9.2)**	**1,418.3**	**1,582.7**	**491.7**	**2,074.4**	**173,641,864**
Net profit					269.2	269.2	
Deleted shares	(9.0)	9.0				0.0	(8,951,647)
Purchase of own shares		(9.2)		(9.2)	(399.1)	(408.3)	
Own shares sold to employees		0.2		0.2	6.9	7.1	
Received dividend on own shares					1.1	1.1	
Dividend to shareholders					(69.9)	(69.9)	
Balance per 31 December 2007	**164.7**	**(9.3)**	**1,418.3**	**1,573.7**	**299.9**	**1,873.6**	**164,690,217**

Shares par value is 1 NOK. Free equity at the end of 2007 equaled NOK 277.4 million.
Tomra Systems ASA has in 2007 purchased 9,233,000 own shares at an average price of NOK 44.22 per share.
At an extraordinary shareholders meeting on 19 December 2006, it was decided to amortize 8,951,647 treasury shares.
The amortization took place after the two months notification period expired in February 2007.
Total shareholding of treasury shares is 9,279,815 as of year end 2007.

GROUP - IFRS

Amounts in NOK million	Paid-in capital	Translation reserve	Retained earnings	Total majority equity	Minority interest	Total equity
Balance per 31 December 2005	**1,592.3**	**(32.8)**	**606.4**	**2,165.9**	**75.2**	**2,241.1**
Net profit			427.1	427.1	12.7	439.8
Changes in translation difference		(82.3)		(82.3)	(5.4)	(87.7)
Disposal of subsidiaries/dividend minorities					(16.7)	(16.7)
Share options exercised by employees[2]			(62.0)	(62.0)		(62.0)
Equity-settled transactions, net of tax			(1.0)	(1.0)		(1.0)
Purchase of own shares	(9.8)		(411.9)	(421.7)		(421.7)
Own shares sold to employees	0.2		6.2	6.4		6.4
Dividend to shareholders			(60.8)	(60.8)		(60.8)
Balance per 31 December 2006	**1,582.7**	**(115.1)**	**504.0**	**1,971.6**	**65.8**	**2,037.4**
Net profit			279.6	279.6	12.1	291.7
Changes in translation difference		(161.5)		(161.5)	(8.8)	(170.3)
Disposal of subsidiaries/dividend minorities					(12.8)	(12.8)
Purchase of own shares	(9.2)		(399.1)	(408.3)		(408.3)
Own shares sold to employees	0.2		6.9	7.1		7.1
Dividend to shareholders[1]			(64.7)	(64.7)		(64.7)
Balance per 31 December 2007	**1,573.7**	**(276.6)**	**326.7**	**1,623.8**	**56.3**	**1,680.1**

1) Dividend payment was NOK 0.40 per share in 2007, equal to the proposal in the 2006 financial statement.
2) The amount is presented net of taxes.

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the company.

Dividends
After the balance sheet date the following dividends were proposed by the directors:

Amounts in NOK million	2007	2006
NOK 0.45 per qualifying share (2006: NOK 0.40)	69.9	65.8

The dividend has not yet been provided for and there are no income taxes consequences.

Earnings per share	2007	2006
Average number of shares	166,182,158	176,602,511
Average number of shares, adjusted for own shares	159,773,955	171,922,994
Average number of shares, adjusted for own shares, fully diluted	159,868,886	172,240,795
Majority equity 31 December (MNOK)	1,623.8	1,971.6
Equity per share (NOK)	10.16	11.47
Net profit after minority interest (MNOK)	279.6	427.1
Earnings per share	1.76	2.48

At 31 December 2007 there were 1,188,246 options that are not "in the money" and therefore have no effect on earnings per share.

NOTE 21 SHAREHOLDERS

The amounts shown are based upon information from Verdipapirsentralen.
On nominee accounts, information regarding beneficial ownership has been collected and presented where possible.

	Registered at 31 December 2007	Number of shares	Ownership
1.	Orkla ASA	23,953,000	14.54%
2.	Folketrygdfondet	13,037,900	7.91%
3.	Taube, Hodson, Stonex Partners Ltd.	10,440,700	6.34%
4.	Tomra Systems ASA	9,279,815	5.63%
5.	New Jersey Division of Investment (Int'l)	3,500,000	2.12%
6.	Jupiter Asset Management Ltd.	3,491,800	2.12%
7.	Ferd	2,900,000	1.76%
8.	Impax Asset Management Ltd.	2,887,567	1.75%
9.	DnB NOR Kapitalforvaltning ASA	2,663,168	1.62%
10.	KLP Forsikring	2,300,000	1.40%
11.	Stavanger Fondsforvaltning A/S	2,300,000	1.40%
12.	Nordea Investment Management ASA	1,936,277	1.18%
13.	Swedbank Robur AB	1,890,551	1.15%
14.	Russel Investment Group (UK)	1,888,000	1.15%
15.	Nordea Investment Management AB (Sweden)	1,804,380	1.10%
16.	French Res Treaty CL	1,786,090	1.08%
17.	Odey Asset Managment LLP	1,523,950	0.93%
18.	Taj Holding AS	1,367,800	0.83%
19.	Bank Austria Creditanstalt AG	1,366,694	0.83%
20.	If P&C Insurance Company	1,352,000	0.82%
	Total	**91,669,692**	**55.66%**
	Other shareholders	73,020,525	44.34%
	Total (9,990 shareholders)	**164,690,217**	**100.00%**
	Shares owned by Norwegian shareholders	91,320,092	55.45%
	Shares owned by foreign shareholders	73,370,125	44.55%
	Total	**164,690,217**	**100.00%**

NOTE 22 ACQUISITIONS

There have not been any acquisitions in 2007, only an adjustment to the earn-out for Commodas shown below.

Commodas Mining GmbH
On 1 July 2006, TOMRA's subsidiary Titech Visionsort AS acquired 100 percent of the shares of Commodas Mining GmbH. The purchase price was estimated at NOK 133.8 million satisfied in cash of NOK 98.5 million and possible additional payment of up to NOK 35.3 million, depending on the company's earnings in 2007. The purchase price included goodwill of NOK 129.1 million.
Commodas is a leading provider of technology solutions for identification and sorting of high-value material fractions, such as packaging and paper.

The net assets aquired in the transaction, and the goodwill arising as recorded in 2006, are as follows:

Amounts in NOK million	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
Net assets acquired:			
Patents	0.0	4.8	4.8
Property, plant and equipment	8.0	(0.7)	7.3
Inventories	5.5	(1.1)	4.4
Trade receivables	19.8	0.0	19.8
Other short-term receivables	1.6	0.0	1.6
Trade payables	(4.4)	0.0	(4.4)
Tax payables	(0.2)	0.0	(0.2)
Other short-term liabilities	(28.6)	0.0	(28.6)
	1.7	3.0	4.7
Goodwill			129.1
Total consideration satisfied by cash			98.5
Earn out, booked under interest bearing liabilities			35.3
Company's goodwill			0.0
Group goodwill			129.1
Total goodwill related to the transaction			**129.1**
Net cash outflow arising on aquisition:			
Cash consideration paid			(98.5)
Cash and cash equivalents acquired			0.0
Net cash outflow			**(98.5)**

The goodwill arising on the aquisition of Commodas is attributable to predicted future cash flows.

The aquired company contributed NOK 57.5 million in revenue and NOK 10.2 million to the Group's profit before tax for the period between the date of aquisition and 31 December 2006. If the acquisition had been completed on 1 January 2006, total group revenue for 2006 would have increased by NOK 31.0 million, but the profit for the year would not have changed.

Earn out calculation in 2007
The company's earnings in 2007 showed that no earn out will be paid. The earn out booked as interest bearing liabilities of NOK 35.3 million is removed and the goodwill is decreased by NOK 31.3 million, see note 9. The difference between the two amounts is accumulated interest and agio that is also decreased.

Titech Visionsort AS
In 2006 we have paid NOK 18.4 million related to the final payment to the former owners of Real Vision Systems GmbH.

Orwak Group AB
In February 2005 TOMRA bought 100 percent of the shares in Orwak Group AB in Sweden. The purchase price was NOK 111.3 million satisfied in cash. The acquisition has been accounted for as being completed as of 1 January 2005.
Orwak is a leading provider of a wide range of compaction solutions for recyclables such as cardboard, paper and plastic.

NOTE 22 cont.

ACQUISITIONS

The net assets aquired in the transaction, and the goodwill arising, are as follows:

Amounts in NOK million	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
Net assets acquired:			
Deferred tax assets	1.1		1.1
Development cost	1.8		1.8
Goodwill	20.0		20.0
Property, plant and equipment	17.9	(2.3)	15.6
Inventories	48.9	(5.9)	43.0
Trade receivables	55.7		55.7
Other short-term debt	4.8		4.8
Bank and cash balances	1.4		1.4
Deferred tax	(5.1)	1.4	(3.7)
Trade payables	(25.4)		(25.4)
Tax payables	(1.8)		(1.8)
Other short-term liabilities	(59.0)		(59.0)
Advanced payments	(21.6)		(21.6)
	38.7	(6.8)	31.9
Goodwill			81.0
Total consideration satisfied by cash			**112.9**
Company's goodwill			20.0
Group goodwill			81.0
Total goodwill related to aquisition			**101.0**
Net cash outflow arising on aquisition:			
Cash consideration paid			(112.7)
Cash and cash equivalents acquired			1.4
Net cash outflow			**(111.3)**

The goodwill arising on the aquisition of Orwak is attributable to predicted future cash flows.

NOTE 23

DISCONTINUED OPERATIONS

GROUP - IFRS

Tomra South America SA

On 31 August 2005, the Group sold its subsidiary Tomra South America SA. The Group had previously committed to a plan to sell the entity due to a strategic decision to change the direction of the Group. The related assets and liabilities were classified as held for sale at 30 June 2005 in the quarterly reporting in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. At 30 June 2005, a loss of NOK 80 million arose on the measurement to fair value less cost to sell.

In August 2005, the division was sold for USD 19 million in cash, equal to the book value of the unit after NOK 80 million write-off in 2 quarter.

Analysis of the loss on sale of discontinued operation

Amounts in NOK million	2005
Operating revenues	**249.2**
Operating expenses	
Cost of goods sold	206.9
Employee benefits expenses	11.9
Ordinary depreciation	4.2
Other operating expenses	12.6
Total operating expenses	**235.6**
Net operating profit	**13.6**
Financial items	
Financial income	2.8
Financial expenses	2.9
Net financial items	**(0.1)**
Profit of discontinued operations before tax	13.5
Income tax expense	3.9
Profit of discontinued operations after tax	**9.6**
Impairment loss regarding measurement to fair value less selling cost	80.0
Income tax related to impairment loss	0.0
Total loss on sale of discontinued operations	**(70.4)**

Effect of the disposal on individual assets and liabilities of the Group

Amounts in NOK million	2005
Goodwill	84.6
Property, plant and equipment	43.1
Inventories	13.1
Trade receivables	13.8
Other receivables	23.7
Cash and cash equivalents	10.3
Other current liabilities	(19.3)
Trade payables	(9.7)
Net identifiable assets and liabilities	159.6
Previous exchange rate differences booked against equity	(37.1)
Consideration received, satisfied in cash	122.5
Cash disposed of	(10.3)
Net cash (inflow)	112.2

To the Annual Shareholders' Meeting of Tomra Systems ASA

AUDITOR'S REPORT FOR 2007

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Tomra Systems ASA as of 31 December 2007, showing a profit of NOK 269,2 million for the parent company and a profit of NOK 291,7 million for the group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of changes in equity and the accompanying notes. The rules of the Norwegian accounting act and good accounting practice in Norway have been applied to prepare the parent company's financial statement. The rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and good auditing practice in Norway, including standards on auditing adopted by The Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practice an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,

› the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2007, the results of its operations and its cash flows for the year then ended, in accordance with the rules of the Norwegian accounting act and good accounting practice in Norway
› the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of 31 December 2007, the results of its operations, its cash flows and the changes in equity for the year then ended, in accordance with the rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU
› the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information
› the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and comply with the law and regulations.

Oslo, 20 February 2008
KPMG AS

Henning Aass
State Authorised Public Accountant
Note: This translation from Norwegian has been prepared for information purposes only

A leading global provider of advanced solutions
enabling recovery and recycling of materials

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Message 206571

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Date/Time	03.04.2008 16:35:18
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	GENERALFORSAMLINGSINFO
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Vedlegg:
Title	TOMRA - Notice of Annual General Meeting 2008
Text	

Notice of Tomra Systems ASA`s annual general meeting inclusive appendix is enclosed. The annual general meeting will be held at the company`s offices in Drengsrudhagen 2, Asker, Norway on Wednesday 23 April 2008 at 6.30 PM. Registration starts at 6.00 PM.

Printed version of the Notice will be distributed to all shareholders starting Thursday 3 April.

Contact: CFO Espen Gundersen, tel. +47 97 68 73 01.

Asker, 3 April 2008
Tomra Systems ASA

(Office translation)

NOTICE OF
ANNUAL GENERAL MEETING IN
TOMRA SYSTEMS ASA

Notice is hereby given by the board of directors for the annual general meeting in Tomra Systems ASA on 23 April 2008 at 18.30 at the offices of the company at Drengsrudhagen 2, Asker, Norway. Registration of attendees will takes place from 18.00

<u>The following matters shall be dealt with:</u>

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders, including shareholders represented by proxy.

2. Election of the chairman of the meeting.

3. Election of one person to sign the minutes together with the chairperson of the meeting.

4. Approval of the notice of the meeting and the agenda.

5. Report by the management on the status of the company and the group.

6. Approval of the annual accounts and annual report for 2007 for the company and the group, including proposal for dividend distribution (*please see enclosure*).

7. Advisory vote regarding declaration from the board of directors regarding establishment of salary and other remuneration to executive employees and binding vote regarding salary in the form of shares etc. (*please see enclosure*).

8. Determination of remuneration for the board of directors, board committees and auditor (*please see enclosure*).

9. Election of the shareholders' members of the board of directors, chairperson of the board and nomination committee (*please see enclosure*).

10. Reduction of share premium fond by transferral to distributable equity (*please see enclosure*).

11. Reduction of the share capital by amortisation of treasury shares - amendment to company by-laws (*please see enclosure*).

12. Authorisation regarding sale and acquisition of treasury shares (*please see enclosure*).

13. Authorisation regarding private placements of newly issued shares to effect acquisitions or mergers (*please see enclosure*).

The board of directors and the management welcome all shareholders to attend the general meeting.

3. april 2008

TOMRA SYSTEMS ASA
The board of directors

Enclosures

ENCLOSURES TO NOTICE OF ORDINARY GENERAL MEETING IN TOMRA SYSTEMS ASA 23 APRIL 2008

Matter 6. Approval of the annual accounts and annual report for 2007 for the company and the group, including proposal for dividend distribution

The annual accounts, the director's report and the auditor's report are enclosed to this notice for annual general meeting, cf. the Norwegian Public Limited Companies Act § 5-6 fourth paragraph.
The board of directors proposes that the general meeting pass the following resolution:

> *"The annual report and accounts for 2007 are approved. An ordinary dividend of NOK 0.45 per share shall be distributed. The dividend for each share shall be paid out to the registered owner of that share in Verdipapirsentralen by the expiration of 23 April 2008. The shares will be traded on the Oslo Stock Exchange excluding dividend as of 24 April 2008"*

Dividend will be distributed around May 7th 2008.

Matter 7. Advisory vote regarding declaration from the board of directors regarding establishment of salary and other remuneration to executive employees and binding vote regarding salary in the form of shares etc.

The board of directors has given a declaration regarding determinations of salary and other remuneration to executive personnel, cf. the Norwegian Public Limited Companies Act § 6-16a. The declaration is enclosed, pursuant to the Norwegian Public Limited Companies Act § 5-6 third paragraph, please see page 27-28 in the attached annual report.

Pursuant to the Norwegian Public Limited Companies Act § 6-16a second paragraph fourth sentence the general meeting shall with binding effect for the board of directors approve remuneration in the form of "allotment of shares, subscription rights and other forms of remuneration linked to shares or the development of the share price in the company or other companies within the same group".

The board of directors wishes to establish a share saving program after which the group's employees can purchase shares at 16,67% discount of market value. The discount shall be made subject to, inter alia, that the employee remains ownership to the shares for at least one year. The program will be limited to 500,000 shares per year (which equals 0.3% of the share capital). The shares sold to the employees will be transferred from the company's treasury shares. The establishment of the program is consequently subject to approval from the general meeting to acquire treasury shares as proposed under matter 12.

The board of directors suggests that the general meeting adopts the following resolution:

> *"The board of directors' declaration with respect to remuneration in the form of shares etc. is approved and binding for the board of directors, cf. the Norwegian Public Limited Companies Act 6-16a second paragraph fourth sentence."*

The remaining guidelines in the board of directors' declaration are presented to the general meeting and is advisory for the board of directors. The board of directors suggests that the general meeting adopts the following resolution:

> *"The board of directors' declaration regarding salary and other remuneration to executive employees is duly noted by the general meeting."*

Matter 8. Determination of remuneration for the board of directors, board committees and auditor

The nomination committee proposes that the general meeting pass the following resolution:

> *"For 2007 the board of directors is remunerated as follows (2006 figures in brackets):*
> *Chairman of the board: NOK 720,000 (NOK 680,000)*
> *External board members: NOK 385,000 (NOK 365,000)*

Internal board members: NOK 225,000 (NOK 210,000)

In addition, a remuneration of NOK 45,000 per annum to leaders, and NOK 30,000 to members, of the compensation committee, audit committee and nomination committee will be paid. If a board member is engaged in extraordinary work beyond ordinary board and committee work, such board member will be remunerated with NOK 10,000 per day limited to a total of NOK 150,000 per annum.

The auditor's fees for audit of Tomra Systems ASA for 2007 in accordance with bill of NOK 1,000,000 are approved."

The board member fee for internal board members is assumed to cover board responsibilities and time for preparation. Time spent in board meetings is assumed to be covered by employees' normal wages.

Matter 9. Election of the shareholders' members of the board of directors, chairperson of the board and nomination committee

The nomination committee has the last year consisted of Rolf Kåre Nilsen (chairman), Tom Knoff and Ole Dahl. The committee has nominated the following persons to be elected as board members:

Jo Lunder (chairman)	
Jørgen Randers	
Hege Marie Norheim	
Bjørn Wiggen (co-chairman)	New
Aniela Gjøs	New

The new nomination committee members for election are: Tom Knoff (chairman), Ole Dahl and Hild Kinder.

Bjørn M. Wiggen (b. 1959)

2008	Director Orkla ASA
2006-07	CEO Mecom Europe AS
2005-06	Managing Director Media AS
2001-04	Senior Vice President (Central/Eastern Europe) Carlsberg Breweries AS
1998-2001	Managing Director Ringnes AS
1996-98	Managing Director AB Pripps Bryggerier (Stockholm)
1993-95	Director Staber Ringnes AS
1991-93	Director (Ukepresse/Kringkasting) Orkla Media AS
1990-91	CFO Orkla Media AS
1987-90	CFO Ernst G. Mortensens Forlag AS
1985-87	Controller Orkla Industrier AS / Orkla Borregaard AS
1983-85	MBA business development Orkla Industrier AS

Aniela Gjøs (b. 1959)

2002 -	SVP Logistics Norway Post
1996 -2002	VP Logistics Ringnes, Carlsberg
1995 -1996	Manager Logistics Ringnes, Orkla
1993 -1995	Manager business development Ringnes
1988 -1993	Controller Ringnes/Frydenlund
1986 -1988	Trainee Nora Mineralvann
1983 -1986	Projectmanager startup in Polen

Matter 10. Reduction of share premium fond by transferral to distributable share capital

The board of directors suggests a reduction of the company's share premium fond by transferral of NOK 500,000,000 to distributable equity.

The purpose of the transferral is to increase the company's scope of freedom to adjust the capital structure, including continued acquisition of treasury shares. The company has solid equity and as a consequence it is possible to reduce the non-distributable share capital.

The reduction of the share premium fond will be completed in accordance with the rules concerning reduction of non-distributable share capital, cf. the Norwegian Public Limited Companies Act § 3-2 second paragraph number 4, cf. chapter 12. The reduction is subject to notice to creditors.

The board of directors suggests that the general meeting adopts the following resolution regarding reduction of share premium fond by transferral to distributable share capital:

> *"The company's share premium fond is reduced with NOK 500,000,000, from NOK 1,418,300,000 to NOK 918,300,000. The amount is transferred to distributable share capital pursuant to the Norwegian Public Limited Companies Act § 3-2 second paragraph number 4, cf. chapter 12.*
> *The abovementioned changes will be in force at the time the reduction of the share premium fond is registered as completed in the Norwegian Register of Business."*

The auditor's confirmation of there being complete coverage for the company's non-distributable share capital after the reduction, is enclosed to this notice of general meeting, cf. the Norwegian Public Limited Companies Act § 12-2 second paragraph i.f.

Matter 11. Reduction of the share capital by amortisation of treasury shares - amendment to company by-laws

At the extra-ordinary general meeting in the company on the 19 December 2006, the board of directors were given authorisation to acquire up to 10,000,000 treasury shares. The company has in accordance with this authorisation acquired 10,000,000 shares and sold 329,861 shares. The board of directors suggest that the share capital is reduced by amortisation of 9,670,139 remaining treasury shares in order to make room for further acquisition of treasury shares. The company has solid equity and as a consequence it is possible to reduce the share capital by amortisation of treasury shares.

The board of directors also suggests under matter 12, that a new authorisation to acquire and sell treasury shares is given.

The reduction of the share capital will be completed in accordance with the rules concerning reduction of non-distributable share capital, cf. the Norwegian Public Limited Companies Act § 12-1 first paragraph number 2, cf. chapter 9. The reduction is subject to notice to creditors.

The board of directors suggests that the general meeting adopts the following resolution regarding reduction of the share capital:

> *"The company's share capital is reduced with NOK 9,670,139 by amortisation of 9,670,139 treasury shares.*
> *The abovementioned changes will be in force at the time the reduction of the share capital is registered as completed in the Norwegian Register of Business."*

The auditor's confirmation of there being complete coverage for the company's non-distributable share capital after the reduction, is enclosed to this notice of general meeting, cf. the Norwegian Public Limited Companies Act § 12-2 second paragraph i.f.

In accordance with the abovementioned, the board of directors suggests that the general meeting adopts the following resolution regarding amendment of the company's by-laws § 4:

"The company's by-laws is amended to the following:

§4

The share capital is NOK 155,020,078 divided into 155,020,078 shares, each with a face value of NOK 1.00."

Matter 12. Authorisation regarding sale and acquisition of treasury shares

As of the end of 2007 Tomra has an equity ratio of 55 % and net interest-bearing debt of NOK 226,000,000 with total assets NOK 2,952,000,000. Consequently the group has significant strength and the board of directors considers the group's capital structure to be adequate in order to meet the said investment requirements. In order to have necessary freedom to further adjust the capital structure of the group, the board of directors requests authority to acquire 15,000,000 shares.

Tomra has previously had share option programs for its employees. Options are no longer earned pursuant to this program, but some employees still holds already acquired, but not executed options. Hence, the board of directors wishes to employ acquired treasury shares in this connection.
In addition, the board of directors requests an authority to establish a share saving program, as described under matter 7 in this notice.

The board of directors suggests that the general meeting adopts the following resolution regarding acquisition of treasury shares:

"Pursuant to the Norwegian Public Limited Companies Act section 9-4 the board of directors is hereby granted authority to acquire and sell treasury shares. The authority remains in force until the next annual general meeting.

The highest face value of the shares the company in total can acquire is NOK 15,000,000. Acquisition of treasury shares shall be made via the stock exchange and within normal spread against compensation of minimum NOK 20 and maximum NOK 200 per share. Sale of treasury shares shall only occur in order to fulfil the company's share saving program or share option program for the group's employees, and also in connection with mergers or acquisition of companies or businesses.

The abovementioned authority will be in force as of the date the authority is registered in the in the Norwegian Register of Business."

Matter 13. Authorisation regarding private placements of newly issued shares to effect acquisitions or mergers

The board of directors has in the past years had an authority to execute directed share issues. The current authority will be annulled at this year's annual general meeting. Hence, the board of directors suggests that it is replaced by a new authority, in order to allow the board of directors to make such arrangements.

The board of directors suggests that the general meeting adopts the following resolution regarding authorisation to make directed share issues to effect acquisitions or mergers:

"The board of directors is given authorisation to increase the share capital by new issuance of shares by up to NOK 15,000,000 (9.7 % of the share capital) by issuance of new shares. The authority can only be employed in connection with mergers or acquisition of companies or businesses. The shareholders' pre-emption right pursuant to the Public Limited Companies Act section 10-4 can be deviated from. The authorisation encompasses non-cash contributions and the right to assume special obligations as well as a decision on a merger. The authorisation shall be valid until the next annual general meeting in the company. If the authorisation is utilised, the board of directors may change § 4 of the by-laws accordingly."

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 04063
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

Til generalforsamlingen i Tomra Systems ASA

Bekreftelse ved nedsetting av aksjekapital og nedsetting av overkursfond i Tomra Systems ASA

Vi bekrefter at det i Tomra Systems ASA, etter vedtagelse av årsregnskapet for 2007 som er fastsatt av styret den 20. februar 2008, og nedsetting av overkursfond med kr 500.000.000 fra kr 1.418.300.000 til kr 918.300.000 med overføring til annen egenkapital, samt nedsetting av aksjekapitalen med kr 9.670.139 fra kr 164.690.217 til kr 155.020.078 ved sletting av egne aksjer, er dekning for den gjenværende aksjekapital og bunden egenkapital forøvrig.

Oslo, 27. mars 2008
KPMG AS

Henning Aass
Statsautorisert revisor

Message 206576

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Date/Time	03.04.2008 16:43:48
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FINANSIELL RAPPORTERING
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Vedlegg:
Title	ANNUAL REPORT 2007
Text	

Enclosed is a pdf-version of the 2007 Annual Report for Tomra Systems ASA. The Annual report is also available on TOMRA's web page, www.tomra.com. Printed version of the Annual Report will be distributed to shareholders, starting today.

Asker, 3 April 2008
Tomra Systems ASA

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Message 206270

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Date/Time	01.04.2008 08:52:10
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FINANSIELL KALENDER
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	TOMRA - Invitation to 1Q 2008 presentation
Text	

TOMRA`s first quarter 2008 results will be released on Wednesday 23 April 2008. The written material will be available from 16:35 CET at www.tomra.com (investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Asker, 1 April 2008
Tomra Systems ASA

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Message 204575 link

Date/Time	05.03.2008 17:03:08
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 230,800 own shares at an average price of NOK 37.38 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,670,139 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5 March 2008
Tomra Systems ASA

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Message 204307

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Date/Time	29.02.2008 22:46:10
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS
Text	

The Tomra Systems ASA Board has in accordance with proxies given at the Extraordinary General Meeting 19 December 2006, redeemed 106,776 vested options under the Group's option programs for management and employees.

The redemption is executed with the use of the company's own treasury shares, which has been sold at Oslo Stock Exchange on the employees behalf at a price of NOK36.47 per share. After the transaction, Tomra Systems ASA holds 9,439,339 treasury shares.

Management program 2005-2007
Out of 103,000 vested, not exercised options at a strike price of NOK27.73, 103,000 are today redeemed.

Employee program 2005-2010
Out of 239,536 vested, not exercised options at a strike price of NOK33.30, 3,776 are today redeemed.

Primary insiders
Included in the above figures for the Management program is the following primary insider (the number shows number of options redeemed, shareholding, and number of options kept after the redemption)

Harald Henriksen (30,000 at a strike of 27.73, 0, 0)

The redemption will not have any P/L-impact, as the Group accounts for the option programs in accordance with IFRS 2, where the calculated market value for the options is expensed over the vesting period.

For further information, please contact:
CFO Espen Gundersen +47 97 68 73 01

Asker, 29 February 2008
Tomra Systems ASA

Message 203991

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Date/Time	27.02.2008 21:12:14
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES

Text

Tomra Systems ASA has today purchased 140,000 own shares at an average price of NOK 37.34 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,546,115 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 27 February 2008
Tomra Systems ASA

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Message 203840

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Date/Time	26.02.2008 16:56:15
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 126,300 own shares at an average price of NOK 37.15 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,406,115 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 26 February 2008
Tomra Systems ASA

OSLO BØRS - NewsWeb

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Melding 208212

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Dato/tid	23.04.2008 20:49:23
Utsteder	Tomra Systems ASA
Instrument	
Marked	Oslo Børs
Kategori	GENERALFORSAMLINGSINFO
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
Vedlegg	Vedlegg:
Tittel	MINUTES FROM ANNUAL GENERAL MEETING
Tekst	

```
Please find attached the protocol from Tomra Systems ASA's Annual
General Meeting held on Wednesday 23 April 2008 at the company's
offices in Drengsrudhagen 2, Asker, Norway.

Asker, 23 April 2008
Tomra Systems ASA
```

Les om ansvar og rettigheter

MINUTES OF

ANNUAL GENERAL MEETING IN

TOMRA SYSTEMS ASA

The annual general meeting in Tomra Systems ASA was held on 23 April 2008 at 18.30 at the offices of the company at Drengsrudhagen 2 in Asker, Norway.

The following matters were dealt with:

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders, including shareholders represented by proxy.

The chairman of the board of directors, Jan Chr. Opsahl opened the annual general meeting in accordance with the Norwegian Public Limited Companies Act section 5-12 (1). The chairman of the board gave an account for the attendance.

A list of the attending shareholders and proxies is set out in appendix 1.

2. Election of the chairperson of the meeting

Einar J. Greve was elected as chairperson of the meeting. The decision was unanimous.

3. Election of one person to sign the minutes together with the chairperson of the meeting.

Sigurd Humerfelt was elected to sign the minutes together with the chairperson of the meeting. The decision was unanimous.

4. Approval of the notice of the meeting and the agenda

There were no objections to the notice of the meeting or the agenda.

The notice and the agenda were approved. The decision was unanimous, save for 92 blank votes.

5. Report by the management on the status of the company and the group

The group's Chief Executive Officer, Amund Skarholt, gave a presentation of the group's business in 2007. The annual report and accounts 2007 were reviewed in the presentation.

6. Approval of the annual accounts and annual report for 2007 for the company and the group, including proposal for dividend distribution

The financial result for Tomra Systems ASA in 2007 was NOK 269,200,000. The annual report and accounts for 2007 were presented for approval, including the proposal on dividend distribution from the board of directors. The company's auditor KPMG, represented by

Henning Aass, presented the auditor's report.

In accordance with the proposal of the board of directors the general meeting passed the following resolution:

> *"The annual report and accounts for 2007 are approved. An ordinary dividend of NOK 0.45 per share shall be distributed. The dividend for each share shall be paid out to the owner of that share by the expiration of 23 April 2008. The shares will be traded on the Oslo Stock Exchange excluding dividend as of 24 April 2008."*

The decision was unanimous, save for 851,142 blank votes.

Dividend will be distributed around 7 May 2008.

7. Advisory vote regarding declaration from the board of directors regarding establishment of salary and other remuneration to executive employees and binding vote regarding salary in the form of shares etc.

In accordance with the proposal of the board of directors the general meeting passed the following resolution:

> *"The board of directors' declaration regarding salary and other remuneration to executive employees is duly noted by the general meeting.*
>
> *The board of directors' declaration with respect to remuneration in the form of shares etc. is approved and binding for the board of directors, cf. the Norwegian Public Limited Companies Act 6-16a second paragraph fourth sentence."*

The decision was made against 22,000 shares, and save for 92 blank votes.

8. Determination of remuneration for the board of directors, board committees and auditor

In accordance with the proposal of the board of directors the general meeting passed the following resolution:

> *"For 2007 the board of directors is remunerated as follows (2006 figures in brackets):*
> *Chairman of the board: NOK 720,000 (NOK 680,000)*
> *External board members: NOK 385,000 (NOK 365,000)*
> *Internal board members: NOK 225,000 (NOK 210,000)*
>
> *In addition, a remuneration of NOK 45,000 per annum to leaders, and NOK 30,000 per annum to members, of the compensation committee, audit committee and nomination committee will be paid. If a board member is engaged in extraordinary work beyond ordinary board and committee work, such board member will be remunerated with NOK 10,000 per day limited to a total of NOK 150,000 per annum.*
>
> *The auditor's fees for audit of Tomra Systems ASA for 2007 in accordance with*

bill of NOK 1,000,000 are approved."

The decision was made against 2,200 shares, and save for 92 blank votes.

9. Election of the shareholders' members of the board of directors, board leader and nomination committee

The general meeting elected the following persons as members of the board of directors for 2008/2009:

Chairman: Jo Lunder (re-elected)
Deputy chairman: Bjørn M. Wiggen (new)
Member: Jørgen Randers (re-elected)
Member: Hege M. Norheim (re-elected)
Member: Aniela Gjøs (new)

The general meeting elected the following nomination committee for 2008/2009:

Chairman: Tom Knoff
Member: Ole Dahl
Member: Hild Kinder

The decision was made against 9,603 shares, and save for 686 blank votes.

10. Reduction of share premium fond by transferral to distributable share capital

In accordance with the proposal of the board of directors and on basis of the presented confirmation from the auditor, the general meeting passed the following resolution:

"The company's share premium fond is reduced with NOK 500,000,000, from NOK 1,418,300,000 to NOK 918,300,000. The amount is transferred to distributable share capital pursuant to the Norwegian Public Limited Companies Act § 3-2 second paragraph number 4, cf. chapter 12.

The abovementioned changes will be in force at the time the reduction of the share premium fond is registered as completed in the Norwegian Register of Business Enterprises."

The decision was unanimous, save for 92 blank votes.

11. Reduction of the share capital by amortisation of treasury shares - amendment to company by-laws

In accordance with the proposal of the board of directors and on basis of the presented confirmation from the auditor, the general meeting passed the following resolution:

"The company's share capital is reduced with NOK 9,670,139 by amortisation of 9,670,139 treasury shares.

The abovementioned changes will be in force at the time the reduction of the share capital is registered as completed in the Norwegian Register of Business Enterprises."

As of the changes being effective the company's by-laws is amended to the following:

§4

The share capital is NOK 155,020,078 divided into 155,020,078 shares, each with a face value of NOK 1.00."

The decision was unanimous, save for 92 blank votes.

12. Authorisation regarding sale and acquisition of treasury shares

In accordance with the proposal of the board of directors the general meeting passed the following resolution:

"Pursuant to the Norwegian Public Limited Companies Act section 9-4 the board of directors is hereby granted authority to acquire and sell treasury shares. The authority remains in force until the next annual general meeting.

The highest face value of the shares the company in total can acquire is NOK 15,000,000. Acquisition of treasury shares shall be made via the stock exchange and within normal spread against compensation of minimum NOK 20 and maximum NOK 200 per share. Sale of treasury shares shall only occur in order to fulfil the company's share saving program or share option program for the group's employees, and also in connection with mergers or acquisition of companies or businesses.

The abovementioned authority will be in force as of the date the authority is registered in the in the Norwegian Register of Business Enterprises."

The decision was unanimous.

13. Authorisation regarding private placements of newly issued shares to effect acquisitions or mergers

In accordance with the proposal of the board of directors the general meeting passed the following resolution:

"The board of directors is given authorisation to increase the share capital by new issuance of shares by up to NOK 15,000,000 (9.7 % of the share capital) by issuance of new shares. The authority can only be employed in connection with mergers or acquisition of companies or businesses. The shareholders' pre-emption right pursuant to the Public Limited Companies Act section 10-4 can be deviated from. The authorisation encompasses non-cash contributions and the right to assume special obligations as well as a decision on a merger. The authorisation shall be valid until the next annual general meeting in the company. If the authorisation is utilised, the board of directors may change § 4 of the by-laws accordingly."

The decision was unanimous.

* * *

There were no further matters to be dealt with, and the meeting was adjourned.

Asker, 23 April 2008

(sign.)	(sign.)
Einar J. Greve	Sigurd Humerfelt

TOMRA SYSTEMS ASA

Representert på ORDINÆR GENERALFORSAMLING

Utskriftsdato 23.04.2008
Generalforsamlingsdato 23.04.2008

Stemmeberettigede personer representert: ~~47~~ 35

Aksjeklasse:	Rep. ved egne:	Rep. ved fullmakt:	Totalt representert:	Totalt repr. i %:
	37.348.576	17.173.182	54.521.758	33,11
Totalt	**37.348.576**	**17.173.182**	**54.521.758**	**33,11**

Spesifisering av fremmøtt:	Antall:	Antall aksjer:
Kun egne aksjer:	31	37.338.276
Kun fullmektiger:	14	17.141.582
Egne og fullmektig aksjer:	2	41.900
Totalt:	**47**	**54.521.758**

Aksjeklasse:	Antall aksjer:	Aksje kapital:
	164.690.217	164.690.217
Totalt:	**164.690.217**	**164.690.217**

Kontofører for selskapet:
DNB NOR BANK ASA

DnB NOR Bank ASA
Verdipapirservice

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GRETHE NES

For TOMRA SYSTEMS ASA

[signature]
ESPEN GUNDERSEN

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Date/Time	23.04.2008 19:42:37
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FINANSIELL RAPPORTERING
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	TRADING EX. DIVIDEND
Text	

The shares in Tomra Systems ASA will as of Thursday 24 April 2008 be traded on the Oslo Stock Exchange ex. dividend of NOK 0.45 per share.

Asker, 23 April 2008
Tomra Systems ASA

OSLO BØRS - NewsWeb

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Message 208197

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Date/Time	23.04.2008 16:33:30
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FINANSIELL RAPPORTERING
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Vedlegg:
Title	TOMRA - First Quarter 2008 Results

Text

Revenues of 791 MNOK (794 MNOK in first quarter 2007).
Organic revenue growth of 8% in first quarter 2008 compared to first quarter 2007 (disregarding currency effects).
Gross margin increased to 39% (36% in first quarter 2007).
Operating profit of 83 MNOK (73 MNOK in first quarter 2007).
Operating profit growth of 20% in first quarter 2008 compared to first quarter 2007 (disregarding currency effects).
Cash flow from operations of 22 MNOK (30 MNOK in first quarter 2007).
Strong performance in Nordic RVM markets continued.
Weak start in Materials Handling in January & February 2008.
Strong growth and performance in Industrial Processing Technology continued.

Collection Technology - Deposit Solutions
Revenue in the segment equaled 372 MNOK in the first quarter, flat from first quarter last year. Gross margin improvement continued and was 47%, up from 43% in first quarter last year.

Materials Handling
Revenues in the first quarter were down by 18% versus first quarter last year, of which 14 percentage points were due to currency change. Gross margin decreased from 17% last year to 15% this year.

Industrial Processing Technology
First quarter 2008 showed a year on year revenue growth of 20%. Revenue growth was driven by solid performance in all companies. A gross margin of above 50% and a revenue growth of 20% reflect a strong market position. Operating profit increased from 31 MNOK last year to 37 MNOK this year.

Collection Technology - Non-deposit Solutions
Revenues in the first quarter amounted to 25 MNOK, mainly coming from the installation of 15 ARCs at Tesco. Through continued efforts to optimize technology and cost, the business area now shows a gross margin of 20% compared with negative margins for the last two years.

Asker, 23 April 2008
Tomra Systems ASA

Attached please find the report and presentation for 1st quarter 2008. A live broadcast of the presentation is available on www.tomra.com (investor relation page) and on www.oslobors.no/webcast. A record of the broadcast will be available as soon as the live broadcast has ended.

TOMRA

Helping the world recycle

FIRST QUARTER 2008

Highlights from first quarter 2008 include:

- Revenues of 791 MNOK (794 MNOK in first quarter 2007). Organic revenue growth of 8% in first quarter 2008 compared to first quarter 2007 (disregarding currency effects)
- Gross margin increased to 39% (36% in first quarter 2007)
- Operating profit of 83 MNOK (73 MNOK in first quarter 2007). Operating profit growth of 20% in first quarter 2008 compared to first quarter 2007 (disregarding currency effects)
- Cash flow from operations of 22 MNOK (30 MNOK in first quarter 2007)
- Strong performance in Nordic RVM markets continued
- Weak start in Materials Handling in January & February 2008
- Strong growth and performance in Industrial Processing Technology continued

TOMRA FIRST QUARTER 2008

CONSOLIDATED FINANCIALS

Revenues in the first quarter 2008 amounted to 791 MNOK compared to 794 MNOK in first quarter last year. Adjusted for currency change organic revenue growth was 8%.

Gross margin equaled 39% in the quarter, up from 36% in the corresponding period last year. The increase was mainly driven by improvements in Collection Technology - Deposit, and Non-Deposit.

Operating profit for the quarter was 83 MNOK versus 73 MNOK in the first quarter 2007. Adjusted for currency change operating profit grew by 20% compared to first quarter 2007.

Cashflow from operations in first quarter 2008 equaled 22 MNOK, compared to 30 MNOK in first quarter 2007.

During first quarter 2008 a net of 390,324 own shares were purchased. Net interestbearing debt was 259 MNOK at the end of first quarter 2008, up from 226 MNOK at the end of fourth quarter 2007.

SEGMENT REPORTING

Collection Technology – Deposit Solutions

Revenue in the segment equaled 372 MNOK in the first quarter, flat from first quarter last year. Gross margin improvement continued and was 47%, up from 43% in first quarter last year. The increase in operating expenses of 10% is driven by the effort of bringing new products to the market faster. Operating profit increased from 57 MNOK in first quarter 2007 to 60 MNOK in first quarter 2008.

Figures in NOK million	1q08	1q07
Revenues	372	372
- Nordic	*158*	*111*
- Central Europe	*150*	*182*
- US East & Canada	*64*	*79*
Gross contribution	173	160
- in %	*47%*	*43%*
Operating expenses	113	103
Operating profit	60	57
- in %	*16%*	*15%*

Europe

The strong performance in the Nordic countries continued, with a revenue growth of 42% compared to first quarter 2007. The growth rate in the Nordic region is expected to decrease going in the future when compared to the strong performances in second, third and fourth quarters of 2007. This is due to sales in Finland gradually returning to business as usual because the implementation of deposit on one-way containers is in its final stages. Test installations with Panto (lottery) in Norway commenced in several stores during April.
In Germany, TOMRA maintained its market share of more than 70% of new machine installations. Service revenue continued to grow as more machines are coming out of the two year warranty period. Machine reliability and performance appear to be good and contribute to improved financial performance in the service operation. TOMRA is well positioned to continue to grow its German business, which already consists of more than 17.000 installations.
Last year's strong growth in the other West European markets slowed down, mainly due to uncertainty around a possible expansion of Dutch deposit legislation to include small bottles. On the other hand, there are signs of increased activity in the East European countries.

US East & Canada

Revenue in the quarter was down 19% from 79 MNOK last year to 64 MNOK this year. Measured in local currency revenues were down 4%, mainly due to lower volumes. In recent months we have seen an increased activity level on the legislative arena, which in due course could result in opportunities for increased machine sales in new markets. However, history has shown that such processes take time.

Materials Handling

Revenues in the first quarter were down by 18% versus first quarter last year, of which 14 percentage points were due to currency change. Gross margin decreased from 17% last year to 15% this year. Operating profit decreased from 13 MNOK last year to 6 MNOK this year, mainly due to operational reasons in California.

Figures in NOK million	1q08	1q07
Revenues	199	243
- US East & Canada	91	108
- US West	108	135
Gross contribution	31	42
- in %	15%	17%
Operating expenses	25	29
Operating profit	6	13
- in %	3%	5%

US East & Canada

Revenues were down 1% from 17.3 MUSD in first quarter 2007 to 17.1 MUSD in first quarter 2008. Volumes were down 2 percent, but this was offset by higher prices. Increased costs associated with higher fuel prices were offset by efficiencies in other areas.

US West

The California operation was impacted negatively by several factors during the quarter. Some factors are of an one-time nature, while others may be more sustained.

The commodity market was, compared to last year, weak in January and February when TOMRA sold aluminum on the spot market. This gave a loss of more than 2 MNOK compared to last year's result. By March the commodity market sharply improved and 2008 aluminum volumes are now secured at the same price level as in 2007.
The first quarter of 2008 also saw a slight change in material mix, with more low margin materials such as PET and glass impacting revenue negatively.
The unfavorable price and mix impact in the quarter was partially offset by 20% higher PET prices versus last year.

Increased fuel prices had an unfavorable impact as diesel prices increased by 30% relative to first quarter 2007. Cost efficiency programs, such as installment of Orwak compactors at collection sites, were initiated to reduce costs.

As the first quarter is the low season in this business area, it is difficult to predict the full year effect of the above mentioned operational factors. Actions to address the operational challenges have been taken.

TOMRA maintains its growth ambitions in this market and plans to increase its site counts and thereby volumes substantially.

Industrial Processing Technology

First quarter 2008 showed a year on year revenue growth of 20%. Revenue growth was driven by solid performance in all companies. A gross margin of above 50% and a revenue growth of 20% reflect a strong market position. Operating profit increased from 31 MNOK last year to 37 MNOK this year. A solid order-book indicates continued strong growth going forward.

Figures in NOK million	1q08	1q07
Revenues	195	163
- Nordic	19	21
- Central Europe & UK	98	68
- Rest of Europe	27	42
- US East & Canada	9	10
- US West	5	-
- Rest of World	37	22
Gross contribution	98	84
- in %	50%	52%
Operating expenses	61	53
Operating profit	37	31
- in %	19%	19%

Recognition & sorting platform

The strong demand for TiTech scanners continued. Investment in R&D and marketing resources also continued and was more than compensated financially by the increase in sales at a stable gross margin. Mining and food industry will get more focus.

Volume reduction platform

Orwak had an organic revenue growth of 21% in the quarter compared to 2007. The gross margin was stable and since there was only a modest increase in operating expenses, the operating profit is now above 10%. The improvements reflect the effort of the current management team.
Presona also experienced a strong quarter with organic revenue growth of 52%, improved gross margin and a decrease in operating expenses. The company delivered a positive net operating result.

Collection Technology – Non-Deposit Solutions

Revenues in the first quarter amounted to 25 MNOK, mainly coming from the installation of 15 ARCs at Tesco. Through continued efforts to optimize technology and cost, the business area now shows a gross margin of 20% compared with negative margins for the last two years. Operating expenses were 21 MNOK, hence continued significant investments in non-deposit opportunities. In addition to ARC technology, these included smaller machines and solutions for different markets.

Figures in NOK million	1q08	1q07
Revenues	25	16
- Central Europe & UK	*24*	*15*
- Rest of World	*1*	*1*
Gross contribution	5	(3)
- in %	*20%*	-
Operating expenses	21	21
Operating profit	(16)	(24)

In the UK TOMRA has now installed 45 ARCs and a modification and upgrade of all centers is taking place. The aim is to increase storage capacity and reduce logistical cost. After reviewing the effect of the modifications, Tesco will define the timeplan of the rollout.

In Japan, the target of 100 RVM installations by the end of the fiscal year, ending this quarter, was achieved. The cooperation with Sumitomo is working very well and is likely to be further formalized shortly.

TOMRA and representatives of Waste Management Inc. continued discussions with several US retailers, beverage companies and consumer goods companies. The goal is to find operational and financial models where all participants benefit from building new collection infrastructure based on TOMRA technology. In addition to the previously ordered 16 ARCs, commercial orders have been received for traditional RVMs modified for usage in non-deposit environments. Commercial test installations have already started.
Previously announced orders for kiosk solutions in Bulgaria and Italy will start to be installed during second quarter.

SHARES AND SHAREHOLDERS

The total number of issued shares at the end of first quarter 2008 was 164,690,217 shares, including 9,670,139 treasury shares. The Board will ask for a cancellation of the treasury shares at the Annual General Meeting today; and at the same time ask for a new authorisation to acquire up to a further 15,000,000 treasury shares.

The total number of shareholders decreased from 9,990 at the end of fourth quarter 2007 to 9,394 at the end of first quarter 2008. 51 percent of the shares were held by Norwegian residents at the end of first quarter 2008.

TOMRA's share price remained unchanged at NOK 38.50 during first quarter 2008. The number of shares traded at the Oslo Stock Exchange in the period was 71 million shares compared to 116 million in the same period in 2007.

Asker, 23 April 2008

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl Chairman of the Board	Amund Skarholt President & CEO

FINANCIAL STATEMENT – FIRST QUARTER 2008

INCOME STATEMENT (Figures in NOK million)	1st Quarter		Full year
	2008	2007	2007
Operating revenues	790.7	793.9	3489.5
Cost of goods sold	467.1	492.7	2135.9
Depreciations/write-down	16.2	18.2	71.9
Gross contribution	*307.4*	*283.0*	*1281.7*
Operating expenses	203.9	189.1	747.5
Depreciations/write-down	20.3	21.3	89.1
Operating profit	*83.2*	*72.6*	*445.1*
Net financial income	(3.9)	(2.5)	(2.8)
Profit before taxes	*79.3*	*70.1*	*442.3*
Taxes	26.6	23.8	150.6
Net profit for the period	*52.7*	*46.3*	*291.7*
Minority interest	(1.2)	(1.5)	(12.1)
Earnings per share (NOK)	*0.33*	*0.27*	*1.76*

BALANCE SHEET (Figures in NOK million)	31 March		31 Dec
	2008	2007	2007
ASSETS			
Intangible assets	696.3	764.0	701.8
Leasing equipment	75.6	105.9	80.1
Other fixed assets	530.5	621.4	565.8
Inventory	519.1	510.8	529.1
Short-term receivables	845.4	903.5	884.6
Cash and cash equivalents	101.2	47.6	190.8
TOTAL ASSETS	*2768.1*	2953.2	*2952.2*
LIABILITIES & EQUITY			
Paid-in capital	1573.3	1580.0	1573.7
Retained earnings	22.2	269.4	50.1
Minority interests	52.9	64.1	56.3
Deferred taxes	24.3	20.6	30.3
Long-term interest-bearing liabilities	342.0	237.1	410.1
Short-term interest-bearing liabilities	18.6	43.0	7.1
Other liabilities	734.8	739.0	824.6
TOTAL LIABILITIES & EQUITY	*2768.1*	2953.2	*2952.2*

CASH FLOW STATEMENT (Figures in NOK million)	1st Quarter		Full year
	2008	2007	2007
Profit before taxes	79.3	70.1	442.3
Changes in working capital	(27.4)	(57.5)	8.8
Other operating changes	(30.1)	17.5	75.0
Total cash flow from operations	21.8	30.1	526.1
Total cash flow from investments	(36.6)	(32.3)	(142.9)
Net cashflow from repurchase of shares	(15.6)	(125.9)	(401.2)
Dividend paid out	-	-	(64.7)
Other cashflow from financing	(54.9)	(105.4)	4.4
Total cash flow from financing	(70.5)	(231.3)	(461.5)
Total cash flow for period	*(85.3)*	*(233.5)*	*(78.3)*
Exchange rate effect on cash	(4.3)	(5.3)	(17.3)
Opening cash balance	190.8	286.4	286.4
Closing cash balance	101.2	47.6	190.8

EQUITY *(Figures in NOK million)*	1st Quarter		Full year
	2008	2007	2007
Opening balance	*1623.8*	*1971.6*	*1971.6*
Net profit	51.5	44.8	279.6
Translation difference	(64.2)	(41.1)	(161.5)
Dividend paid	-	-	(64.7)
Net purchase of own shares	(15.6)	(125.9)	(401.2)
Closing balance	*1595.5*	*1849.4*	*1623.8*

INTERIM RESULTS *(Figures in NOK million)*	1st Quarter 2008	4th Quarter 2007	3rd Quarter 2007	2nd Quarter 2007	1st Quarter 2007
Operating revenues (MNOK)	790.7	947.2	861.3	887.1	793.9
EBITDA (MNOK)	119.7	172.5	170.9	150.6	112.1
Operating profit (MNOK)	83.2	131.1	130.3	111.1	72.6
Sales growth (year-on-year) (%)	(0.4)	(10.1)	(19.4)	(13.1)	(3.5)
Gross margin (%)	38.9	37.1	37.8	36.2	35.6
Operating margin (%)	10.5	13.8	15.1	12.5	9.1
EPS (NOK)	0.33	0.58	0.49	0.42	0.27
EPS (NOK) fully diluted	0.33	0.58	0.49	0.42	0.27

NOTES:

The 2008 and 2007 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2007. The quarterly figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2007. The quarterly figures have not been audited. The quarterly reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2007.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.
Use of financial instruments: The Group does not apply hedge accounting in accordance with IAS39 on any contracts as of 31 March 2008.

Seasonality: The Material Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

Financial exposures: TOMRA is exposed to currency risk, as only ~3% of its income is nominated in NOK. A strengthening/ weakening of NOK toward other currencies of 10% would normally decrease/increase operating profit with 15-25%.

Commodity exposures: TOMRA are exposed to the change in commodity prices. Most important are aluminum, where a USD100 change in the LME will have an USD 800,000 to 1,000,000 effect on operating profit per year.

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology - Deposit Solutions, Material Handling, Industrial Processing Technology and Collection Technology - Non-Deposit Solutions. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology - Deposit Solutions consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Material Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort and CommoDaS, which provide advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastic.
- Collection Technology - Non-Deposit Solutions consist of general business development activities and projects in e.g. Japan and UK. The segment includes activities related to the Automated Recycling Center (ARC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.

APPENDIX: SEGMENT FINANCIALS

SEGMENT	Collection Technology – Deposit Solutions		Materials Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK million)	1st Quarter		1st Quarter		1st Quarter		1st Quarter		1st Quarter		1st Quarter	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Revenues	372	372	199	243	195	163	25	16	-	-	791	794
- Nordic	*158*	*111*	-	-	*19*	*21*	-	-	-	-	*177*	*132*
- Central Europe & UK	*150*	*182*	-	-	*98*	*68*	24	15	-	-	*272*	*265*
- Rest of Europe	-	-	-	-	*27*	*42*	-	-	-	-	*27*	*42*
- US East & Canada	*64*	*79*	*91*	*108*	*9*	*10*	-	-	-	-	*164*	*197*
- US West	-	-	*108*	*135*	*5*	-	-	-	-	-	*113*	*135*
- Rest of World	-	-	-	-	*37*	*22*	*1*	*1*	-	-	*38*	*23*
Gross contribution	173	160	31	42	98	84	5	(3)	0	0	307	283
- in %	*47%*	*43%*	*15%*	*17%*	*50%*	*52%*	*20%*	-	-	-	*39%*	*36%*
Operating expenses	113	103	25	29	61	53	21	21	4	4	224	210
Operating profit	60	57	6	13	37	31	(16)	(24)	(4)	(4)	83	73
- in%	*16%*	*15%*	*3%*	*5%*	*19%*	*19%*	-	-	-	-	*10%*	*9%*
Assets	1229	1413	589	687	713	701	83	44	154	108	2768	2953
Liabilities	500	483	50	64	124	139	21	2	425	352	1120	1040

TOMRA
Helping the world recycle

First Quarter 2008

23 April 2008







TOMRA
Helping the world recycle

Financial Highlights – Profit and loss statement

Figures in NOK million	**1Q 2008**	**1Q 2007**
Revenues	791	794
• Collection Technology, Deposit Solutions	372	372
• Material Handling	199	243
• Industrial Processing Technology	195	163
• Collection Technology, Non-Deposit Solutions	25	16
Gross contribution	307	283
Gross margin	*39%*	*36%*
Operating expenses	224	210
Operating profit	83	73
Operating margin	*10%*	9%

Financial highlights - Balance sheet, cash flow and capital structure

Figures in NOK million	31 March 2008	31 March 2007
ASSETS	2,768	2,953
• Intangible assets	696	764
• Leasing equipment	76	106
• Other fixed assets	531	621
• Inventory	519	511
• Short-term receivables	845	903
• Cash and cash equivalents	101	48
LIABILITIES AND EQUITY	2,768	2,953
• Equity	1,595	1,849
• Interestbearing liabilities	361	280
• Non-interestbearing liabilities	812	824

- **Cash flow from operations**
  - 22 MNOK in 1Q 2008
    30 MNOK in 1Q 2007
- **Cash flow from finance**
  - 15 MNOK spent on share buy-backs in 1Q 2008
  - 10.0 million shares bought and 0.3 million shares sold under current program obtained in December 2006. To be cancelled at annual general meeting in 2008
  - The Board propose a dividend of NOK 0.45/share + a new 15 million share buy back program


TOMRA
Collection Technology -
Deposit Solutions

Collection Technology - Deposit Solutions Financials

Figures in NOK million	1Q 2008	1Q 2007
Revenues	372	372
• Nordic	158	111
• Central Europe & UK	150	182
• US East/Canada	64	79
Gross contribution	173	160
in %	*47%*	*43%*
Operating expenses	113	103
Operating profit	60	57
in %	*16%*	*15%*

Highlights Collection Technology - Deposit

TOMRA
Helping the world recycle

Overall

- Gross margin improvement from 43% 1Q 2007 to 47% 1Q 2008
- Increase in operating expenses reflects ambition to bring new products faster to the market

Europe

- Strong revenue growth in Nordic, will decrease 2nd half due to strong Finnish performance 2nd half 2007
- Test installation of Panto (lottery) in Norway during April
- Awarded more than 70% of new machine installations in Germany with solid product performance
- Growth in Western European countries slowing down, while activities and contracts in Eastern Europe increase

US

- Revenue measured in NOK impacted negatively by 15% currency effect
- Increased activities within the legislative arena on state level with "recycling" as theme






Materials Handling



Materials Handling – Financials

TOMRA
Helping the world recycle

Figures in NOK million	1Q 2008	1Q 2007
Revenues	199	243
• US East/Canada	91	108
• US West (California)	108	135
Gross contribution	31	42
in %	15%	17%
Operating expenses	25	29
Operating profit	6	13
in %	3%	5%

- **Currency impact**
  - Minus 15% in first quarter 2008 compared to first quarter 2007

Materials Handling – Financials

Figures in million US$	1Q 2008	1Q 2007
Revenues	37.5	39.0
• US East/Canada	17.1	17.3
• US West (California)	20.4	21.7
Gross contribution	5.8	6.7
in %	15%	17%
Operating expenses	4.7	4.6
Operating profit	1.1	2.1
in %	3%	5%

Highlights Materials Handling

TOMRA
Helping the world recycle

US East/Canada

- Revenues down 1% from 17.3 MUSD to 17.1 MUSD
- Activities ongoing to transfer fuel increased cost to our customers

US West (California)

- Revenues down 6%, main reasons being aluminum prices and material mix in Jan/Feb (2-3 MNOK effect)
- Ambition to increase number of collection sites with 15% in 2008.
- Taken advantage of strong commodity prices in March and secured 2008 aluminum volumes at 2007 price levels
- Several operational actions taken to compensate fuel cost increase and improve efficiency


TOMRA





Helping the world recycle
Industrial Processing
Technology

TITECH

TiTech Group

Q1 presentation
Rune Marthinussen
April 2008


Innovation in Material Sorting

Companies in TiTech Group

Vision: The leading provider of sensor based material sorting systems

TITECH GROUP

	TITECH	commodas	QVision
Industry	**RECYCLING**	**MINING**	**FOOD**
Share of revenue	~90%	~9%	~1%
Material	Plastics, paper, metals etc.	Minerals, gems, coal, metal slag etc.	Fish, meat – dairy and poultry potential
Customers	Material recovery facilities, scrap dealers, metal shredder operators	Mining companies	Food manufacturers

Note: Commodas is mining only

150 employees in 9 countries

TITECH

TiTech Group history


Revenue
Commodas Mining separate company (2008)
385
CommoDaS GmbH acquired (2006)
QVision AS founded (2005)
Real Vision Systems GmbH acquired (2002)
Titech Visionsort AS established (1996)
TiTech started as project in Elopak (1990)
4
TiTech Visionsort AS acquired by Tomra ASA (2004)
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

The sorting principle

From waste to money: A wide range of high-tech sensors are utilised **to identify material** on a conveyor belt and **sort it out** by air jets



TITECH

Wide ranges of sensor technologies

Sensor type	Machine example		Typical application
Metal Sensor		TITECH FINDER	Sorting of metal vs. non-metal and stainless steel vs. other Nfe-metals
X-Ray (atomic density)		TITECH X-TRACT	Sorting of aluminum from heavy metals
Colour CCD Camera		TITECH COMBISENSE	Sorting of metals or circuit boards by colour
Near Infrared (NIR)		TITECH POLYSORT	Sorting of polymers and fiber (paper/wood)
Visual (VIS)		TITECH COLOURSORT	Sorting of polymers by colour, paper by grades
Image		TITECH POLYSORT	Sorting of special objects, e.g. silicon cartridges

All core technologies are proprietary, protected with patents!

Substantial R&D efforts to sustain the competitive edge

2008 — 2009 — 2010 — 2011

Horizon 1
Short term projects
"Extend and defend our core business"

- Higher resolution
- New metal sensor
- Cost savings

Horizon 2
Medium term projects
"Develop our current technology and sorting capabilities"

- Spectral imaging
- X-Ray
- Thermal Imaging

Horizon 3
Long term projects
"Develop breakthrough applications"

- Elemental spectroscopy (LIBS, XRF)
- Long-term segments

TITECH

Installed base

More than 1700* units in 35 countries


Only Recycling systems in operation
Only Mining systems in operation
Both Recycling and Mining systems in operation

*Recycling: ~1650 machines
Mining: ~90 machines
Food: ~ 7 machines

Key market: Germany (~40% of installed base)
Other major markets: Italy, Spain, Japan, US

Global sales and service network


TiTech Group presence
Agents and distributors - presence

Service: HQ in Germany, 35 people in total, 1-2 per subsidiary, increasingly global

TITECH

Significant untapped potential in Recycling


Waste generation Western Europe
Million tons
TiTech Group today (illustrative)
Household waste
Commercial waste
Shredded scrap
Paper (from households)
Paper (other)
C&D waste
Bulky waste
Glass
E-scrap
Biological waste (other)
Packaging waste
Biological waste (from households)
Paper mill rejects
0
10
20
30
40
50
60

- Low potential for optical sorting in some waste streams
- Not all tonnage is relevant for optical sorting
- Incineration is the main alternative for material recycling

commodas

Mining - Applications and technology

	Fuel/ Energy	Industrial minerals	Precious metals	Base metals	Gems	Metal slag and dumps
Commodity	• Coal	• Limestone • Quarts • Feldspar • Calzite • Magnesite • Talcum	• Gold • Platinum	• Iron ore • Copper • Zink • Nickel • Wolfram	• Diamonds • Other coloured gemstones	• Stainless steel • Copper
Technology	X-Ray	Colour	Colour	X-Ray Colour Finder	Colour	X-Ray Colour



commodas TITECH

Mining - Key regions

- ~30.000 operating mines world-wide
- Currently niche applications
- Significant long-term potential

Europe (HQ in Hamburg)
- Sales agreement with Mogensen
- 46 installations



Canada/US
- Subsidiary in Toronto
- 3 installations

Russia
- Served from HQ
- 2 installations

South America
- Served from HQ
- 2 installations

South Africa
- Subsidiary in Johannesburg
- 14 installations

QVision - Using core technology in the food industry



- Seven scanners in five different applications in operation
  - Salted fish
  - Salmon fillets
  - Minced meat
  - Sliced pork meat
  - Crabs
- Measurements made
  - Water
  - Fat content
  - Colour
  - Pigment content
  - Meat index
- Unique technology, proven value propositions, large quantities

➔ PROMISING MARKET WITH SIGNIFICANT POTENTIAL!

TITECH

Growth drivers

	TITECH	commodas	QVision
Positive macro trends	• Stricter legislation • Higher landfill costs • High recyclables prices	• High mineral prices • Lower grade mines established	• Food quality • Traceability
New applications	• Penetrate new segments	• Capitalize on strong value propositions	• Capitalize on strong value propositions
New markets	• Eastern Europe, China, India – timing	• Get presence in all major mining areas	• Focus on home market
New technology	• New product portfolio, new sensors	• Increase capacity	• Point measurement
More service	• Sell more service contracts	• Sell more service contracts	• Sell service contracts from the beginning

***Organic growth*: Significant growth expected**
***Acquisitions:* Attractive opportunities will be pursued**

Industrial Processing Technology - Financials

TOMRA Helping the world recycle

Figures in NOK million	1Q 2008	1Q 2007
Revenues	195	163
• Nordic	19	21
• Central Europe & UK	98	68
• Rest of Europe	27	42
• US/Canada	9	10
• US West	5	-
• Rest of World	37	22
Gross contribution	98	84
in %	*50%*	*52%*
Operating expenses	61	53
Operating profit	37	31
in %	*19%*	*19%*

Industrial Processing Technology - Order book

TOMRA Helping the world recycle


NOK million
180
160
140
120
100
80
60
40
20
0
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08

Highlights Industrial Processing Technology

TOMRA Helping the world recycle

Recognition & sorting (Titech Group)

- Strong demand in recycling applications continues
- Continue to build organisation for sustainable future growth
- Increased focus on mining & food applications
- Solid order book by end of 1Q

Volume reduction (Orwak & Presona)

- Orwak with 21% organic revenue growth compared to 1Q last year and passed 10% operating margin
- Organic revenue growth of 52%, improved gross margin and reduced operating expenses give positive net operating profit in the quarter






TOMRA
Helping the world recycle

Collection Technology - Non-deposit Solutions


Cartons
TESCO
Recycling
Centre

Collection Technology Non-deposit Solutions - Financials

Figures in NOK million	1Q 2008	1Q 2007
Revenues	25	16
• Central Europe & UK	24	15
• Rest of World	1	1
Gross contribution	5	(3)
in %	20%	-
Operating expenses	21	21
Operating profit	(16)	(24)
in %		-

Highlights Collection Technology – Non-deposit Solutions

TOMRA
Helping the world recycle

Overall

- First quarter ever with positive gross contribution
- Continued high operating cost to invest in potential future growth

UK

- 45 ARC installed at the end of first quarter
- Modification and upgrade of centers currently taking place to increase capacity and reduce logistical costs

US

- In addition to Waste Management Inc's previously ordered 16 ARCs, traditional RVMs to be placed in non-deposit environments

Rest of Europe

- Installation of previous announced orders in Bulgaria and Italy to start in 2Q






WASTE MANAGEMENT RECYCLING UNIT - TUB


WM
THINK GREEN.
EARN REWARDS.
PLAY GREEN
Astros
ALUMINUM
PLASTIC
RECYCLE HERE
81"
FRONT
SIDE
62.75"
39.75"

Waste Management and TOMRA ambition in US selected market

TOMRA
Helping the world recycle

Centers
- Deployed at high-traffic retail locations (top 1-2 retailers in each markets)
- Form infrastructure backbone, generate significant recycling volumes and provide platform for green brand

Kiosks
- Deployed at supermarkets, malls, public parks, sports arenas etc.
- Complement infrastructure (away from home consumption) and provide branding opportunities at high-visibility locations

Single units
- Deployed at vending locations, convenience stores, gas stations, theatres, office buildings etc.
- Complement the infrastructure, build awareness around brand's green image and stimulates consumer behavior

Illustrative example



Acceptance from stakeholders and consumers will decide growth rate

1Q Summary

- Continued strong momentum in Collection Technology - Deposit with improved margins
- Weak Jan/Feb start in Materials Handling on the year. 2Q will indicate potential slower growth pace and impact from actions taken
- Strong revenue and EBIT growth in IPT with solid order backlog into 2Q
- Technology and solutions proven, still a matter of what it takes to develop the markets in non-deposit

↓

Adjusted for currency fluctuations organic revenue growth of 8% and EBIT growth of 20%

↓

Supports long term growth ambitions of >10% organic revenue growth and 15 - 25% EBIT growth, adjusted for currency effects in 2008

Addendum slides


TOMRA
helping the world recycle

Addendum slide - Major shareholders

1	Orkla ASA	23 953 000	14,5%
2	Folketrygdfondet	13 037 900	7.9%
3	Tomra Systems ASA	9 670 139	5.9%
4	The Northern Trust C Treaty Account	8 758 831	5.3%
5	State Street Bank AN A/C Client Omnibus D	8 733 669	5.3%
6	Clearstream Banking CID Dept, Frankfurt	5 413 130	3.3%
7	FERD AS P610AK	2 900 000	1.8%
8	JP Morgan Chase Bank Clients Treaty Account	2 677 822	1.6%
9	Verdipapirfondet KLP	2 400 000	1.5%
10	Skagen Vekst	2 057 500	1.2%
	SUB-TOTAL	**79 601 991**	**48.3%**
	Other shareholders	**85 088 226**	**51.7%**
	TOTAL (9,394 shareholders)	**164 690 217**	**100%**
	Total foreign ownership	**75 197 311**	**45.7%**

TOMRA
Helping the world recycle

Addendum slide - Shareholders by nationality

1	Norway	54.3%	8 646
2	Great Britain	14.8%	81
3	USA	9.5%	164
4	Luxembourg	5.1%	34
5	Sweden	3.0%	93
6	Denmark	2.4%	48
7	Italy	2.2%	18
8	France	2.1%	22
9	Finland	1.1%	21
10	Ireland	0.9%	14
	TOTAL	**95.4%**	**9 141**

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Message 206991

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Date/Time	09.04.2008 15:43:09
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	Meldepliktig handel
Text	

Ferd Invest har i dag kjøpt 500 000 aksjer i Tomra Systems ASA til kurs 37,14. Ferd Invest eier etter kjøpet 3 400 000 aksjer i Tomra Systems ASA.

Jo Lunder er styremedlem i Tomra Systems ASA og konserndirektør i Ferd AS.

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Message 206576 link

Date/Time	03.04.2008 16:43:48
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FINANSIELL RAPPORTERING
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Vedlegg:
Title	ANNUAL REPORT 2007
Text	

Enclosed is a pdf-version of the 2007 Annual Report for Tomra Systems ASA. The Annual report is also available on TOMRA`s web page, www.tomra.com. Printed version of the Annual Report will be distributed to shareholders, starting today.

Asker, 3 April 2008
Tomra Systems ASA

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Message 208263

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Date/Time	24.04.2008 08:29:44
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	EKS.DATO
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	Ex dividend NOK 0.45 today
Text	The shares in Tomra Systems ASA will be traded ex dividend NOK 0.45 as from today, 24.04.2008.

END